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As filed with the Securities and Exchange Commission on July 7, 2005

Registration No. 333-124977

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO

FORM S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

HAYNES INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3310 (Primary Standard Industrial Classification Code Number)	06-1185400 (IRS Employer Identification No.)

1020 West Park Avenue Kokomo, Indiana 46904-9013 (765) 456-6000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)	Francis J. Petro
President and Chief Executive Officer
Haynes International, Inc.
1020 West Park Avenue
Kokomo, Indiana 46904-9013
(765) 456-6000
(Name and address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Stephen J. Hackman, Esq.
Ice Miller
One American Square, Box 82001
Indianapolis, Indiana 46282-0002
(317) 236-2100

        Approximate date of commencement of proposed sale of the common stock to the public: From time to time after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, par value $0.001 per share	2,975,151 shares	$18.375	$54,668,399.63	$6,435.00(2)

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the last sale price of the registrant's common stock on the "pink sheets" on May 12, 2005.

(2)
Previously paid.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. Holders may not sell the common stock or accept any offer to buy the common stock until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell the common stock and it is not soliciting an offer to buy the common stock in any state where the offer or sale is not permitted.

Subject to Completion, dated July 7, 2005

PROSPECTUS

2,975,151 SHARES OF COMMON STOCK

        This prospectus relates to the offer and sale from time to time by the selling stockholders identified in this prospectus of up to 2,975,151 shares of our common stock. The selling stockholders obtained these shares of our common stock as part of a reorganization of our company. See "The Reorganization" for a description of the plan of reorganization. We will not receive any of the proceeds from the sale of the shares of our common stock being sold by the selling stockholders.

        The selling stockholders may sell these shares of our common stock through ordinary brokerage transactions or through any other means described in the section entitled "Plan of Distribution." We do not know when or in what amounts a selling stockholder may offer these shares of our common stock for sale. The selling stockholders may sell all, some or none of the shares of our common stock offered by this prospectus.

        Our common stock is not listed on any national securities exchange and is currently trading in the "pink sheets" under the symbol "HYNI.PK." On June 30, 2005, the last reported sale price of our common stock was $18.000. The shares of our common stock offered hereby may be offered for sale by the selling stockholders at prices they may determine at the time of sale. See "Plan of Distribution."

        If required, each time a selling stockholder sells shares of our common stock, we will provide a prospectus supplement that will disclose additional information. Please carefully read both this prospectus and any applicable prospectus supplement, together with additional information described under the heading "Where You Can Find More Information."

        INVESTMENT IN SHARES OF OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR VARIOUS RISKS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE YOU PURCHASE ANY SHARES OF OUR COMMON STOCK.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the shares of our common stock or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2005.

TABLE OF CONTENTS

Forward-Looking Statements	ii
Prospectus Summary	1
The Offering	4
Summary Consolidated Financial and Operating Data	5
Risk Factors	7
Use of Proceeds	13
Market for Our Common Stock, Dividends and Related Stockholder Matters	13
Capitalization	14
Dilution	14
The Reorganization	15
Pro Forma Financial Information	17
Selected Historical Consolidated Financial Data	19
Management's Discussion and Analysis of Financial Condition and Results of Operations	22
Our Business	42
Management	58
Certain Transactions	71
Selling Stockholders	72
Description of Capital Stock	74
Shares of Common Stock Issued in the Reorganization Eligible for Future Sales	77
Plan of Distribution	79
Legal Matters	81
Experts	81
Where You Can Find More Information	81
Index to Consolidated Financial Statements	F-1

IMPORTANT NOTICE TO READERS

        You should rely only on the information contained in this prospectus. We have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where such offers and sales are permitted. The information in this prospectus is accurate only as of the date on the front cover, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, results of operations and prospects may have changed since this date and may change again.

i

FORWARD-LOOKING STATEMENTS

        This prospectus contains statements that constitute "forward-looking statements" as defined by federal securities laws. Those statements appear in a number of places and may include, but are not limited to, statements regarding our intent, belief or current expectations or those of our management with respect to (i) our strategic plans; (ii) trends in the demand for our products; (iii) trends in the industries that consume our products; (iv) our ability to develop new products; and (v) our ability to make capital expenditures and finance operations. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors, many of which are beyond our control.

        In addition, we have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the assumptions on which the forward-looking statements are based are reasonable, any of those assumptions could prove to be inaccurate. As a result, the forward-looking statements based upon those assumptions also could be incorrect. Risks and uncertainties which may affect the accuracy of forward-looking statements include the following:

  •
  wide fluctuations in revenues based upon changes in demand for our customers' products

  •
  decreases in demand in the aerospace, land based gas turbine and chemical processing industries

  •
  our ability to make capital expenditures to upgrade our primary production facility

  •
  rapid increases in the price of nickel, our primary raw material

  •
  increases in the cost of energy or other raw materials

  •
  unplanned shut-downs or other production problems at our manufacturing facilities

  •
  changes in and compliance with environmental and safety laws and policies

  •
  our ability to develop new applications and new products that meet the needs of our customers

  •
  foreign currency fluctuations

  •
  the loss of key personnel

  •
  war and acts of terrorism

  •
  the other factors that we describe under "Risk Factors"

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ii

PROSPECTUS SUMMARY

        The following summary highlights information about us and is qualified in its entirety by the more detailed information and financial statements and notes thereto included elsewhere in this prospectus. You should carefully read and consider this entire prospectus, including the information set forth under the heading "Risk Factors." All references to fiscal years in this prospectus refer to our fiscal years which, for all periods presented, ended on September 30. As used in this prospectus, the terms "our company," "the company," "we," "our," and "us" include, when the context so requires, Haynes International, Inc. and its consolidated subsidiaries. The term "you" refers to a prospective purchaser of shares of our common stock. The term "U.S." refers to the United States of America.

Our Business

        Haynes International, Inc. is an inventor, developer, producer and solution provider in the supply of quality high-performance nickel- and cobalt-base alloys. We develop, manufacture and market technologically advanced, high-performance alloys primarily for use in the aerospace, power generation and chemical processing industries. Our products are high temperature resistant alloys and corrosion resistant alloys. High temperature resistant alloy products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace industry, gas turbine engines used for power generation, and waste incineration and industrial heating equipment. Corrosion resistant alloy products are used in applications that require resistance to very corrosive media found in chemical processing, power plant emissions control and hazardous waste treatment. We are a supplier of high-performance alloys to General Electric Co.; Pratt & Whitney; Rolls-Royce plc; SNECMA; E.I. DuPont de Nemours & Co.; The Dow Chemical Co.; Siemens Westinghouse; Solar Turbines, Inc.; British Petroleum p.l.c.; Celanese AG; and Eli Lilly and Co. We are one of three principal producers of high-performance alloy products in sheet, coil and plate forms. Sales of these forms, in the aggregate, represented approximately 70% of our net revenues in the first six months of fiscal 2005. In addition, we produce our alloy products as seamless and welded tubulars, and in bar, billet and wire forms.

        We sell our products primarily through our direct sales organization, which includes nine service and sales centers in the U.S., Europe and Asia. During fiscal 2005, we are also scheduled to open a service and sales center in China and a sales office in India. All of our service and sales centers are operated either directly by our company or through our wholly-owned subsidiaries. In the first six months of fiscal 2005, approximately 82% of our net revenues was generated by our direct sales organization, and the remaining 18% was generated by a network of independent distributors and sales agents who supplement our direct sales efforts in the U.S., Europe and Asia, some of whom have been associated with our company for over 30 years.

  Core Competencies

        We believe that our core competencies in the high-performance alloy industry include the following:

  •
  Metallurgical expertise and proprietary knowledge.  We continue to develop, manufacture and test high-performance nickel- and cobalt-base alloys. Over the last five years, our technical programs have yielded five new proprietary alloys, four of which are protected by U.S. patents, and one of which has a patent pending. Our continued emphasis on product innovation is expected to yield similar future results. Our engineering and technological group is staffed by personnel with extensive industrial and technological experience. The group operates from seven separate, fully equipped laboratories, including a process laboratory with a full spectrum of pilot scale melting/remelting equipment and hot working and cold working equipment.

  •
  Technical marketing support.  Our engineering and technology group maintains a high level of manufacturing and customer metallurgical support. Through the combined efforts of this group and our direct sales organization, we work closely with our customers to identify, develop and support diverse applications for our alloys and to anticipate our customers' future materials requirements.

  •
  Flexible manufacturing capabilities.  Our four-high Steckel mill, in conjunction with our sophisticated, multi-stage, melting and refining operation, produces a broad array of sheet, coil and plate products made to exacting specifications. At the same time, our smaller mills enable us to produce small batch orders that generally are not practical or economical for our competitors to manufacture. In fiscal 2003 and the first half of fiscal 2004, we experienced liquidity shortages which resulted in a lack of funds for capital inprovement at our primary manufacturing facility. We anticipate making significant upgrades to our equipment during fiscal 2005, 2006 and 2007, and an inability to make these upgrades could materially, adversely effect our manufacturing efficiency.

  Business Strategy

        We intend to capitalize on our core competencies to implement our business strategy, which includes the following principal elements:

  •
  Expand export sales and foreign service and sales center locations. We will continue our efforts to increase our sales to non-U.S. customers and strategically position our service and sales centers in key international locations, including China, India, and Eastern Europe.

  •
  Expand sales of value added products offered at our service and sales centers. Our service and sales centers stock many of our products to allow us to respond more quickly to customer orders. These locations also provide precision processing services to cut and shape our products to our customers' precise specifications.

  •
  Develop new applications for existing alloys. We are continually working with end users of our products to identify new applications for our alloys in various industries.

  •
  Continue customer-driven new product development. We work closely with our customers to identify opportunities to use our metallurgical expertise to develop new products that meet their specific needs.

  •
  Increase productivity through strategic equipment investment. We expect to increase product quality and reduce costs through continued investment in our plant and equipment.

  •
  Expand product capability through strategic acquisitions. We will continue to pursue opportunities to acquire businesses and product lines that are consistent with our core competencies and expand our product offerings and production capabilities.

        The relative success of our business strategy will be affected by our ability to overcome certain risks. Some of the risks which may impair our ability to successfully implement our business strategy include:

  •
  Our dependence on production levels at our Kokomo facility and our ability to make capital improvements at that facility. In fiscal 2003 and the first half of fiscal 2004, we experienced liquidity shortages which resulted in a lack of funds to make equipment upgrades at the Kokomo facility. We anticipate making significant equipment upgrades to the Kokomo facility and an inability to do so could materially and adversely affect our manufacturing capabilities.

  •
  Rapid increases in the price of nickel, other raw materials and energy.

  •
  Any significant drop in customer demand for our products.

  •
  Our ability to continue to develop new applications and new products which are accepted by the market.

  •
  Our ability to retain key employees.

  •
  Economic and market risks associated with foreign operations and U.S. and world economic and political conditions.

Our History

        Our operations began in 1912 as the Haynes Stellite Works, which was purchased by Union Carbide and Carbon Corporation in 1920. In 1972, the operations were sold to Cabot Corporation. In 1987, we were incorporated as a stand-alone corporation in Delaware, and in 1989 we were sold by Cabot Corporation to Morgan Lewis Githens & Ahn Inc., a private investment firm. The Blackstone Group, a private investment firm, purchased our company from Morgan Lewis Githens & Ahn Inc. in 1997.

        As a result of concurrent downcycles in our largest markets, rising raw material and energy costs, and our debt service obligations, we encountered liquidity difficulties throughout fiscal 2003 and the first half of fiscal 2004 and could not generate sufficient cash to both satisfy our debt service obligations and fund our operations. On March 29, 2004, we and our U.S. subsidiaries and U.S. affiliates as of that date filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. Our plan of reorganization was confirmed on August 16, 2004, and became effective when we emerged from bankruptcy on August 31, 2004. In connection with our reorganization, Haynes Holdings, Inc. (our former parent) and Haynes International, Inc. were merged and our company was the surviving corporation of the merger. Pursuant to the plan of reorganization, all of the shares of our common stock which were outstanding prior to the merger were cancelled, and 10.0 million new shares of our common stock were issued to the former holders of our 11 5/8% senior notes due September 1, 2004 and the former holders of the shares of common stock of Haynes Holdings, Inc. More detailed information about our reorganization can be found in "The Reorganization." Because of our emergence from bankruptcy and adoption of fresh start reporting, our historical financial information is not comparable to our financial information for periods after August 31, 2004.

        We currently own and operate manufacturing facilities in Kokomo, Indiana; Arcadia, Louisiana; and Mountain Home, North Carolina. We also maintain service and sales centers in the U.S., Europe and Asia. Our principal executive offices are located at 1020 West Park Avenue, Kokomo, Indiana 46904, and our telephone number is (765) 456-6000. Our website address is http://www.haynesintl.com. We do not incorporate the information on, or accessible through, our website into this prospectus, and you should not consider it part of this prospectus.

Recent Acquisition

        On November 5, 2004, we acquired certain assets of The Branford Wire and Manufacturing Company, and certain of its affiliates for a purchase price of $8.3 million, which was paid in cash. Branford is a manufacturer of high-quality stainless steel and nickel alloy wires. By acquiring Branford, we added specialty stainless steel and nickel alloy wire to our high performance alloy wire product lines, improved our wire production capabilities through the addition of Branford's manufacturing facilities, and acquired the wire processing knowledge of Branford's employees. We believe this acquisition will enable us to increase production of our wire products by processing products at the former Branford facilities, and to increase sales of wire products by selling high performance alloy wire products to Branford's customers and stainless steel and nickel alloy wire products to our customers. As part of this transaction, we acquired a wire manufacturing plant located in Mountain Home, North Carolina, manufacturing equipment, accounts receivable and inventory. We also entered into a non-compete agreement with the former president and owner of Branford, restricting his ability to compete with the ongoing Branford operations for seven years following the closing date. More detailed information about the acquisition can be found in "Our Business—Branford Wire Acquisition."

THE OFFERING

Issuer	Haynes International, Inc.
Selling Stockholders
The selling stockholders are certain registered investment funds, private investment funds and private investment accounts that received shares of our common stock issued in connection with our emergence from bankruptcy on August 31, 2004. All of the shares of our common stock in this offering are being sold by the selling stockholders.
Shares of Our Common Stock Offered by the Selling Stockholders	Up to 2,975,151 shares of our common stock.
Dividend Policy
We have not paid any cash dividends on shares of our common stock in the past two fiscal years or in the first six months of fiscal 2005. We currently do not anticipate paying any cash dividends or making any other distributions on shares of our common stock in the foreseeable future.
Total Shares of Our Common Stock Outstanding	10,000,000
Use of Proceeds	We will not receive any proceeds from sales by selling stockholders of the shares of our common stock.
Determination of Offering Price	The selling stockholders may sell all or any part of the shares of our common stock offered hereby from time to time at those prices as they may determine at the time of sale.

        As of June 30, 2005, the selling stockholders held approximately 29.8% of the outstanding shares of our common stock. The selling stockholders may offer all, some or none of their shares of common stock. Because the selling stockholders may offer all, some or none of their shares of common stock, the Company cannot estimate the number of shares of common stock that will be held by the selling stockholders after completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

        Set forth below are our summary consolidated financial and operating data. This information should be read in conjunction with the consolidated financial statements and related notes thereto included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below.

        On March 29, 2004, we and certain of our U.S. subsidiaries and U.S. affiliates as of that date filed for bankruptcy protection. Our plan of reorganization was confirmed by order of the Bankruptcy Court on August 16, 2004 and became effective on August 31, 2004. Our historical consolidated financial statements included elsewhere in this prospectus have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and, for periods subsequent to March 29, 2004, in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." As of August 31, 2004, the effective date of the plan of reorganization, we began operating our business under a new capital structure and we adopted fresh start reporting for our financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, our historical financial information is not comparable to our financial information for periods after August 31, 2004.

        Amounts below are in thousands, except backlog, which is in millions, share and per share information and average nickel price.

	Predecessor				Successor	Predecessor Debtor-in-Possession	Successor
	Year Ended September 30,			Eleven Months Ended August 31,	One Month Ended September 30,(2)	Six Months Ended March 31,	Six Months Ended March 31,(2)
	2002(1)	2003(1)		2004	2004	2004	2005
Statement of Operations Data:
Net revenues	$225,942	$178,129		$209,103	$24,391	$104,533	$152,239
Cost of sales	175,572	150,478		171,652	26,136 (3)	87,620	147,133 (3)
Restructuring and other charges(4)	—	—		4,027	429	4,027	591
Operating income (loss)	22,045	493		7,100	(5,058)	(800)	(14,782)
Interest expense, net	20,441	19,661		13,929	348	10,130	3,073
Reorganization items(5)	—	—		(177,653)	—	471	—
Net income (loss)	927	(72,255	)(6)	170,734	(3,646)	(10,836)	(11,515)
Net income (loss) per share:
Basic and diluted	$9,270	$(722,550)		$1,707,340	$(0.36)	$(108,360)	$(1.15)
Weighted average shares outstanding:
Basic and diluted	100	100		100	10,000,000	100	10,000,000
	September 30,			March 31,(2)
	2002(1)	2003(1)	2004(2)	2005
Balance Sheet Data:
Working capital (deficit)	$49,424	$(99,901)	$61,826	$54,249
Property, plant and equipment (net)	42,721	40,229	80,035	82,666
Total assets	230,513	180,115	360,758	373,424
Total debt	189,685	201,007	85,993	108,339
Accrued pension and post-retirement benefits	121,717	127,767	120,019	121,561
Stockholders' equity (deficiency)	(101,973)	(172,858)	115,576	106,195

	2002	2003	2004	2005
Consolidated Backlog at Fiscal Quarter End:
1st quarter	$88.0	$49.0	$54.7	$110.9
2nd quarter	77.2	53.6	69.6	134.8
3rd quarter	63.9	54.5	82.6	N/A
4th quarter	52.5	50.6	93.5	N/A
	Year Ended September 30,			Six Months Ended March 31,
	2002	2003	2004	2005
Average nickel price per pound(7)	$3.12	$3.76	$6.02	$7.34

(1)
Restated. On October 1, 2003, we changed our inventory costing method from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. In accordance with generally accepted accounting principles, the change has been applied by restating the 2000-2003 consolidated financial data. Please see note 3 to the consolidated financial statements included elsewhere in this prospectus for more information regarding this change in accounting method.

(2)
As of August 31, 2004, the effective date of the plan of reorganization, we adopted fresh start reporting for our consolidated financial statements. Because of our emergence from bankruptcy and the adoption of fresh start reporting, our historical financial information is not comparable to financial information for periods after August 31, 2004.

(3)
As part of fresh start reporting, inventory was increased by approximately $30,497 to reflect its fair value at August 31, 2004. The fair value adjustment was recognized ratably in cost of sales as inventory was sold and was fully recognized by the end of the second quarter of fiscal 2005. Cost of sales for the one month ended September 30, 2004 and the six months ended March 31, 2005 include non-cash charges of $5,083 and $25,414, respectively, for this fair value adjustment.

(4)
Consists primarily of professional fees and credit facility fees related to our restructuring and refinancing activities.

(5)
During fiscal 2004, we recognized approximately $177,653 in reorganization items of which approximately $7,298 were expenses relating to professional fees, amendment fees, travel expenses, directors' fees, write offs of bond discount and debt issuance costs and other expenses, and approximately $184,951 was income relating to the gain on cancellation of 11 5/8% senior notes due September 1, 2004, fresh start reporting adjustments, and fair value adjustments required as a result of the reorganization. Please see note 8 to the consolidated financial statements contained elsewhere in this prospectus for more information.

(6)
Reflects a valuation allowance of approximately $60,307 at September 30, 2003, on our U.S. deferred tax assets as a result of our determination that as of that date, it was more likely than not that certain future tax benefits would not be realized. Please see note 6 to the consolidated financial statements included elsewhere in this prospectus for more information.

(7)
Average price for a 30 day cash buyer, as reported by the London Metals Exchange.

RISK FACTORS

        You should carefully consider the specific Risk Factors set forth below as well as the other information included in this prospectus before purchasing shares of our common stock.

Risks Related to Our Business, Strategy and Growth

Our revenues may fluctuate widely based upon changes in demand for our customers' products.

        Demand for our products is dependent upon and derived from the level of demand for the machinery, parts and equipment produced by our customers, which are principally manufacturers and fabricators of machinery, parts and equipment for highly specialized applications. Historically, certain of the markets in which we compete have experienced unpredictable, wide demand fluctuations. Because of the comparatively high level of fixed costs associated with our manufacturing processes, significant declines in those markets have had a disproportionately adverse impact on our operating results. For example, due in part to these factors, we encountered liquidity difficulties throughout fiscal 2003 and the first half of fiscal 2004, and could not generate sufficient cash to both satisfy our debt obligations and fund our operations. These liquidity difficulties contributed to our decision to file for bankruptcy protection on March 29, 2004.

        Since we became an independent company in 1987, we have, in several instances, experienced substantial year-to-year declines in net revenues, primarily as a result of decreases in demand in the industries to which our products are sold. In 1992, 1999, 2002 and 2003, our net revenues, when compared to the immediately preceding year, declined by approximately 24.9%, 15.4%, 10.3% and 21.2%, respectively. We may experience similar fluctuations in our net revenues in the future. Additionally, demand is likely to continue to be subject to substantial year-to-year fluctuations as a consequence of industry cyclicality, as well as other factors, and such factors may have a material adverse effect on our financial condition or results of operations.

Rapid increases in the price of nickel may materially adversely affect our operating results.

        To the extent that the price of nickel rises rapidly, there may be a negative effect on our gross profit margins. Nickel, a major component of many of our products, accounts for approximately 50% of our raw material costs, or approximately 25% of our total cost of sales. We enter into several different types of sales contracts with our customers, some of which allow us to pass on increases in nickel prices to our customers. In other cases, we price our products at the time of order, which allows us to establish prices with reference to known costs of materials, but which does not allow us to offset an unexpected rise in the price of nickel. We may not be able to successfully offset rapid increases in the price of nickel in the future. In the event that nickel price increases occur that we are unable to pass on to our customers, our cash flows or results of operations could be materially adversely affected.

Increases in energy costs and raw material costs may have a negative impact on our performance and financial condition.

        Since fiscal 2003, we have experienced rising raw material and energy costs. Nickel, cobalt and molybdenum, the primary raw materials used to manufacture our products, all have experienced significant fluctuations in price. Continued growth in China has contributed to increased demand for many of the raw materials used in our manufacturing processes, which has led to increased prices for these raw materials. The Company uses natural gas in the manufacturing process to reheat material for purposes of annealing and forming. Natural gas has increased as a percentage of product costs from 2% in fiscal 2003 to 4% in the first six months of fiscal 2005. Continuing increases in raw material and energy costs could have a material adverse effect on our cash flows or results of operations.

Our operations are dependent on production levels at our Kokomo facility.

        Our principal assets are located at our primary integrated production facility in Kokomo, Indiana and at our production facility in Arcadia, Louisiana. The Arcadia plant relies to a significant extent upon feedstock produced at the Kokomo facility. Any production failures, shutdowns or other significant problems at the Kokomo facility could have a material adverse effect on our financial condition and results of operations. We believe that we maintain adequate property damage insurance to provide for reconstruction of damaged equipment, as well as business interruption insurance to mitigate losses resulting from any production shutdown caused by an insured loss; however, such insurance may not be adequate to cover such losses. See "Our Business—Properties."

Significantly increased capital expenditures are needed to upgrade our Kokomo facility.

        In fiscal 2003 and the first half of fiscal 2004, we experienced liquidity shortages which resulted in a lack of funds for capital improvements at the Kokomo facility. Although we believe that our facilities are generally in good operating condition, we anticipate making significant upgrades to our equipment in fiscal 2005, 2006 and 2007. We anticipate spending a total of $27.7 million during fiscal 2005, 2006 and 2007, as compared to the $3.6 million we spent in fiscal 2003 and the $5.4 million we spent in fiscal 2004. An inability to make these upgrades could have a material adverse impact on the efficiency with which we are able to manufacture our products and could adversely affect our competitive standing within the industry.

The development of new applications and new products is important for our business.

        Our proprietary alloys and metallurgical manufacturing expertise provide us with a competitive advantage over other superalloy producers. Our ability to maintain this competitive advantage depends on our ability to continue to offer products that have equal or better performance characteristics than competing products at competitive prices. Our future growth will depend, in part, on our ability to address the increasingly demanding needs of our customers by enhancing the properties of our existing alloys, by timely developing new applications for our existing products, and by timely developing and introducing new products. We may not be successful in these efforts or we may experience difficulties that could delay or prevent the successful development, introduction and sale of these products, or our new products and product enhancements may not adequately meet the requirements of the marketplace and achieve market acceptance. See "Our Business—Research and Technical Development."

The potential costs of environmental compliance could significantly increase our operating expenses and reduce our operating income.

        Our facilities and operations are subject to certain foreign, federal, state and local laws and regulations relating to the protection of human health and the environment, including those governing the discharge of pollutants into the environment and the storage, handling, use, treatment and disposal of hazardous substances and wastes. Violations of these laws and regulations can result in the imposition of substantial penalties and can require modernization of facilities operations and pollution control devices at substantial cost. In addition, we may be required in the future to comply with certain regulations pertaining to the emission of hazardous air pollutants under the Clean Air Act. However, since these regulations have not been proposed or promulgated in all cases, we cannot predict the cost, if any, associated with compliance with such regulations. Expenses related to environmental compliance were approximately $1.3 million for fiscal 2004 and are expected to be approximately $1.6 million for fiscal 2005. These expenditures may not be adequate to ensure future compliance with environmental laws and regulations. Pursuant to certain environmental laws, if a release of hazardous substances occurs on or from our properties or any associated off-site disposal location, we may be held liable, and the amount of such liability may be material.

        We are currently conducting groundwater monitoring and post-closure maintenance in connection with certain disposal areas located at the Kokomo facility. There are elevated levels of certain contaminants in the groundwater. If it is determined that the disposal areas have impacted the groundwater underlying the Kokomo facility, additional corrective action could be required. We are unable to estimate the costs of such action, if any, and the costs of future corrective action could have a material adverse effect on our financial condition, results of operations or liquidity. Additionally, we could be required to obtain permits and undertake other closure projects and post-closure commitments for any other waste management unit determined to exist at the facility. Since environmental laws are becoming increasingly stringent, our environmental capital expenditures and costs for environmental compliance may increase in the future. In addition, due to the possibility of unanticipated regulatory or other developments and the possibility that regulators may pursue enforcement of applicable environmental laws and regulations more vigorously, the amount and timing of future environmental expenditures may vary substantially from those currently anticipated. See "Our Business—Environmental Matters."

Although a collective bargaining agreement is in place for certain employees, union or labor disputes could still disrupt the manufacturing process.

        As of March 31, 2005, we employed approximately 1,012 full-time employees worldwide. All eligible hourly employees at the Kokomo plant and the Lebanon, Indiana service and sales center (approximately 483 in the aggregate) are covered by a collective bargaining agreement. As part of negotiations with the United Steelworkers of America related to our emergence from bankruptcy, the collective bargaining agreement has been extended until June 2007. Even though the collective bargaining agreement has been extended, it is still possible that union or labor disputes could disrupt our manufacturing process.

We rely on key personnel, and the loss of key personnel could impair the implementation of our business strategy.

        The success of our business strategy is dependent, in part, on the contributions of our highly skilled personnel. All of our employees have the ability to leave our company at any time and so deprive it of the skill and knowledge essential for successful ongoing operations. Our business is highly dependent on the customer's belief that we will produce products of the highest standards over an extended period of time. The loss of a significant number of key personnel will have a material adverse effect on our business.

We face risks related to our foreign operations, which may adversely affect our results of operations.

        We generate a significant portion of our revenue from non-U.S. sales, and a significant portion of the raw materials we use to produce our products are provided by international suppliers. As a result of our international operations and supply chain, we are affected by economic and political conditions in foreign countries, including: political and economic instability, labor unrest and difficulties in staffing, misappropriation of intellectual property and constraints on our ability to maintain or increase prices. Factors related to the import and export of goods also affect us, including: export license requirements, trade restrictions, change in tariffs and duties, and earnings expatriation restrictions. Any of these factors could adversely impact our ability to secure our raw materials or our ability to sell our products internationally. This could reduce our revenue and adversely impact our operating results.

        Our foreign operations may also be subject to certain economic and market risks, including longer payment cycles, greater difficulties in accounts receivable collection, the necessity of paying import and export duties and the requirement of complying with a wide variety of foreign laws. In addition, our foreign operations are affected by general economic conditions in the international markets in which we do business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Our Business—Sales and Marketing."

Our historical financial information is not comparable to our current financial information.

        As a result of our emergence from bankruptcy, we are operating our business with a new capital structure, and are subject to fresh start reporting requirements prescribed by generally accepted accounting principles. As required by fresh start reporting, assets and liabilities as of August 31, 2004 were recorded at fair value, with the enterprise value being determined in connection with the reorganization. Accordingly, our financial information after August 31, 2004 is not comparable to the financial information in our historical consolidated financial statements prior to September 1, 2004 included elsewhere in this prospectus.

U.S. and world economic and political conditions, including acts or threats of terrorism and/or war, could adversely affect our business.

        National and international political developments, instability and uncertainties could result in continued economic weakness in the United States and in international markets. These uncertainties include ongoing military activity in Afghanistan and Iraq, threatened hostilities with other countries, political unrest and instability around the world, and continuing threats of terrorist attacks. Any actual armed hostilities, and any future terrorist attacks in the United States or abroad, could also have an adverse impact on the U.S. economy, global financial markets and our business. The effects may include, among other things, a decrease in demand in the aerospace industry due to reduced air travel, as well as reduced demand in the other industries we serve. Depending upon the severity, scope and duration of these effects, the impact on our financial position, results of operations, and cash flows could be material.

Future limitations on our ability to utilize net operating loss carryovers to offset taxable income may have a material adverse effect on our net income.

        Under section 382 of the Internal Revenue Code, whenever there is a more than 50% ownership change of a corporation during a three-year testing period, the ability of the corporation to utilize its net operating loss carryovers and certain subsequently recognized built-in losses and deductions to offset future taxable income may be subject to an annual limitation. The issuance of new shares of our common stock pursuant to our plan of reorganization constituted an ownership change for purposes of section 382, which may have limited our use of our net operating losses to offset future taxable income. This limitation is not expected to have a significant effect on our ability to utilize net operating loss carryovers to offset income in future years. Future ownership changes within a three-year period could further restrict our ability to utilize our net operating loss carryovers.

        A corporation may incur alternative minimum tax liability when its net operating loss carryforwards, subject to the previously mentioned limitation under section 382, eliminate its taxable income as computed under the corporate income tax provisions. The Company may, therefore, be liable for the alternative minimum tax.

Risks Related to Our Industry

Profitability in the high-performance alloy industry is highly sensitive to changes in sales volumes.

        The high-performance alloy industry is characterized by high capital investment and high fixed costs, and profitability is therefore very sensitive to changes in volume. The cost of raw materials is the primary variable cost in the high-performance alloy manufacturing process and represents approximately 50% of the total manufacturing costs. Other manufacturing costs, such as labor, energy, maintenance and supplies, often thought of as variable, have a significant fixed element. Accordingly, relatively small changes in volume can result in significant variations in earnings.

We face strong competition from existing competitors and potential entrants to the market.

        The high-performance alloy market is a highly competitive market in which eight to ten producers participate in various product forms. We face strong competition from domestic and foreign manufacturers of both high-performance alloys and other competing metals. Some of our current competitors have, and future competitors may have, greater financial resources than us. We may also face additional competition in the future to the extent new materials are developed, such as plastics or ceramics, that may be substituted for our products. It is possible that we will not be able to compete effectively in the future or that competition will significantly depress the price of our products in the future. We also believe that over the next five to ten years we will face increased competition from non-U.S. entities, especially in Eastern Europe and Asia, with respect to the manufacture of high-performance alloys. Additionally, in recent years we have had the advantage of a weak U.S. dollar, which makes the goods of foreign competitors more expensive to import into the U.S. In the event that the U.S. dollar strengthens, we may face increased competition from non-U.S. competitors. See "Our Business—Competition."

Risks Related to Shares of Our Common Stock

There is no active trading market for the shares of our common stock, nor is it known whether or when an active trading market for our common stock will develop.

        Although we intend to apply for a listing of our common stock on a national securities exchange or for quotation on a national automated interdealer quotation system when eligible, we may not be successful and it is possible that there will not be any trading market (other than the "pink sheets") for shares of our common stock. Further, the degree of price volatility in any active trading market for any shares of our common stock may be significant, and the market prices may vary widely. Although we are aware that trading in our common stock has occurred from time to time on an unsolicited basis on the "pink sheets," we believe it may be difficult for you to dispose of or to obtain accurate quotations as to the market value of shares of our common stock.

The sale of a large block of our stock could adversely affect our stock price, and the price of shares of our common stock may be volatile.

        Under the terms of the plan of reorganization, we issued 10.0 million shares of our common stock. Sales of a substantial number of shares of our common stock into the public market through this offering or in reliance upon Rule 144 could adversely affect our stock price.

        The market price of shares of our common stock could also be subject to significant fluctuations in response to a number of factors, including but not limited to the following:

  •
  fluctuations in the market price of nickel

  •
  market conditions in the end markets into which our customers sell their products, principally aerospace, power generation and chemical processing

  •
  announcements of technological innovations or new products and services by us or our competitors

  •
  the operating and stock price performance of other companies that investors may deem comparable to us

  •
  announcements by us of joint development efforts or corporate partnerships in the high temperature resistant alloy and corrosion resistant alloy markets

  •
  market conditions in the technology, manufacturing and other growth sectors

  •
  rumors relating to us or our competitors

You may not receive a return on investment through dividend payments nor upon the sale of your shares of our common stock.

        The terms of our debt agreements limit our ability to pay cash dividends, and we do not anticipate paying cash dividends or making any other distributions on shares of our common stock in the foreseeable future. Instead, we intend to retain future earnings for use in the operation and expansion of our business. Therefore, you will not receive a return on your investment in shares of our common stock through the payment of dividends. You also may not realize a return on your investment upon selling your shares of our common stock.

Provisions of our certificate of incorporation and by-laws could discourage potential acquisition proposals and could deter or prevent a change in control.

        Some provisions in our certificate of incorporation and by-laws, as well as Delaware statutes, may have the effect of delaying, deferring or preventing a change in control. These provisions, including those providing for the possible issuance of shares of our preferred stock and regulating the nomination of directors, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire a substantial number of shares of our common stock or to launch other takeover attempts that a stockholder might consider to be in his or her best interest. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock.

USE OF PROCEEDS

        The selling stockholders will receive all of the proceeds from the sale of the shares of the Company's common stock offered by this prospectus. The Company will not receive any proceeds from the sale of the shares of its common stock offered hereby.

MARKET FOR OUR COMMON STOCK, DIVIDENDS AND
RELATED STOCKHOLDER MATTERS

        Trading in the Company's common stock has occurred from time to time on an unsolicited basis on the pink sheets under the trading symbol "HYNI.PK". Over-the-counter market quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. On June 30, 2005, the Company's common stock closed at $18.000. You are advised to obtain current market quotations for the Company's common stock. No assurance can be given as to the market prices of the Company's common stock at any time after the date of this prospectus.

        The following table sets forth the range of high and low closing bid prices by fiscal quarter for the common stock as reported through Pink Sheets LLC. Prior to the Company's emergence from bankruptcy, the Company's common stock was held by its parent company and was not traded. For that reason, closing prices can not be provided for any time prior to August 31, 2004.

Fiscal quarter ended:	High	Low
December 31, 2004	$14.50	$9.90
March 31, 2005	$20.50	$15.00
June 30, 2005	$19.50	$16.50

        As of June 30, 2005, there were approximately 23 record holders of the Company's common stock. Also, as of June 30, 2005, there were 940,000 shares of the Company's common stock issuable upon the exercise of outstanding stock options and an additional 60,000 shares of the Company's common stock available for future awards under the Company's long-term incentive plan.

        In the past two fiscal years and during the first six months of fiscal 2005, the Company has not declared cash dividends on shares of its common stock. The terms of the Company's debt agreements limit its ability to pay cash dividends, and the Company does not anticipate paying cash dividends or making any other distributions on shares of the Company's common stock in the foreseeable future. Instead, the Company intends to retain any earnings for use in the operation and expansion of its business.

CAPITALIZATION

        The following table sets forth the capitalization of the Company as of March 31, 2005. You should read this table together with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the "Selected Historical Consolidated Financial Data," and the consolidated financial statements of the Company and the related notes thereto included elsewhere in this prospectus.

March 31, 2005
(in thousands)
Cash and cash equivalents	$2,833

Debt:
Revolving credit facility	$104,965
Long-term debt (including current portion)	3,374

Total debt	108,339
Stockholders' equity:
Preferred stock, $0.001 par value (20,000,000 shares authorized, no shares issued and outstanding)
Common stock, $0.001 par value (20,000,000 shares authorized, 10,000,000 shares issued and outstanding)	10
Additional paid-in capital	121,145
Accumulated deficit	(15,161)
Accumulated other comprehensive income	1,758
Deferred stock compensation	(1,557)

Total stockholders' equity	106,195

Total capitalization	$214,534

DILUTION

        The sale by the selling stockholders of their shares of the Company's common stock pursuant to this prospectus will not result in any dilution to the stockholders of the Company, because the selling stockholders are selling outstanding shares of the Company's common stock that they previously acquired in connection with our emergence from bankruptcy.

THE REORGANIZATION

        Due to concurrent downcycles in the Company's largest markets, rising raw material and energy costs, and debt service obligations, the Company encountered liquidity difficulties throughout fiscal 2003 and the first half of fiscal 2004 and could not generate sufficient cash to both satisfy its debt service obligations and fund its operations. On March 29, 2004, the Company and certain of its U.S. affiliates and subsidiaries as of that date filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code (11 U.S.C. § 101 et seq.). From March 29, 2004 through August 31, 2004, the Company continued to operate as debtor-in-possession subject to the supervision of the Bankruptcy Court. On August 31, 2004, the Company emerged from bankruptcy pursuant to a court-approved plan of reorganization.

        Prior to the reorganization, all of the outstanding shares of the Company's common stock were owned by Haynes Holdings, Inc., a Delaware corporation. In connection with the reorganization, Haynes Holdings, Inc. and Haynes International, Inc. were merged, and the Company was the surviving corporation of the merger. Pursuant to the plan of reorganization, all of the shares of the Company's common stock were cancelled, and 10.0 million new shares of the Company's common stock, par value $0.001 per share, were issued in connection with the Company's emergence from bankruptcy. Under the terms of the plan of reorganization, each former holder of our 11 5/8% senior notes due September 1, 2004 received its pro rata share of 9.6 million shares of our new common stock in full satisfaction of all of the Company's obligations under the senior notes. Additionally, each former holder of the shares of common stock of Haynes Holdings, Inc. received its pro rata share of the remaining 400,000 shares of our new common stock in exchange for its outstanding shares of Haynes Holdings, Inc. common stock.

        The plan of reorganization also provided for the payment or satisfaction of all secured and unsecured claims against the Company, except as reinstated under the plan of reorganization. Further detail concerning the treatment of claims under the plan of reorganization may be obtained through a review of the terms of the plan of reorganization which is filed as an exhibit to the registration statement of which this prospectus is a part.

        The plan of reorganization also provided that, as of the effective date of the plan of reorganization, the existing senior officers of the Company continue to serve as senior officers in their then current capacities, subject to the terms of the applicable employment agreements and the rights of the respective boards of directors, and a new seven member board of directors of the reorganized entities was formed. The plan of reorganization further required the Company to implement a long-term incentive plan to promote the growth and general prosperity of the Company by offering incentives to key employees who are primarily responsible for the growth of the Company, and to attract and retain qualified employees. See "Management—Stock Option Plan" for further information.

        The plan of reorganization also provided for the amendment of the Company's certificate of incorporation and by-laws insofar as necessary to satisfy the provisions of the plan of reorganization and the Bankruptcy Code. The Certificate of Incorporation, as amended, among other things: (a) authorizes 20.0 million shares of the Company's new common stock, par value $0.001 per share; (b) authorizes 20.0 million shares of the Company's preferred stock, par value $0.001 per share, to be issued upon terms to be designated from time to time by the board of directors; and (c) pursuant to section 1123(a)(6) of the Bankruptcy Code, includes (x) a provision prohibiting the issuance of non-voting equity securities for a period of two years from the effective date of the plan of reorganization, and, if applicable, (y) a provision setting forth an appropriate distribution of voting power among classes of equity securities possessing voting power, including, in the case of any class of equity securities having a preference over another class of equity securities with respect to dividends, adequate provisions for the election of directors representing such preferred class in the event of default in the payment of such dividends.

Accounting Impact of the Reorganization

        Upon implementation of the plan of reorganization, the Company adopted fresh start reporting in accordance with AICPA Statement of Position 90-7, or SOP 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code," because holders of shares of the common stock of Haynes Holdings, Inc., the former parent of the Company, immediately prior to confirmation of the plan of reorganization received less than 50% of the shares of the Company's new common stock issued upon the Company's emergence from bankruptcy and the reorganization value upon emergence was less than the Company's post-petition liabilities and allowed claims. Under fresh start reporting, the reorganization value was allocated to the Company's net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Accounting Standards No. 141, "Business Combinations." The Company's reorganization value was determined based on consideration of numerous factors and various valuation methodologies, including discounted cash flows, believed by management and the Company's financial advisors to be representative of the Company's business and industry. Information regarding the determination of the reorganization value and application of fresh start reporting is included in note 1 to the consolidated financial statements included elsewhere in this prospectus. As a result of the plan of reorganization and adoption of fresh start reporting, the consolidated balance sheet as of September 30, 2004 is not comparable to the historical balance sheets of the Company and the results of operations after August 31, 2004 are not comparable to the results of operations of the Company for periods prior to September 1, 2004.

PRO FORMA FINANCIAL INFORMATION

        The following unaudited pro forma consolidated statement of operations for the year ended September 30, 2004 is derived from the application of pro forma adjustments to the historical statement of operations of the predecessor Haynes International, Inc. for the period October 1, 2003 to August 31, 2004 as if the effective date of the plan of reorganization were October 1, 2003. The pro forma combined statement of operations for the year ended September 30, 2004 includes the historical results of operations of the successor Haynes International, Inc. for the period September 1, 2004 to September 30, 2004 combined with the pro forma results of operations of the predecessor Haynes International, Inc. for the period October 1, 2003 to August 31, 2004. The pro forma statement of operations should be read in conjunction with the consolidated financial statements, related notes and other financial information included elsewhere in this prospectus.

        The pro forma adjustments are described in the notes to the pro forma statement of operations and are based on available information and assumptions that management believes are reasonable. The pro forma statement of operations is not necessarily indicative of the future results of operations of the successor Haynes International, Inc. or results of operations of the successor Haynes International, Inc. that would have actually occurred had the plan of reorganization been consummated as of October 1, 2003.

	Predecessor	Successor			Successor
(in thousands, except share and per share data)	Period October 1, 2003 to August 31, 2004	Period September 1, 2004 to September 30, 2004	Pro Forma Adjustments(1)		Pro Forma Combined Year Ended September 30, 2004
Net revenues	$209,103	$24,391	$—		$233,494
Cost of sales	171,652	26,136	4,433	(2)	202,221
Selling, general and administrative expense	24,038	2,658	1,356	(3)	28,052
Research and technical expense	2,286	226	—		2,512
Restructuring and other charges	4,027	429	—		4,456

Operating income (loss)	7,100	(5,058)	(5,789)		(3,747)
Interest expense	13,964	354	(9,363)	(4)	4,955
Interest income	(35)	(6)	—		(41)

Income (loss) before reorganization items and income taxes	(6,829)	(5,406)	3,574		(8,661)
Reorganization items	177,653	—	(177,653)	(5)	—

Income (loss) before income taxes	170,824	(5,406)	(174,079)		(8,661)
Provision for (benefit from) income taxes	90	(1,760)	(1,621)	(6)	(3,291)

Net income (loss)	$170,734	$(3,646)	$(172,458)		$(5,370)

Net income (loss) per share:
Basic	$1,707,340	$(0.36)			$(0.54)
Diluted	$1,707,340	$(0.36)			$(0.54)
Weighted average shares outstanding:
Basic	100	10,000,000			10,000,000
Diluted	100	10,000,000			10,000,000

(1)
The pro forma adjustments do not include the non-recurring charge to expense of the flow through fair value adjustment to inventory of $25,415. The effect of this adjustment will flow through cost of sales as additional expense as inventory is sold and is expected to have completely flowed through during the first five months of fiscal 2005.

(2)
To reflect the net change in historical cost of sales of the predecessor company resulting from the application of fresh start reporting. Change is due to an increase in historical depreciation expense of $239 per month for a period of eleven months and the addition of patent amortization expense of $164 per month for a period of eleven months. Each of these adjustments was calculated using the new basis of accounting result from the adoption of fresh start reporting.

(3)
To reflect compensation expense for the stock options granted by the successor company of $123 per month for a period of eleven months.

(4)
To reflect the elimination of interest expense on the $140,000 11 5/8% senior notes due September 1, 2004 of $9,363.

(5)
To eliminate reorganization items.

(6)
To reflect the net change between the historical income tax benefit and the expected income tax benefit on the pro forma operations in order to achieve our expected effective tax rate of 38%.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        On March 29, 2004, the Company and its U.S. subsidiaries and U.S. affiliates on that date filed for bankruptcy protection. A plan of reorganization was filed on May 25, 2004, amended on June 29, 2004, confirmed by order of the bankruptcy court on August 16, 2004, and became effective on August 31, 2004. The historical consolidated financial statements of predecessor Haynes International, Inc. included elsewhere in this prospectus have been prepared on a going concern basis, which assumes continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business, and, for periods subsequent to March 29, 2004, in accordance with the American Institute of Certified Public Accountants Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code." As of August 31, 2004, the effective date of the plan of reorganization, successor Haynes International, Inc. began operating its business under a new capital structure and adopted fresh start reporting for its consolidated financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, the historical consolidated financial information for predecessor Haynes International, Inc. is not comparable to financial information of successor Haynes International, Inc. for periods after August 31, 2004.

        Set forth below are selected financial data of predecessor Haynes International, Inc. and successor Haynes International, Inc. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes thereto included elsewhere in this prospectus. The selected historical consolidated financial data as of September 30, 2004 and for the period September 1, 2004 through September 30, 2004, are derived from the consolidated financial statements of successor Haynes International, Inc. The selected historical consolidated financial data for the period October 1, 2003 through August 31, 2004, and as of and for the years ended September 30, 2003, 2002, 2001 and 2000 are derived from the consolidated financial statements of predecessor Haynes International, Inc. The selected consolidated financial information as of and for the six months ended March 31, 2004 and 2005 have been derived from the unaudited consolidated financial statements of predecessor Haynes International, Inc. and successor Haynes International, Inc., respectively, which in the Company's opinion, have been prepared on the same basis as the audited financial statements and include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the information included therein. Our results of operations for the six months ended March 31, 2005 are not necessarily indicative of results to be achieved for the full fiscal year ending September 30, 2005.

        Amounts below are in thousands, except backlog, which is in millions, share and per share information and average nickel price.

										Predecessor Debtor-in-Possession
								Successor	Successor		Successor
	Predecessor
							Eleven Months Ended August 31,	One Month Ended September 30,	Pro Forma Combined Year Ended September 30,	Six Months Ended March 31,	Six Months Ended March 31,(2)
	Year Ended September 30,
	2000(1)		2001(1)	2002(1)	2003(1)		2004	2004(2)	2004(11)	2004	2005
Statement of Operations Data:
Net revenues	$229,528		$251,714	$225,942	$178,129		$209,103	$24,391	$233,494	$104,533	$152,239
Cost of sales	184,458		197,690	175,572	150,478		171,652	26,136 (3)	202,221	87,620	147,133 (3)
Selling, general and administrative expense	23,722	(4)(5)	27,254	24,628	24,411	(5)	24,038	2,658	28,052	12,426	18,037
Research and technical expense	3,752		3,710	3,697	2,747		2,286	226	2,512	1,260	1,260
Restructuring and other charges(6)	—		—	—	—		4,027	429	4,456	4,027	591
Operating income (loss)	17,596		23,060	22,045	493		7,100	(5,058)	(3,747)	(800)	(14,782)
Interest expense, net	22,457		23,066	20,441	19,661		13,929	348	4,914	10,130	3,073
Reorganization items(7)	—		—	—	—		(177,653)	—	—	471	—
Income (loss) before cumulative effect of change in accounting principle	(3,349)		2	927	(72,255	)(8)	170,734	(3,646)	(5,370)	(10,836)	(11,515)
Cumulative effect of change in accounting principle (net of tax benefit)(9)	640		—	—	—		—	—	—	—	—
Net income (loss)	$(2,709)		$2	$927	$(72,255)		$170,734	$(3,646)	$(5,370)	$(10,836)	$(11,515)
Net income (loss) per share:
Basic and diluted	$(27,090)		$20	$9,270	$(722,550)		$1,707,340	$(0.36)	$(0.54)	$(108,360)	$(1.15)
Weighted average shares outstanding:
Basic and diluted	100		100	100	100		100	10,000,000	10,000,000	100	10,000,000

	Predecessor				Successor
	September 30,				September 30,	March 31,
	2000(1)	2001(1)	2002(1)	2003(1)	2004(2)	2005(2)
Balance Sheet Data:
Working capital (deficit)	$33,743	$39,749	$49,424	$(99,901)	$61,826	$54,249
Property, plant and equipment, net	42,299	41,557	42,721	40,229	80,035	82,666
Total assets	239,064	237,865	230,513	180,115	360,758	373,424
Total debt	209,438	206,262	189,685	201,007	85,993	108,339
Accrued pension and post-retirement benefits	99,281	102,209	121,717	127,767	120,019	121,561
Stockholders' equity (deficiency)	(102,468)	(101,906)	(101,973)	(172,858)	115,576	106,195
	2000	2001	2002	2003	2004	2005
Consolidated Backlog at Fiscal Quarter End:
1st quarter	$62.4	$82.0	$88.0	$49.0	$54.7	$110.9
2nd quarter	82.9	83.5	77.2	53.6	69.6	134.8
3rd quarter	84.6	92.3	63.9	54.5	82.6	N/A
4th quarter	84.6	101.6	52.5	50.6	93.5	N/A
	Year Ended September 30,					Six Months Ended March 31,
	2000	2001	2002	2003	2004	2004	2005
Average nickel price per pound(10)	$3.98	$2.96	$3.12	$3.76	$6.02	$6.22	$7.34

(1)
Restated. Effective October 1, 2003, the Company changed its inventory costing method from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. In accordance with generally accepted accounting principles, the change has been applied by restating the 2000-2003 consolidated financial data. Please see note 3 to the consolidated financial statements included elsewhere in this prospectus for more information regarding this change in accounting method.

(2)
As of August 31, 2004, the effective date of the plan of reorganization, the Company adopted fresh start reporting for its consolidated financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, the historical financial information for the Company is not comparable to financial information for periods after August 31, 2004.

(3)
As part of fresh start reporting, inventory was increased by approximately $30,497 to reflect its fair value at August 31, 2004. The fair value adjustment was recognized ratably in cost of sales as inventory was sold and was fully recognized by the end of the second quarter of fiscal 2005. Cost of sales for the one month ended September 30, 2004 and the six months ended March 31, 2005 include non-cash charges of $5,083 and $25,414, respectively, for this fair value adjustment.

(4)
During fiscal 2000, the Company recorded expense of approximately $748 in connection with a federal grand jury investigation of the nickel alloy industry. These costs have been accounted for as selling, general and administrative expense.

(5)
During fiscal 2000, an additional $161 of terminated acquisition costs were accounted for as selling, general and administrative expense. These costs previously had been deferred. In fiscal 2003, $676 of terminated acquisition costs were accounted for as selling, general and administrative expense related to a renewed, but failed, attempt to acquire Special Metals Corporation (Inco Alloys International).

(6)
Consists primarily of professional fees and credit facility fees related to the restructuring and refinancing activities.

(7)
During fiscal 2004, the Company recognized approximately $177,653 in reorganization items of which approximately $7,298 were expenses relating to professional fees, amendment fees, travel expenses, directors' fees, write offs of bond discount and debt issuance costs, and other expenses, and approximately $184,951 was income relating to the gain on cancellation of 11 5/8% senior notes due September 1, 2004, fresh start reporting adjustments, and fair value adjustments required as a result of the reorganization. Please see Note 8 to the consolidated financial statements included elsewhere in this prospectus.

(8)
Reflects a valuation allowance of approximately $60,307 at September 30, 2003, on the Company's U.S. net deferred tax assets as a result of the Company's determination that, as of that date, it was more likely than not that certain future tax benefits would not be realized. Please see note 6 to the consolidated financial statements included elsewhere in this prospectus for more information.

(9)
On January 1, 2000, the Company changed its method of amortizing unrecognized actuarial gains and losses with respect to its pension benefits to amortize them over the lesser of five years or the average remaining service period of active participants. The $640 cumulative effect of the change on prior years (after a reduction of $426 for income taxes) is included in income in fiscal 2000.

(10)
Average price for a 30 day cash buyer as reported by the London Metals Exchange.

(11)
This information was derived from and should be read in conjunction with the "Pro Forma Financial Information" and footnotes thereto included elsewhere in this prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Reorganization

        On March 29, 2004, the Company and its U.S. subsidiaries and U.S. affiliates as of that date filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. The Company emerged from bankruptcy on August 31, 2004. Among other things, the plan of reorganization provided that all of the shares of the Company's common stock, which had been held by Haynes Holdings, Inc., were cancelled and 10.0 million new shares of the Company's common stock, par value $0.001 per share, were issued in connection with the Company's emergence from bankruptcy. See "The Reorganization" for additional information on the Company's reorganization and the terms of the plan of reorganization.

Overview of Business

        The global alloy market consists of four primary segments: stainless steel, super stainless steel, nickel alloys and high-performance alloys. The Company competes exclusively in the high-performance alloy segment, which includes high temperature resistant alloy, or HTA, and corrosion resistant alloy, or CRA, products. The Company sells HTA and CRA products, which accounted for 73% and 27%, respectively, of the Company's net revenues in fiscal 2004, and 76% and 24%, respectively, of the Company's net revenues (excluding stainless steel wire revenues) in the first six months of fiscal 2005. Based on available industry data, the Company believes that it is one of three principal producers of high-performance alloys in flat product form, which includes sheet, coil and plate forms. The Company also produces its alloys in round and tubular forms. Flat products accounted for 73% of shipment pounds and 68% of net revenues in fiscal 2004, and 70% of shipment pounds and 70% of net revenues in the first six months of fiscal 2005, excluding stainless steel wire pounds shipped and revenues, respectively. On a historical basis, flat products have accounted for approximately 75% of the Company's business, and it is anticipated that this will continue on a prospective basis.

        The Company sells its products primarily through its direct sales organization, which includes nine service and sales centers in the U.S., Europe and Asia. During fiscal 2005, the Company is scheduled to open a service and sales center in China. In addition, the Company also plans to open a sales office in India in fiscal 2005 and a processing center in Central Europe in fiscal 2006. All of the Company's service and sales centers are operated either directly by the Company or though its wholly-owned subsidiaries. The Company's direct sales organization generated approximately 77% and 82% of the Company's net revenues in fiscal 2004 and the first six months of fiscal 2005, respectively. The remaining 23% and 18% of the Company's net revenues in fiscal 2004 and the first six months of fiscal 2005, respectively, were generated by a network of independent distributors and sales agents who supplement the Company's direct sales efforts in the U.S., Europe and Asia, some of whom have been associated with the Company for over 30 years. On a prospective basis, the Company expects its direct sales force to continue to generate approximately 80% of its of total sales. However, as the Company opens new service and sales centers and makes acquisitions of companies that sell directly, such as The Branford Wire and Manufacturing Company, this percentage may increase.

        The proximity of production facilities to export customers is not a significant competitive factor, since freight and duty costs per pound are minor in comparison to the selling price per pound of high-performance alloy products. Sales to customers outside the U.S. represented approximately 39% and 41% of the Company's net revenues in fiscal 2004 and the first six months of fiscal 2005, respectively. It is anticipated that sales to customers outside of the U.S. will continue to grow with the addition of foreign service and sales centers.

        The high-performance alloy industry is characterized by high capital investment and high fixed costs, and profitability is therefore very sensitive to changes in volume. The cost of raw materials is the primary variable cost in the high-performance alloy manufacturing process and represents approximately 50% of the total manufacturing costs. Other manufacturing costs, such as labor, energy, maintenance and supplies, often thought of as variable, have a significant fixed element. Accordingly, relatively small changes in volume can result in significant variations in earnings.

        Lead times from order to shipment can be a competitive factor as well as an indication of the strength of the demand for high temperature resistant alloys. The Company's current average lead times from order to shipment for mill-produced products, depending on product form, are approximately 10 to 30 weeks. An order from a service and sales center can be filled in less than one week, depending upon the availability of materials in stock.

Overview of Markets

        The following table includes a breakdown of sales, shipments and average selling prices to the markets served by the Company for the periods shown. Results for the six months ended March 31, 2005 are not necessarily indicative of results for the full fiscal year.

	2000		2001		2002		2003		2004		Six Months Ended March 31, 2005
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount		% of Total
Sales
(dollars in millions)
Aerospace	$94.3	41.1%	$103.4	41.1%	$92.8	41.1%	$80.3	45.1%	$98.1	42.0%	$55.5		36.5%
Chemical processing	62.3	27.1	67.8	26.9	45.8	20.3	44.6	25.0	61.4	26.3	35.1		23.1
Land based gas turbines	35.1	15.3	47.4	18.8	52.6	23.3	26.7	15.0	41.1	17.6	34.8		22.8
Other markets	35.4	15.4	32.3	12.9	32.1	14.1	25.5	14.3	31.1	13.3	25.6		16.8

Total product	227.1	98.9	250.9	99.7	223.3	98.8	177.1	99.4	231.7	99.2	151.0		99.2
Other revenue(1)	2.4	1.1	.8	.3	2.6	1.2	1.0	0.6	1.8	0.8	1.2		0.8

Net revenues	$229.5	100.0%	$251.7	100.0%	$225.9	100.0%	$178.1	100.0%	$233.5	100.0%	$152.2		100.0%

U.S.	$142.8	62.2%	$161.2	64.0%	$142.4	63.0%	$103.6	58.2%	$143.6	61.5%	$97.4		64.0%
Foreign	$86.7	37.8%	$90.5	36.0%	$83.5	37.0%	$74.5	41.8%	$89.9	38.5%	$54.8		36.0%
Shipments by Market
(millions of pounds)
Aerospace	7.6	38.0%	7.6	38.2%	5.4	32.9%	4.7	37.6%	5.5	36.7%	2.9		26.9%
Chemical processing	5.8	29.0	5.6	28.1	3.8	23.2	3.9	31.2	4.2	28.0	2.0		18.5
Land based gas turbines	3.7	18.5	4.6	23.1	5.0	30.5	2.3	18.4	3.5	23.3	2.8		25.9
Other markets	2.9	14.5	2.2	10.6	2.2	13.4	1.6	12.8	1.8	12.0	3.1		28.7

Total Shipments	20.0	100.0%	20.0	100.0%	16.4	100.0%	12.5	100.0%	15.0	100.0%	10.8		100.0%

Average Selling Price Per Pound
Aerospace	$12.41		$13.61		$17.19		$17.09		$17.84		$19.14
Chemical processing	10.74		12.11		12.05		11.44		14.62		17.55
Land based gas turbines	9.49		10.30		10.52		11.61		11.74		12.43
Other markets	12.21		14.68		14.59		15.94		17.28		8.26	(2)
All markets	$11.36		$12.55		$13.62		$14.17		$15.45		$13.98

(1)
Other revenue consists of toll conversion and royalty income.

(2)
For the first six months of fiscal 2005, the "Other Markets" category includes $6.6 million in revenue and 2.2 million pounds of stainless wire as a result of the acquisition of certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates, which was not included in the same period of the prior year.

        Aerospace.    Demand for the Company's products in the aerospace industry is largely driven by orders for new jet engines, as well as requirements for spare parts and replacement parts for jet engines. The Company experienced strong growth in the late 1990's through fiscal 2001 due to the aerospace demand cycle. As a result of increased new aircraft production during this cycle and maintenance requirements, the Company's net revenues from sales to the aerospace supply chain peaked in fiscal 2001. The Company's sales to the aerospace market declined throughout fiscal 2002 and fiscal 2003, but started to improve with the turn-around of the aerospace cycle in late fiscal 2003.

Excluding any catastrophic economic or political events, based on forecasted engine and airframe build schedules, it is likely that the aerospace market will continue to improve through fiscal 2005 and into fiscal 2006.

        Sales to the aerospace market in fiscal 2004 increased by 22.2% from fiscal 2003 as commercial aircraft production by the major manufacturers continued to increase from the prior year, resulting in improvements in aircraft orders and aircraft maintenance requirements, which have continued into fiscal 2005. Through the first six months of fiscal 2005, aerospace sales have increased 29.4% as compared to the first six months of fiscal 2004 due primarily to a 26.1% increase in the number of pounds shipped and a 2.6% increase in the average selling price per pound, which reflects generally improved market pricing as a result of higher raw material costs, as well as changes in product mix.

        Chemical Processing.    Growth in the chemical processing industry tends to track overall economic activity. Demand for the Company's products is driven by maintenance requirements of chemical processing facilities and the expansion of existing chemical processing facilities or the construction of new facilities in niche markets within the overall industry. In fiscal 2004, shipments of the Company's products to the chemical processing industry increased by 37.7% from those in fiscal 2003. Revenues from the chemical processing industry in fiscal 2003 represented the Company's lowest levels in the previous five fiscal years. Revenue from this industry increased 26.3% in the first six months of fiscal 2005, as compared to the first six months of fiscal 2004, due primarily to a 32.6% increase in average selling price per pound, which reflects generally improved market pricing as a result of higher raw material costs, partially offset by a 4.8% decline in the number of pounds shipped.

        The Company believes that the basic elements that drive the use of the Company's products in the chemical processing industry are still present, but the focus for new plant construction will be in Asia, while maintenance and debottlenecking projects to avoid capital expansion will be the trend in Europe and North America. Concerns regarding the reliability of chemical processing facilities, their potential impact on the environment and the safety of their personnel, as well as the need for higher chemical throughput, should support future demand for more sophisticated alloys, such as the Company's CRA products. The Company's key proprietary CRA products, including HASTELLOY C-2000, which the Company believes provides better overall corrosion resistance and versatility than any other readily available CRA product, and HASTELLOY C-22, are expected to contribute to the Company's improving activity in this market, although this may not be the case.

        Land Based Gas Turbines.    The Company has leveraged its metallurgical expertise to develop land based gas turbine applications for alloys it had historically sold to the aerospace industry. Land based gas turbines are favored in electric generating facilities due to low capital cost at installation, low cycle installation time, flexibility in use of alternative fuels, and fewer SO2 emissions than traditional fossil fuel-fired facilities. In addition to power generation, land based gas turbines are required as mechanical drivers primarily for production and transportation of oil and gas, as well as emerging applications in commercial marine propulsion and micro turbines for standby or emergency power systems. The Company believes these factors have historically been primarily responsible for creating demand for its products in the land based gas turbine industry.

        Prior to the enactment of the Clean Air Act, land based gas turbines were used primarily to satisfy peak power requirements. The Company believes that land based gas turbines are the clean, low-cost alternative to fossil fuel-fired electric generating facilities. In the early 1990's when Phase I of the Clean Air Act was being implemented, selection of land based gas turbines to satisfy electric utilities demand firmly established this power source. The Company believes that the mandated Phase II of the Clean Air Act and certain advantages of land based gas turbines relative to coal-fired generating plants will further contribute to demand for its products over the next three to five years.

        In fiscal 2004, shipments of the Company's products to the land based gas turbine industry increased from those in fiscal 2003 by 53.9% due to a significant increase in maintenance and repair for gas turbines from the power generation industry. The significant improvement in fiscal 2004 as compared to fiscal 2003 is reflective of a decline in the land based gas turbine industry in fiscal 2003, which was the result of both the economic slowdown and the energy crisis precipitated by the Enron bankruptcy. During fiscal 2002, land based gas turbine projects which were in progress were completed; however, projects not yet started were put on hold and new projects were not initiated. During fiscal 2003, projects put on hold were restarted and new projects were initiated, which contributed to the significantly improved performance in this industry in fiscal 2004 as compared to fiscal 2003. Revenue growth has continued into fiscal 2005 for the land based gas turbine market as compared to fiscal 2004. Revenue has increased 112.2% in the first six months of fiscal 2005 as compared to the first six months of fiscal 2004, due to an 86.7% increase in the number of pounds shipped and a 13.7% increase in average selling price per pound which reflects generally improved market pricing as a result of higher raw material costs.

        Other Markets.    In addition to the industries described above, the Company also targets a variety of other markets. Representative industries served in fiscal 2004 include flue gas desulfurization, or FGD, oil and gas, waste incineration, industrial heat-treating, automotive, and medical and instrumentation. The Clean Air Act and comparable legislation in Europe and Asia, which create regulatory imperatives requiring the reduction of sulfur emissions, are the primary factor in determining the demand for high-performance alloys in the FGD industry. The Company's participation in the oil and gas industry consists primarily of providing tubular goods for sour gas production. The automotive and industrial heat-treating markets are highly cyclical and very competitive. Opportunities continue to exist, however, in the automotive market due to new safety-related technology, higher operating temperatures, engine control systems, and emission control systems. Also, increasing requirements for improved materials performance in industrial heating are expected to increase demand for the Company's products.

        Waste incineration presents opportunities for the use of the Company's alloys to reduce the use of landfill space and to respond to government concerns over land disposal of waste, pollution, chemical weapon stockpiles, and chemical and nuclear waste handling. Markets capable of providing growth are being driven by increasing performance, reliability and service life requirements for products used in these markets, which could provide further applications of the Company's products.

        In the first quarter of fiscal 2005, Haynes acquired certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates, which have historically been a stainless wire manufacturer and purchasing operation. On a prospective basis, the Company will continue to produce stainless wire; however, the stainless wire will be reflected in the "Other Markets" category and is expected to increase the revenue within that category while reducing the average selling price per pound on a comparative basis. The high performance alloy wire produced, as in past periods, will be reflected within the appropriate category such as high performance alloy wire produced for use in the chemical processing market.

        In fiscal 2004, net revenues from the Company's products in the "Other Markets" category increased by 22.0% when compared to those in fiscal 2003. In the first six months of fiscal 2005, as compared to the first six months of fiscal 2004, net revenues in this category increased 79.0%. In the first six months of fiscal 2005, this category included $6.6 million of net revenues and 2.2 million pounds of stainless wire product as a result of the acquisition of certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates in November 2004.

Impact of Fresh Start Reporting on Cost of Sales

        Upon implementation of the plan of reorganization, fresh start reporting was adopted by the Company in accordance with SOP-90-7. Under fresh start reporting, the reorganization value is allocated to the Company's net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Standards No. 141, Business Combinations ("SFAS No. 141").

        The Company's operating income will be reduced by the recognition of the fair market value adjustments to the Company's assets required by the adoption of fresh start reporting. Cost of sales included $5.5 million and $27.8 million of these costs for September 2004 and the six months ended March 31, 2005, respectively. In addition, selling, general and administrative expense included $123,000 and $738,000 of amortization for September 2004 and the six months ended March 31, 2005, respectively, related to stock options granted by the Company upon emergence from bankruptcy. See notes 1 and 2 to the consolidated financial statements included elsewhere in this prospectus for more information.

        The fair market value adjustments to the historical basis of assets are being recognized as follows (dollars in thousands):

	Fair Value Adjustment	Recognition Period		Expense Recognized from September 1 to September 30, 2004(3)	Expense Recognized from October 1, 2004 to March 31, 2005(3)
Goodwill	$40,353	N/A	(1)	—	—
Inventory	30,497	6 months	(2)	$5,083	$25,414
Machinery and equipment	41,628	14 years		245	1,487
Buildings	(859)	12 years		(6)	(36)
Land	41	N/A		—	—
Trademarks	3,800	N/A	(1)	—	—
Patents	8,667	2 to 14 years		164	943

				$5,486	$27,808

(1)
Under applicable accounting rules, goodwill and trademarks are not amortized but are assessed to determine impairment at least annually.

(2)
Estimated length of time for one complete inventory turn.

(3)
Non-cash expenses for inventory, machinery and equipment, buildings and patents are reflected in cost of goods sold.

Results of Operations

        The following table sets forth, for the periods indicated, consolidated statements of operations data as a percentage of net revenues:

					Successor	Predecessor Debtor-in-Possession
	Predecessor			Successor			Successor
					Pro Forma Combined Year Ended September 30,
	Year Ended September 30,		Eleven Months Ended August 31,	One Month Ended September 30,		Six Months Ended March 31,	Six Months Ended March 31,(2)
	2002(1)	2003(1)	2004	2004(2)	2004(4)	2004	2005
Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	77.7	84.5	82.1	107.2 (3)	86.6	83.8	96.6 (3)
Selling, general and administrative expense	10.9	13.7	11.5	10.9	12.0	11.9	11.9
Research and technical expense	1.6	1.5	1.1	0.9	1.1	1.2	0.8
Restructuring and other charges	—	—	1.9	1.7	1.9	3.9	0.4

Operating income (loss)	9.8	0.3	3.4	(20.7)	(1.6)	(0.8)	(9.7)
Interest expense	9.2	11.1	6.7	1.5	2.1	9.7	2.0
Interest income	(0.1)	—	—	—	—	—	—
Reorganization items	—	—	(85.0)	—	—	0.4	—

Income (loss) before provision for income taxes	0.7	(10.8)	78.7	(22.2)	(3.7)	(10.9)	(11.7)
Provision (benefit) for income taxes	(0.3)	(29.8)	—	(7.2)	(1.4)	(0.5)	(4.1)

Net income (loss)	0.4%	(40.6)%	81.7%	(15.0)%	(2.3)%	(10.4)%	(7.6)%

(1)
Restated. On October 1, 2003, the Company changed its inventory costing method from the last-in, first-out (LIFO) method to the first-in, first-out (FIFO) method. In accordance with generally accepted accounting principles, the change has been applied by restating the 2000-2003 consolidated financial data. See note 3 to the consolidated financial statements included elsewhere in this prospectus for more information.
(2)
As of August 31, 2004, the effective date of the plan of reorganization, the Company adopted fresh start reporting for its financial statements. Because of the emergence from bankruptcy and adoption of fresh start reporting, the historical financial information for the Company is not comparable to financial information for periods after August 31, 2004.
(3)
As part of fresh start accounting, inventory was increased by $30,497 to reflect its fair value at August 31, 2004. The fair value adjustment was recognized ratably in cost of sales as inventory was sold and was fully recognized by the end of the second quarter of fiscal 2005. Cost of sales for the one-month period ended September 30, 2004 and the six months ended March 31, 2005 include non-cash charges of $5,083 and $25,414, respectively, for this fair value adjustment.
(4)
This information was derived from and should be read in conjunction with the "Pro Forma Financial Information" and footnotes thereto included elsewhere in this prospectus.

Six Months Ended March 31, 2005 Compared to Six Months Ended March 31, 2004

        The following table highlights the key performance measures for each of the first two quarters of fiscal 2005. The information is provided to evaluate trends in revenue and pre-tax loss between the quarters and the elements affecting these trends, which include the impact of the acquisition of certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates on fiscal 2005 results. Results for the six months ended March 31, 2005 are not necessarily indicative of results for the full fiscal year. The Company currently anticipates that the results for the third and fourth quarters of fiscal 2005 will be similar to the results for the second quarter of fiscal 2005.

(in millions, except average selling price)	Three Months Ended December 31, 2004	Three Months Ended March 31, 2005	Six Months Ended March 31, 2005
Net revenues	$66.0	$86.2	$152.2
Gross margin	(2.6)	7.7	5.1
Loss before tax(1)	(12.1)	(5.8)	(17.9)
Non-cash fresh start adjustments(1)(2)	$16.7	$11.1	$27.8
Other data:
Pounds shipped (with Stainless)	4.7	6.1	10.8
Pounds shipped (without Stainless)	3.8	4.8	8.6
Average selling price (with Stainless)	$13.94	$14.03	$13.98
Average selling price (without Stainless)	$16.47	$16.91	$16.79

(1)
The loss before tax includes non-cash fresh start adjustments as a result of the restructuring process and exit from bankruptcy at August 31, 2004.

(2)
Of the aggregate $27.8 million non-cash fresh start adjustments reflected for the two quarters, $25.4 million is applicable to inventory fresh start fair market value adjustments and is fully amortized at March 31, 2005. The balance of non-cash fresh start adjustments are applicable to machinery, buildings and equipment, and patents.

        The following discussion provides a comparison of the results of operations for the successor company and that of the predecessor company for the six months ended March 31, 2005 and the six months ended March 31, 2004, respectively. Our results of operations for the six months ended March 31, 2005 are not comparable to the results of operations of the predecessor company for the six months ended March 31, 2004. The discussion is provided for comparative purposes only, but the value of such comparison may be limited. The information in this section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.

        Net Revenues.    Net revenues increased by approximately $47.7 million or 45.6% to approximately $152.2 million in the first six months of fiscal 2005 from approximately $104.5 million in the first six months of fiscal 2004. Volume increased 56.5% to approximately 10.8 million pounds in the first six months of fiscal 2005 from approximately 7.0 million pounds in the first six months of fiscal 2004. The average selling price per pound decreased 6.4% to $13.98 per pound in the first six months of fiscal 2005 from $14.93 per pound in the first six months of fiscal 2004. As discussed in the section entitled "Overview of Markets," the reduction in average selling price on a comparable basis is due to the inclusion of stainless steel wire not included in the comparable period in fiscal 2004. The Company's consolidated backlog has increased by approximately $41.3 million or 44.2% to approximately $134.8 million at March 31, 2005 from approximately $93.5 million at September 30, 2004. Order entry increased by $64.1 million or 52.9% for the first six months of fiscal 2005, as compared to the first six months of fiscal 2004.

        Sales to the aerospace industry increased 29.4% to approximately $55.5 million in the first six months of fiscal 2005 from approximately $42.9 million for the same period a year earlier. The improved revenue can be attributed to an increase in the average selling price per pound which is due to a generally improved market pricing structure which reflects the higher raw material costs. Additionally a greater proportion of the volume sold was higher priced specialty alloys and titanium tubulars as compared to the lower-priced nickel-base alloy product forms sold in the same period a year earlier.

        Sales to the chemical processing industry increased by 26.3% to approximately $35.1 million in the first six months of fiscal 2005 from approximately $27.8 million for the same period a year earlier due to the combined effects of a 32.6% increase in the average selling price per pound, which was slightly offset by a 4.8% decrease in volume. The volume decrease is attributable to lower domestic and export sales of flat and tubular products mostly for maintenance-related activity. The significant increase in the average selling price is due to improved market prices as a result of generally higher raw material costs, and to improving demand in the marketplace.

        Sales to the land-based gas turbine industry increased by 112.2% to approximately $34.8 million in the first six months of fiscal 2005 from approximately $16.4 million for the same period a year earlier, due to an increase in volume of 86.7% and a 13.7% increase in the average selling price per pound. The increase in volume was mainly due to improved global sales of proprietary alloy round products and specialty alloy flat products to domestic fabricators to support the growing demand of the gas turbine manufacturers. The increase in the average selling price is attributed to improved market prices as a result of generally higher raw material costs.

        Sales to other industries increased in the first six months of fiscal 2005 to $25.6 million, as compared to $14.3 million in the first six months of fiscal 2004, which represents an increase of 79.0% between periods. The volume and revenue for all market segments in this category increased during this time period as compared to the same period a year earlier due to the inclusion of the wire business of The Branford Wire and Manufacturing Company acquired in November 2005 and higher selling prices due to increased raw material costs. For the first six months of fiscal 2005, the "Other Markets" category includes $6.6 million in net revenue and 2.2 million pounds of stainless wire as a result of the acquisition of certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates, which were not included in the same period of the prior year.

        Cost of Sales.    Cost of sales as a percent of net revenues increased to 96.6% in the first six months of fiscal 2005 from 83.8% in the same period a year earlier. The increasing percentage of cost of sales as compared to revenue can be attributed primarily to the amortization of fresh start fair market value adjustments. If those adjustments are eliminated from the calculation, cost of sales declined to 78.4% of net revenues for the first six months of fiscal 2005, as compared to 83.8% for the same period of the prior year. Improved product pricing and greatly improved volume (which improved absorption of fixed manufacturing costs) was partially offset by higher raw material and energy costs between comparable periods.

        Selling, General and Administrative Expense.    Selling, general and administrative expense increased by approximately $5.6 million to approximately $18.0 million for the first six months of fiscal 2005 from approximately $12.4 million for the same period a year earlier. Selling, general and administrative expenses as a percentage of net revenues remained constant at approximately 11.9% for both periods. The increase in selling, general and administrative expense was due to higher costs related to professional fees of $1.4 million for preparation and filing of the S-1 registration statement; $800,000 related to professional and consulting fees for compliance with the provisions of the Sarbanes-Oxley Act of 2002; $700,000 of non-cash stock option expenses; $600,000 in higher sales commission expense due to increased sales levels; $500,000 in selling general and administrative expense related to the acquisition of certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates; a $400,000 increase in the bad debt reserve which corresponds to the increased sales level; no carryforward of a $500,000 gain on sale of equipment as compared to the prior year; and $1.0 million in higher costs associated with a higher level of business activity, increased head count and higher remuneration levels.

        Restructuring and Other Charges.    During the first six months of fiscal 2005, the Company incurred approximately $600,000 of professional fees in connection with the completion of the U.S. operations' bankruptcy filing. Corresponding expense for the first six months of fiscal 2004 was $4.0 million.

        Research and Technical Expense.    Research and technical expense remained relatively flat when comparing the first six months of fiscal 2005 to the first six months of fiscal 2004.

        Operating Loss.    As a result of the above factors, the operating loss for the first six months of fiscal 2005 was approximately $14.8 million compared to approximately $800,000 for the first six months of fiscal 2004.

        Interest Expense.    Interest expense decreased by approximately $7.0 million to approximately $3.1 million for the first six months of fiscal 2005 from approximately $10.1 million for the same period a year earlier. The major item contributing to the decrease in interest expense was the discontinuation of interest expense on the Senior Notes, which were converted to equity upon the Company's emergence from bankruptcy at August 31, 2004. Interest expense for the six months ended March 31, 2005 would have been approximately $8.3 million higher if the Senior Notes had not been exchanged for equity. The reduction in interest expense relating to the Senior Notes was partially offset by a higher average interest rate on the Company's revolving credit facility and a higher outstanding balance.

        Reorganization Items.    During the first six months of fiscal 2004, the Company wrote off $500,000 of bond discount and debt issuance costs. There was no corresponding expense for the first six months of fiscal 2005.

        Income Taxes.    The income tax benefit increased by approximately $5.7 million to approximately $6.3 million for the first six months of fiscal 2005 from approximately $600,000 for the first six months of fiscal 2004. No deferred tax benefit for the first six months of fiscal 2004 was recorded for NOL carryforwards, except for the benefit from European operations, because realization was not more likely than not.

        Net Loss.    As a result of the above factors, the net loss was approximately $11.5 million for the first six months of fiscal 2005 compared to the net loss of approximately $10.8 million for the same period a year earlier.

Year Ended September 30, 2004 Pro Forma Compared to Year Ended September 30, 2003

        The following discussion provides a comparison of the pro forma results of operations for the successor company for the fiscal year ended September 30, 2004 with the historical results of operations of the predecessor company for the fiscal year ended September 30, 2003. The discussion is provided for comparative purposes only, but the value of such a comparison may be limited. The information in this section should be read in conjunction with the consolidated financial statements and related notes contained elsewhere in this prospectus.

        Net Revenues.    Net revenues increased by approximately $55.4 million or 31.1% to approximately $233.5 million in fiscal 2004 on a pro forma basis, from approximately $178.1 million in fiscal 2003. A 21.0% increase in volume to 15.0 million pounds from 12.5 million pounds, combined with an 9.0% increase in the average selling price per pound from $14.17 to $15.45, accounts for the change when comparing the two periods. The Company's consolidated backlog increased approximately $42.9 million, or 84.8%, to approximately $93.5 million at September 30, 2004, from approximately $50.6 million at September 30, 2003. Order entry for fiscal 2004 on a pro forma basis increased $98.2 million, or 55.6%, as compared to fiscal 2003.

        Sales to the aerospace industry increased 22.2% to approximately $98.1 million in fiscal 2004 on a pro forma basis, from approximately $80.3 million in fiscal 2003, due to a 17.0% increase in volume combined with a 5.0% increase in the average selling price per pound. The increase in volume can be attributed to the continuing recovery in the aircraft industry. The increase in the average selling price is due to generally improved market conditions in all geographical sectors, a greater proportion of sales of the higher-priced titanium tubulars and nickel-base flat products compared to fiscal 2003 and higher raw material costs which are being passed on to customers.

        Sales to the chemical processing industry increased by 37.7% to approximately $61.4 million in fiscal 2004 on a pro forma basis, from approximately $44.6 million in fiscal 2003, due to a 29.1% increase in the average selling price per pound combined with a 7.7% increase in volume. The average selling price has improved as higher prices in the marketplace reflect rising raw material costs. The increase in volume can be attributed to improved sales of proprietary products for chemical plant expansions, particularly in China, and maintenance-related activity in the U.S. markets and, to a lesser degree, Europe.

        Sales to the land based gas turbine industry increased by 53.9% to approximately $41.1 million in fiscal 2004 on a pro forma basis, from approximately $26.7 million in fiscal 2003, primarily due to a 52.2% increase in volume. The increase in volume was due to the combined effects of higher sales of proprietary alloy round products and specialty alloy flat products in the export marketplace. Higher raw material costs affected the Company's pricing in this industry when comparing fiscal 2004 on a pro forma basis to fiscal 2003; however, the mix of product sold for fiscal 2004 on a pro forma basis included a higher percentage of billet product forms than in 2003. Billet product forms sell at a lower average selling price than sheet product forms. The average selling price in fiscal 2004 on a pro forma basis did not change significantly when compared to fiscal 2003, due to these offsetting factors.

        Sales to other industries increased by 22.0% to approximately $31.1 million in fiscal 2004 on a pro forma basis, from approximately $25.5 million in fiscal 2003, primarily due to a 12.5% increase in volume. The increase in volume was due to the effect of several domestic and export flue gas desulfurization (FGD) projects in fiscal 2004 on a pro forma basis that were not underway in fiscal 2003. Higher sales volumes to the oil and gas market also contributed to the increase. Sales to the remaining minor industries in this category improved as new market applications, particularly in the automotive and heat treating industries, created growth in fiscal 2004 on a pro forma basis compared to fiscal 2003.

        Cost of Sales.    Cost of sales as a percent of net revenues increased to 86.6% in fiscal 2004 on a pro forma basis from 84.5% in fiscal 2003. Effective October 1, 2003, the Company changed its inventory costing method for domestic inventories from the last-in-first-out method to the first-in-first out method. Management believes that the FIFO method is preferable to LIFO because (i) FIFO inventory balances presented in the Company's balance sheet will more closely approximate the current value of inventory, (ii) the change to the FIFO method for domestic inventories results in the Company using a uniform method of inventory valuation globally. Although management believes that FIFO is preferable to LIFO for the reasons stated, the use of FIFO during a period of rapidly rising or falling commodity prices can result in an imprecise matching of revenues and expenses in the short-term.

        Cost of sales in fiscal 2004 on a pro forma basis included approximately $5.5 million in non-cash charges recorded for the month of September 2004 as a result of the recognition of fair value adjustments to the historical basis of certain assets as required by the fresh start reporting rules discussed above. Of the $5.5 million in non-cash charges recorded in September 2004, $5.1 million was related to inventory, with the balance applicable to buildings, machinery, equipment and patents.

        Selling, General and Administrative Expense.    Selling, general and administrative expense increased approximately $3.7 million to approximately $28.1 million for fiscal 2004 on a pro forma basis from approximately $24.4 million for fiscal 2003. Selling, general and administrative expenses as a percentage of net revenues decreased to approximately 12.0% for fiscal 2004 on a pro forma basis from approximately 13.7% for fiscal 2003. The increase in selling, general and administrative expense was due primarily to a $2.0 million charge for the Company's management incentive plan in fiscal 2004 on a pro forma basis that did not occur in fiscal 2003. Selling, general and administrative expense in fiscal 2004 on a pro forma basis also includes a non-cash charge of $1.4 million incurred in September 2004 for employee stock option expense.

        Restructuring and Other Charges.    During fiscal 2004 on a pro forma basis, the Company incurred approximately $4.4 million of professional fees, amendment fees, travel expenses, and director's fees related to the restructuring and refinancing activities. There was no corresponding expense in fiscal 2003.

        Research and Technical Expense.    Research and technical expense decreased by approximately $200,000 to $2.5 million in fiscal 2004 on a pro forma basis from approximately $2.7 million in fiscal 2003. The decrease in research and technical expense was due to lower patent legal expenses, lower consultants' fees, and decreased university donations.

        Operating Income.    As a result of the above factors, the Company had an operating loss of approximately $3.7 million for fiscal 2004 on a pro forma basis, as compared to operating income of approximately $500,000 in fiscal 2003.

        Interest Expense.    Interest expense decreased by approximately $14.7 million to approximately $5.0 million in fiscal 2004 on a pro forma basis from approximately $19.7 million in fiscal 2003. The decrease in interest expense was due to the exclusion of interest on the 11 5/8% senior notes due September 1, 2004 in fiscal 2004 on a pro forma basis, compared to the inclusion of twelve months of interest on these notes in fiscal 2003. This decrease was partially offset by the interest on higher revolving credit borrowings and higher interest rates in fiscal 2004 on a pro forma basis when compared to fiscal 2003.

        Income Taxes.    The Company recorded an income tax benefit of approximately $3.3 million for fiscal 2004 on a pro forma basis, as compared to income tax expense of approximately $53.1 million for fiscal 2003. Income tax expense in fiscal 2003 was primarily due to the recording of a valuation allowance of $60.3 million against net U.S. deferred tax assets.

        Net Loss.    As a result of the above factors, the Company's net loss was approximately $5.4 million for fiscal 2004 on a pro forma basis compared to a net loss of approximately $72.3 million for fiscal 2003.

Eleven Months Ended August 31, 2004 and One Month Ended September 30, 2004

        Other items impacting the predecessor eleven months ended August 31, 2004 or the successor one month period ended September 30, 2004 are discussed below.

        Reorganization Items.    During the eleven months ended August 31, 2004, the Company incurred approximately $177.7 million in reorganization items, of which $7.3 million was expense relating to professional fees, contract amendment fees, travel expenses, directors' fees, and write offs of bond discount and debt issuance costs, and $185.0 million was income relating to the gain on cancellation of the 11 5/8% senior notes due September 1, 2004, fresh start accounting adjustments, and fair value adjustments required as a result of the reorganization.

        Interest Expense.    The Company recorded $14.0 million of interest expense during the eleven months ended August 31, 2004. Pursuant to SOP 90-7, $6.9 million of interest expense on the 11 5/8% senior notes due September 1, 2004 was not recorded because payment was not expected to occur.

        Income Taxes.    The income tax expense for the eleven months ended August 31, 2004, was minimal due to the tax treatment for the various items related to the Company's emergence from bankruptcy and the application of fresh start reporting. The Company recorded income tax expense based upon the U.S. statutory rate adjusted for forgiveness of debt income, fresh start accounting adjustments, non-deductible restructuring costs, foreign tax rate differentials, and state income taxes.

Year Ended September 30, 2003 Compared to Year Ended September 30, 2002

        Net Revenues.    Net revenues decreased by approximately $47.8 million or 21.2% to approximately $178.1 million in fiscal 2003 from approximately $225.9 million in fiscal 2002. A 23.8% decrease in volume to 12.5 million pounds from 16.4 pounds combined with a 4.0% increase in the average selling price per pound from $13.62 to $14.17, accounts for the change when comparing the two periods. The increase in average selling price was primarily due to favorable product mix from aerospace versus land based gas turbines, and flat chemical processing industry business year over year. The Company's consolidated backlog declined by approximately $1.9 million or 3.6% to approximately $50.6 million at September 30, 2003 from approximately $52.5 million at September 30, 2002. Order entry declined $1.1 million or 0.6% for fiscal 2003, as compared to fiscal 2002.

        Sales to the aerospace industry decreased by 13.5% to approximately $80.3 million in fiscal 2003 from approximately $92.8 million in fiscal 2002. The decrease in revenue can be attributed to a 13.0% decrease in volume in fiscal 2003, which was combined with a 1.6% decrease in the average selling price per pound. The decrease in the average selling price was due to a smaller proportion of sales of the higher-valued proprietary and specialty alloy products, with the exception of higher sales of titanium tubulars, as compared to the lower-priced nickel-base alloy forms in the same period a year ago. The volume decrease was primarily caused by a reduced demand in domestic and export geographic sectors of the aerospace industry for nickel-base and cobalt-base alloy flat and round products to meet the current commercial airline build projections. The sales to the European aerospace sector have increased in fiscal 2003 compared to the same period a year earlier, but did not offset the overall volume decrease.

        Sales to the chemical processing industry decreased by 2.6% to approximately $44.6 million in fiscal 2003 from approximately $45.8 million in fiscal 2002 due to the offsetting effects of a 5.2% decrease in the average selling price per pound combined with 2.6% increase in volume in fiscal 2003 from the same period a year earlier. The higher volume can be attributed to improved project and maintenance business in the European basic chemicals and domestic agrichemicals market sectors which offset the reduced demand from domestic chemical equipment fabricators. The decrease in the average selling price was the result of the highly competitive market conditions due to weak overall market demand combined with a greater proportion of sales of the lower-value commodity alloy billet products as compared to the higher-value proprietary alloy products. Sales to the European geographic sector improved while domestic and other export sectors experienced reduced demand.

        Sales to the land based gas turbine industry decreased by 49.2% to approximately $26.7 million in fiscal 2003 from approximately $52.6 million in fiscal 2002. The sales decrease was attributable to a 54.0% decrease in volume in fiscal 2003 compared to fiscal 2002, which was partially offset by a 12.6% increase in the average selling price per pound. The decrease in volume was a result of significantly reduced shipments of proprietary alloy round products into the domestic and European market as well as fewer proprietary alloy flat product sales to European fabricators in response to the adjusted level of product demand from the gas turbine manufacturers. The increase in the average selling price was attributed to the larger proportion of the higher-priced flat product forms as compared to the lower-priced ingot and billet products.

        Sales to other industries decreased by 20.6% to approximately $25.5 million in fiscal 2003 from approximately $32.1 million in fiscal 2002. The lower sales revenue is a result of a 27.3% decrease in volume in fiscal 2003 compared to the same period a year earlier, which was partially offset by a 9.5% increase in the average selling price per pound. The decrease in volume was mainly due to the combined effects of a major project for the supply of tubular products for deep wells in the oil and gas sector as well as several FGD projects in the export and domestic markets in the previous fiscal year that did not repeat in the current fiscal year. The remaining minor market segments had mixed results with reduced demand in the industrial markets although several new market applications were developed. The increase in the average selling price was attributable to a smaller proportion of the specialty alloys for unique applications compared to alloy forms for the industrial and transportation markets.

        Cost of Sales.    Cost of sales as a percentage of net revenues increased to 84.5% in fiscal 2003 from 77.7% in fiscal 2002. The higher cost of sales percentage was the result of higher raw material costs, higher energy costs, and lower absorption of fixed manufacturing cost as a result of lower production levels, offset by a reduction in expense for post retirement benefits, other than for pension, due to revised actuarial assumptions.

        Selling, General and Administrative Expense.    Selling, general and administrative expense decreased by approximately $200,000 to approximately $24.4 million in fiscal 2003 from approximately $24.6 million in fiscal 2002. Selling, general and administrative expenses as a percentage of net revenues increased to approximately 13.7% for fiscal 2003 from approximately 10.9% for fiscal 2002. The decrease in selling, general and administrative expense was due to a reduction in staffing levels, together with a reduction in pay of approximately $1.7 million, which was mostly offset by failed acquisition costs, a charge for the insurance deductible relating to flooding, foreign exchange losses, and bank fees relating to amendments to the working capital credit facility with Fleet Capital Corporation during fiscal 2003.

        Research and Technical Expense.    Research and technical expense decreased by approximately $1.0 million to approximately $2.7 million in fiscal 2003 from approximately $3.7 million in fiscal 2002. The decrease in research and technical expense was due to lower employee compensation costs resulting from reduced staffing levels, together with a reduction in pay and lower lab costs.

        Operating Income.    As a result of the above factors, operating income for fiscal 2003 was approximately $500,000 compared to approximately $22.0 million for fiscal 2002.

        Interest Expense.    Interest expense decreased by approximately $900,000 to approximately $19.7 million for fiscal 2003 from approximately $20.6 million in fiscal 2002. Lower interest rates contributed to the decrease when comparing fiscal 2003 to fiscal 2002.

        Income Taxes.    The provision for income tax increased approximately $52.4 million to approximately $53.1 million in fiscal 2003 from approximately $700,000 in fiscal 2002, due to the valuation allowance of $60.3 million recorded in fiscal 2003 for the net U.S. deferred tax assets as a result of the Company's determination that it was more likely than not that certain future tax benefits would not be realized. See note 6 to the consolidated financial statements included elsewhere in this prospectus for more information.

        Net Income (Loss).    As a result of the above factors, the net loss was approximately $72.2 million for fiscal 2003 compared with net income of approximately $900,000 in fiscal 2002.

Liquidity and Capital Resources

  Comparative Cash Flow Analysis

        Historically, the Company's primary sources of capital have been the issuance of debt securities, borrowings under credit facilities, and internally generated cash from operations. At March 31, 2005, the Company had cash and cash equivalents of approximately $2.8 million, compared to cash and cash equivalents of approximately $2.5 million at September 30, 2004, $4.8 million at September 30, 2003, and $5.2 million at September 30, 2002.

        Net cash used in operating activities was $12.7 million and $12.1 million in the first six months of fiscal 2004 and fiscal 2005, respectively. Inventory increased by approximately $4.0 million for the six months ended March 31, 2004, despite a decline in the number of pounds in inventory, due to a significant increase in the cost of raw materials, primarily the cost of nickel. Cash used in operating activities for the six months ended March 31, 2004, was also increased by a reduction in accounts payable of approximately $4.0 million. Accounts payable at March 31, 2004 was low because suppliers required the Company to pay for raw materials and certain other manufacturing supplies in advance of receipt as a result of concerns over the Company's financial condition in the months before its bankruptcy filing in March 2004. Accounts payable remained low until the Company emerged from bankruptcy on August 31, 2004 and returned to more customary payment terms.

        Net cash used in operating activities for the first six months of fiscal 2005 was primarily the result of increasing inventory balances. For the six months ended March 31, 2005, inventory balances, including the effects of the Branford acquisition, increased by $6.3 million, as a result of the Company's $31.7 million net cash investment in inventory during the period which was offset by $25.4 million of non-cash fresh start inventory adjustments recognized as expense during the period. The amount of the Company's net cash investment in inventory was affected by rising costs of the raw materials cobalt, molybdenum and, most importantly, nickel, and a higher level of inventory required to be maintained to support the increased level of sales. For the six months ended March 31, 2005, the increase in cash used in operating activities was partially offset by an increase in accounts payable of approximately $3.1 million due to the increasing cost of raw materials and rising level of sales activity.

        In the first six months of fiscal 2004, net cash used by operating activities was funded by borrowings of $13.5 million and proceeds from the sale of assets of $1.5 million. In the first six months of fiscal 2005, net cash used in operating activities was funded by borrowings of $21.9 million on the Company's credit facility.

        Net cash used in operating activities in fiscal 2004 was approximately $22.9 million, as compared to net cash used in operating activities of approximately $8.0 million in fiscal 2003. The increase in net cash used in operating activities in fiscal 2004 was the result of increased sales activity which resulted in increased accounts receivable balances and increased investments in inventory to support the higher sales levels. Accounts receivable increased from $35.3 million at September 30, 2003 to $54.4 million at September 30, 2004, and inventories increased from $85.8 million at September 30, 2003 to $130.8 million at September 30, 2004. Approximately $25.4 million of the inventory increase is attributable to the non-cash fresh start accounting adjustments required by SOP 90-7 upon emergence from bankruptcy. Higher inventory requirements at higher raw material costs, particularly the cost of nickel, were responsible for the remainder of the increase in inventory balances. The increase in accounts receivable and inventories was partially offset by an increase in accounts payable from $23.2 million at September 30, 2003 to $34.2 million at September 30, 2004 due primarily to rising costs of raw materials and a higher level of inventory due to increasing levels of business.

        Net cash used in operating activities in fiscal 2003 was approximately $8.0 million, as compared to net cash provided by operating activities of approximately $26.3 million for fiscal 2002. The cash used in operating activities for fiscal 2003 was the result of a variety of factors, including a net loss of approximately $72.3 million, an increase in inventory of approximately $2.7 million, an increase in prepayments and deferred charges of approximately $1.7 million, and an increase in accounts and notes receivable of approximately $400,000, which were partially offset by a decrease of the deferred tax asset of approximately $51.7 million, non-cash depreciation and amortization of approximately $6.6 million, an increase in accrued pension and postretirement benefits of approximately $6.1 million, and an increase in accounts payable and accrued expenses of approximately $4.7 million. Cash used for investing activities decreased by $2.8 million from approximately $5.7 million in fiscal 2002 to approximately $2.9 million in fiscal 2003, due to the decrease in capital expenditures. Cash provided by financing activities for fiscal 2003 was approximately $10.1 million, primarily due to a net increase in borrowings under the Company's credit facility.

Future Sources and Uses of Liquidity

        The Company's primary sources of capital in fiscal 2005 are expected to consist primarily of borrowings under a Loan and Security Agreement with Congress Financial Corporation (Central) and cash generated from operations. The Congress Loan and Security Agreement provides for revolving loans in a maximum amount of $110.0 million, subject to a borrowing base formula and certain reserves, and is secured by a pledge of substantially all of the assets of the Company. The Congress Loan and Security Agreement also provides a $10.0 million multi-draw equipment acquisition term loan sub-facility.

        Borrowings under the Congress Loan and Security Agreement bear interest at either Wachovia Bank, National Association's "prime rate," plus up to 1.5% per annum, or the adjusted Eurodollar rate used by the lender, plus up to 3.0% per annum, at the Company's option. As of May 31, 2005, the Loan and Security Agreement bore interest at a weighted average interest rate of 6.21%. In addition, the Company must pay monthly in arrears a commitment fee of 0.375% per annum on the unused amount of the Congress Loan and Security Agreement commitment. For letters of credit, the Company must pay 2.5% per annum on the daily outstanding balance of all issued letters of credit, plus customary fees for issuance, amendments, and processing. The Company is subject to certain covenants as to EBITDA and fixed charge coverage ratios and other customary covenants, including covenants restricting the incurrence of indebtedness, the granting of liens, the sale of assets and the declaration of dividends and other distributions on the Company's capital stock. As of March 31, 2005, the most recent required measurement date under the Loan and Security Agreement, the Company was in compliance with these covenants. The Congress Loan and Security Agreement matures on April 12, 2007.

        Haynes U.K. has entered into a Facility Agreement with a U.K.-based lender providing for a $15.0 million revolving credit facility maturing on April 2, 2007. Haynes U.K. is required to pay interest on loans made under the Facility Agreement in an amount equal to LIBOR (as calculated in accordance with the terms of the Facility Agreement), plus 3% per annum. As of May 31, 2005, the Facility Agreement bore interest at a weighted average interest rate of 6.76%. Availability under the Facility Agreement is limited by the receivables available for sale to the lender, the net of stock and inventory and certain reserves established by the lender in accordance with the terms of the Facility Agreement. Haynes U.K. must meet certain financial covenants relating to tangible net worth and cash flow. As of March 31, 2005, the most recent measurement date required under the Facility Agreement, the Company was in compliance with these covenants. The Facility Agreement is secured by a pledge of substantially all of the assets of Haynes U.K.

        At March 31, 2005, the Company had access to approximately $11.0 million in working capital financing under its credit agreements (subject to borrowing base and certain reserves) and approximately $2.8 million in available cash. The Company believes that the above-described sources of capital will be sufficient to fund planned capital expenditures and working capital requirements over the next twelve months, although there can be no assurance that this will be the case. The Company's primary uses of capital in fiscal 2005, other than providing working capital for normal operating expenses, are expected to consist primarily of expenditures related to capital improvements, principal and interest payments on outstanding indebtedness and professional fees incurred in the first six months of the fiscal year in connection with the Company's financial restructuring.

        Planned fiscal 2005 capital spending is targeted at $12.7 million, of which the Company has already spent and funded a total of $5.3 million, leaving approximately $7.4 million in expenditures to be funded. Management expects to fund this remaining $7.4 million through cash generated by operations, as well as current cash available and borrowings under our credit agreements. The main projects for fiscal 2005 include an upgrade to the electric arc furnace to facilitate the transition of alloys in melting operations in order to reduce scrap and equipment downtime, upgrades to the Company's electro slag remelt equipment and rolling mills at its Kokomo facility, an upgrade to the anneal furnace at the Company's Arcadia facility, and various environmental compliance projects. Included in the $12.7 million capital spending plan for fiscal 2005 is $2.7 million related to land, buildings and equipment purchased as a part of the acquisition of The Branford Wire and Manufacturing Company.

Management expects to spend $27.5 million, in the aggregate, on capital expenditures in fiscal 2005, 2006 and 2007, as compared to the $3.6 million and $5.4 million spent in fiscal 2003 and 2004, respectively. Management believes that these increased expenditures are required in order to maintain the Company's competitive position within the industry.

  Contractual Obligations

        The following table sets forth the Company's contractual obligations for the periods indicated, as of March 31, 2005:

	Payments Due by Period
Contractual Obligations(1)	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	(in thousands)
Debt obligations (including interest)(2)	$119,389	$6,168	$112,581	$256	$384
Operating lease obligations	7,741	2,614	3,817	1,155	155
Capital lease obligations	361	361	—	—	—
Raw material contracts	42,292	42,292	—	—	—
Mill supplies contracts	614	456	158	—	—
Capital projects	4,972	4,972	—	—	—
Other post-employment benefits(3)	57,030	4,970	10,475	11,335	30,250
Non-compete obligations(4)	660	110	220	220	110

Total	$233,059	$61,943	$127,251	$12,966	$30,899

(1)
Taxes are not included in the table. Payments for taxes for fiscal 2005 are expected to be approximately $1.0 million.

(2)
Interest is calculated annually using the principal balance and applicable interest rates as of March 31, 2005.

(3)
This represents expected post-employment benefits only. There is currently no funding obligation from the Company to the pension plan and all benefit payments under the pension plan will come from the plan and not the Company. Accordingly, amounts relating to the funding of the pension plan are not included in the table.

(4)
Pursuant to an escrow agreement, as of April 11, 2005, the Company deposited $660,000 into an escrow account to satisfy its obligation to make payments under a non-compete agreement entered into as part of the Company's acquisition of certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates. This amount is reflected as restricted cash.

        The Company also has $776,000 of letters of credit outstanding. The letters of credit are outstanding in connection with equipment lease obligations.

  Branford Wire Acquisition

        On November 5, 2004, Haynes Wire Company, a wholly owned subsidiary of the Company, acquired certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates for a purchase price of $8.3 million, which was paid in cash. As part of this transaction, we acquired a wire manufacturing plant located in Mountain Home, North Carolina, manufacturing equipment, accounts receivable and inventory. We financed $5.6 million of the transaction through a $10.0 million extension of our existing working capital revolving credit facility with our senior lender, Congress Financial Corporation (Central), and the remainder with cash from operations.

        Haynes Wire also entered into a non-compete agreement with the former president and owner of Branford, restricting his ability to compete with the ongoing Haynes Wire operations for a period of seven years from the closing date. Haynes Wire will make total payments of $770,000 under the non-compete agreement, $110,000 of which was paid at closing and the remainder of which is required to be paid in equal annual installments over six years. Pursuant to an escrow agreement, as of April 11, 2005, the Company deposited the remaining $660,000 of installments to be paid pursuant to the non-compete agreement into an escrow account. This amount is classified as restricted cash.

Inflation

        The Company believes that general inflation has not had a material impact on its operations.

Critical Accounting Policies and Estimates

  Overview

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, income taxes, assets, impairments and retirement benefits. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product mix and, in some cases, actuarial techniques, and various other factors that are believed to be reasonable under the circumstances. The results of this process form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company constantly reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions.

        The Company's accounting policies are more fully described in note 2 to the consolidated financial statements included elsewhere in this prospectus. The Company has identified certain critical accounting policies, which are described below. The following listing of policies is not intended to be a comprehensive list of all of the Company's accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles, with no need for management's judgment in their application. There are also areas in which management's judgment in selecting any available alternative would not produce a materially different result.

  Fresh Start Reporting

        On March 29, 2004, the Company and certain of its U.S. subsidiaries and U.S. affiliates, filed voluntary petitions for relief under Chapter 11 of the Bankruptcy Code. As part of the Company's Chapter 11 proceedings, it filed its plan of reorganization and related disclosure statement on May 25, 2004. The plan of reorganization was amended on June 29, 2004 and became effective on August 31, 2004. As a result of the reorganization, the Company implemented fresh start reporting in accordance with AICPA Statement of Position 90-7, or SOP 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code. Accordingly, the Company's consolidated financial statements for periods subsequent to August 31, 2004 reflect a new basis of accounting and are not comparable to the historical consolidated financial statements of the Company for periods prior to the August 31, 2004.

        Under fresh start reporting, the reorganization value is allocated to the Company's net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Accounting Standards No. 141, Business Combinations ("SFAS No. 141"). Information concerning the determination of the Company's reorganization value is included in note 1 to the consolidated financial statements included elsewhere in this prospectus. The reorganization value of $200 million was greater than the fair value of the net assets acquired pursuant to the plan of reorganization. In accordance with SFAS No. 141, the reorganization value was allocated to identifiable assets and liabilities based on their fair values with the excess amount allocated to goodwill. Liabilities existing at the effective date of the plan of reorganization are stated at the present value of amounts to be paid. Deferred taxes are recorded for asset and liability basis differences between book and tax value in conformity with existing generally accepted accounting principles.

  Revenue Recognition

        Revenue is recognized at the time of shipment (F.O.B. shipping point). Allowances for sales returns are recorded as a component of net revenues in the periods in which the related sales are recognized. Management determines this allowance based on historical experience and we have not had any history of returns that have exceeded our recorded allowances.

  Pension and Post-Retirement Benefits

        The Company has defined benefit pension and post-retirement plans covering most of its current and former employees. Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets (if any), the discount rate used to value future payment streams, expected trends in health care costs, and other actuarial assumptions. Annually, the Company evaluates the significant assumptions to be used to value its pension and post-retirement plan assets and liabilities based on current market conditions and expectations of future costs. If actual results are less favorable than those projected by management, additional expense may be required in future periods. As a result of the reorganization there were no changes to terms of these benefits. During fiscal 2003, the Company's gross claims cost actuarial assumptions were changed based on updated census data. This change in estimate reduced fiscal 2003 post-retirement healthcare benefit expenses by approximately $6.2 million.

        The following table demonstrates the estimated effect of a 1% change in the following assumptions:

Pension plan expense	Estimated change in expense
1% change in the discount rate	$1.5 million
1% change in the return on assets assumption	$1.0 million
1% change in the salary scale assumption	$1.6 million
Post-retirement medical and life insurance expense
1% change in the discount rate	$0.65 million

        The Company believes the expected rate of return on plan assets of 9.0% is a reasonable assumption based on its asset allocation of 60% equity and 40% fixed income. The Company's assumption for expected weighted average rate of return for equity plan assets and fixed income plan assets are 6.0% and 3.0%, respectively. This position is supported through a review by external consultants of investment criteria, and consideration of historical returns over a several year period.

  Impairment of Long-lived Assets, Goodwill and Other Intangible Assets

        The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. The Company reviews goodwill for impairment annually or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Recoverability of goodwill is measured by a comparison of the carrying value to the fair value of a reporting unit in which the goodwill resides. If the carrying amount of a reporting unit exceeds its fair value, an impairment charge is recognized to the extent that the implied fair value of the reporting unit's goodwill exceeds its carrying value. The implied fair value of goodwill is the residual fair value, if any, after allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and all of the liabilities of the reporting unit. The fair value of reporting units is generally determined using a discounted cash flow approach. Assumptions and estimates with respect to estimated future cash flows used in the evaluation of long-lived assets and goodwill impairment are subject to a high degree of judgment and complexity.

  Income Taxes

        The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes ("SFAS No. 109"), which requires deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. SFAS No. 109 also requires deferred tax assets be reduced by a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. The determination of whether or not a valuation allowance is needed is based upon an evaluation of both positive and negative evidence. Realization of the deferred tax asset for net operating losses is dependent on generating sufficient future taxable income in the United States prior to the expiration of the net operating losses and credit carryforwards of approximately $30.3 million, which expire over various periods ranging from 2009 to 2023 and are subject to certain limitations on their use after the reorganization upon emergence from bankruptcy. The limitation on the rate of utilization is not expected to have a significant effect on the Company's ability to utilize net operating loss deductions in future years. The Company has a history of operating losses in recent years and, therefore, no taxable income was available in prior years to carry back the net operating losses. However, these net operating losses were due primarily to the annual interest expense in excess of $16.0 million on the 11 5/8% senior notes due September 1, 2003, which were cancelled as a part of the Company's reorganization. In addition to the reorganization of the Company, the results of operations have improved due to improved market conditions as evidenced by its increasing backlog. In its evaluation of the need for a valuation allowance, the Company assesses prudent and feasible tax planning strategies. The ultimate amount of deferred tax assets realized could be different from those recorded, as influenced by potential changes in enacted tax laws and the availability of future taxable income.

Recently Issued Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by this statement clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overhead to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the consolidated financial statements.

        In December 2004, the FASB issued two FSPs that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004, states that the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, Accounting for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109. These FSPs may affect how a company accounts for deferred income taxes. These FSPs are effective for periods ending on or after December 21, 2004. These FSPs had no effect on the fiscal year 2004 consolidated financial statements and the Company does not expect these FSPs to impact its future results of operations and financial position.

        In December 2004, SFAS No. 123(R), Share-Based Payment, a replacement of SFAS No. 123, Accounting for Stock-Based Compensation, and a rescission of APB Opinion No. 25, Accounting for Stock Issued to Employees, was issued. This statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant date fair value of the equity or liability issued. In addition, liability awards will be remeasured each reporting period and compensation costs will be recognized over the period that an employee provides service in exchange for the award. This statement is effective for public companies as of the beginning of the first fiscal year beginning after June 15, 2005. The Company has not yet completed its assessment of the impact of this statement on its financial condition and results of operations.

        In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). This statement addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN 47 are effective no later than the end of fiscal years ending after December 15, 2005. The Company has not yet completed its assessment of the impact of this statement on its financial condition and results of operations.

Quantitative and Qualitative Disclosures About Market Risk

        Market risk is the potential loss arising from adverse changes in market rates and prices. The Company is exposed to various market risks, including changes in interest rates, foreign currency exchange rates and the price of nickel, which is a commodity.

        Changes in interest rates affect the Company's interest expense on variable rate debt. All of the Company's outstanding debt was variable rate debt at September 30, 2004 and at March 31, 2005. A hypothetical 10% increase in the interest rate on variable rate debt would have resulted in additional interest expense of approximately $357,000 for the fiscal year ended September 30, 2004 and $268,000 for the six months ended March 31, 2005. The Company has not entered into any derivative instruments to hedge the effects of changes in interest rates.

        The foreign currency exchange risk exists primarily because the three foreign subsidiaries maintain receivable and payables denominated in currencies other than their functional currency or the U.S. dollar. The foreign subsidiaries manage their own foreign currency exchange risk. The U.S. operations transact their foreign sales in U.S. dollars, thereby avoiding fluctuations in foreign exchange rates. Any U.S. dollar exposure aggregating more than $500,000 requires approval from the Company's Vice President of Finance. The Company is not currently party to any currency contracts.

        Fluctuations in the price of nickel, our most significant raw material, subject the Company to commodity price risk. The Company manages its exposure to this market risk through internally established policies and procedures, including negotiating raw material escalators within product sales agreements, and continually monitoring and revising customer quote amounts to reflect the fluctuations in market prices for nickel. The Company does not use derivative instruments to manage this market risk. The Company monitors its underlying market risk exposure from a rapid increase in nickel prices on an ongoing basis and believes that it can modify or adapt its strategies as necessary.

OUR BUSINESS

General

        The operations of Haynes International, Inc. began in 1912 as the Haynes Stellite Works, which was purchased by Union Carbide and Carbon Corporation in 1920. In 1972, the operations were sold to Cabot Corporation. In 1987, the Company was incorporated as a stand-alone corporation in Delaware, and in 1989 the Company was sold by Cabot Corporation to Morgan Lewis Githens & Ahn Inc., a private investment firm. The Blackstone Group, a private investment firm, purchased the Company from Morgan Lewis Githens & Ahn Inc. in 1997. On March 29, 2004, we and our U.S. subsidiaries and U.S. affiliates as of that date filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. Our plan of reorganization was confirmed on August 16, 2004, and became effective when we emerged from bankruptcy on August 31, 2004. On November 5, 2004, we acquired certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates which manufacture high-quality stainless-steel and nickel alloy wires.

        Haynes develops, manufactures and markets technologically advanced, high-performance alloys, which are used primarily in the aerospace, land based gas turbine, and chemical processing industries. The Company's high performance alloy products are high temperature resistant alloys, or HTA products, and corrosion resistant alloys, or CRA products. The Company's HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace industry, gas turbine engines for power generation, waste incineration, and industrial heating equipment. The Company's CRA products are used in applications that require resistance to extreme corrosion, such as chemical processing, power plant emissions control and hazardous waste treatment. The Company produces its high-performance alloy products primarily in sheet, coil and plate forms, which in the aggregate represented approximately 68% of the Company's net revenues in fiscal 2004. In addition, the Company produces its alloy products as seamless and welded tubulars, and in bar, billet and wire forms.

        High-performance alloys are characterized by highly engineered, often proprietary, metallurgical formulations primarily of nickel, cobalt and other metals with complex physical properties. The complexity of the manufacturing process for high-performance alloys is reflected in the Company's relatively high average selling price per pound, compared to the average selling price of other metals, such as carbon steel sheet, stainless steel sheet and aluminum. Demanding end-user specifications, a multi-stage manufacturing process and the technical sales, marketing and manufacturing expertise required to develop new applications combine to create significant barriers to entry in the high-performance alloy industry.

Core Competencies

        The Company believes it has attained a reputation for quality and reliability in the high-performance alloy industry. The Company's core competencies include the following:

        Metallurgical expertise and proprietary knowledge.    We continue to develop, manufacture and test high-performance nickel- and cobalt-base alloys. Over the last five years, our technical programs have yielded five new proprietary alloys, four of which are protected by U.S. patents, and one of which has a patent pending. Our continued emphasis on product innovation is expected to yield similar future results. Our engineering and technology group is staffed by personnel with extensive industrial and technological experience. The group consists of seven separate, fully equipped laboratories, including a process laboratory with a full spectrum of pilot scale melting/remelting equipment and hot working and cold working equipment.

        Technical marketing support.    Our engineering and technology group maintains a high level of manufacturing and customer metallurgical support. Through the combined efforts of this group and the

Company's direct sales organization, the Company works closely with its customers to identify, develop and support diverse applications for its alloys and to anticipate its customers' future materials requirements. The Company's direct sales organization includes nine service and sales centers in the U.S., Europe and Asia. The Company also anticipates opening a service and sales center in China in fiscal 2005. All of the Company's service and sales centers are operated either directly by the Company or though its wholly-owned subsidiaries. Approximately 77% of the Company's net revenues in fiscal 2004 was generated by its direct sales organization. The Company believes this integrated approach is unique in the high-performance alloy industry.

        Flexible manufacturing capabilities.    The Company's four-high Steckel mill, in conjunction with its sophisticated, multi-stage, melting and refining operation, produces a broad array of sheet, coil and plate products made to exacting specifications. The Company also operates a three-high mill and a two-high mill that enable the Company to produce small batch orders that generally are not practical or economical for competitors to manufacture. In fiscal 2003 and the first half of fiscal 2004, we experienced liquidity shortages which resulted in a lack of funds for capital inprovement at our primary manufacturing facility. We anticipate making significant upgrades to our equipment during fiscal 2005, 2006 and 2007, and an inability to make these upgrades could materially, adversely effect our manufacturing efficiency.

Business Strategy

        The Company intends to capitalize on its core competencies to implement its business strategy, which includes the following principal elements:

        Expand export sales and foreign service and sales center locations.    The Company believes there are significant opportunities to increase its sales in international markets. In fiscal 2004, approximately 39% of the Company's net revenues came from customers outside the U.S., primarily in European markets where the Company has established sales facilities. In addition, the Company is pursuing significant growth opportunities in other regions, particularly Central Europe and Asia, with one sales center open in Singapore and a Shanghai, China service and sales center scheduled to be open in fiscal 2005. In addition, the Company also plans to open a sales center in India in fiscal 2005. The sales center concept involves a facility (office) that houses only sales personnel charged with the responsibility of expanding the local market's awareness of the Company and its products. No products or processing are available directly from a sales center. The objective is to create a presence within an area and develop a customer base. The orders generated by the sales center will be booked directly with the Kokomo facility or one of the existing service and sales centers in the U.S. or Europe. Please see Note 16 to the consolidated financial statements contained elsewhere in this prospectus for information regarding sales to geographic areas.

        Expand sales of value added products offered at service and sales centers.    The Company's service and sales centers stock many of the Company's products on site to provide timely and efficient customer service. In addition, precision processing, such as shearing, saw cutting, plasma cutting, waterjet cutting and laser cutting are available to provide customizing options and fulfill the specific requirements of individual customers for cut-to-size, unusual shapes and precise dimensions. The Company anticipates having a second water jet operational at the Lebanon, Indiana service and sales center in fiscal 2005, with a laser cutting machine to be in operation at the same site in early fiscal 2006. It is believed that these additional pieces of equipment will meet the growing demand for cut parts required by customers. Because the current laser cutting machine in the U.K. service and sales center is being operated at capacity, the Company is evaluating whether a second laser cutting machine is needed to support European operations. A processing center, which is being considered for Central Europe in fiscal 2006, will have the capability to stock coils and provide cut-to-length sheet, plus cut parts, for customers. The processing center concept encompasses the ability to stock coils, cut these coils to exact sheet length and width, flatten and finish. In addition, the processing center will have other capabilities, such as processing product using a laser, shear or saw. An important concept of the processing center, particularly in Europe, will be to stage coils at a location in Europe that will be able to service new customers, but also the other company service and sales centers in Europe. This will enable the Company to offer significantly reduced lead times, reduce aggregate inventory in Europe and meet a broader array of customer requirements at lower cost.

        Personnel at the service and sales centers are also able to act as a liaison between customers and the Company's engineering and technology group. The cut parts/near shape program utilizes laser cutting equipment to cut net shapes required by aerospace fabricators from mill standard sheet or plate in the service centers. The Company can increase revenues and margins on current sheet business without increasing pounds sold by persuading fabricators to buy cut parts from the service and sales centers, rather than continue to buy pattern sheets. The company intends to aggressively market its cut parts/near shape program.

        Develop new applications for existing alloys.    The Company actively seeks to develop new applications and new market segments for its existing products. The technical marketing staff and the sales force, in coordination with the engineering and technology group, works closely with end-users to identify applications for the Company's existing products that address its customers' specialized needs. Management believes that new product applications represent a significant opportunity for continued revenue growth. The Company has identified and is pursuing new applications for its alloys, including applications for the automotive, medical, instrumentation and emerging fuel cell industries.

        Fuel cell technology, which shows promise for next-generation automotive propulsion or auxiliary power plants, is a developing area which lends itself to the Company's technological strengths and marketing abilities. Fuel cell technology appears to be able to propel an automobile with "zero emissions," which has led both automakers and national governments to increase research funding in this area. Several of the Company's alloys have potential applications in the arena of reformers and heat exchangers related to the polymer electrolyte membrane, or PEM, which is the leading candidate for fuel cell propulsion technology and solid oxide fuel technology for stand-alone power generation. The Company continues to be proactive in recognizing potential fuel cell applications and potential applications in the automotive, chemical and pharmaceutical markets.

        Continue customer-driven new product development.    The Company emphasizes customer contact and an awareness of customer needs in its product development process. The Company believes that new opportunities in end-markets are best identified through close contact with customers. This approach allows the Company to focus its engineering and technology development efforts and enables the Company's products to be readily specified for use in the production of customers' products.

        For example, HAYNES® 282™ alloy is a new high performance alloy developed by the Company's research team. This unique new material is a gamma-prime strengthened wrought alloy designed for use in hot components in flying and land based gas turbines. Manufacturers of these components require materials that have both high strength and good weldability, characteristics that are not often found simultaneously in the same alloy. Haynes® 282™ combines the desired high strength with good weldability, and also demonstrates good fabricability, thermal stability and oxidation resistance. Preliminary introduction to the gas turbine industry is expected in fiscal 2006.

        Increase productivity through strategic equipment investment.    The Company believes that future investment in plant and equipment will allow it to increase capacity and produce higher quality products at reduced costs. Although the Company believes that its facilities are generally in good operating condition, the Company anticipates making significant upgrades to its equipment in fiscal 2005, 2006 and 2007. The Company anticipates spending a total of $27.7 million over the course of fiscal 2005, 2006 and 2007, as compared to $3.6 million which was spent in fiscal 2003 and $5.4 million in fiscal 2004. The principal benefits of these investments are expected to be improved machine reliability, improved product quality, increased processing efficiency, and reduced maintenance costs.

        Expand product capability through strategic acquisitions.    The Company will examine opportunities and investments which will enable it to offer customers an enhanced and more complete product line that complements the Company's core flat products, cold finished flats and hot finished flats. This would include product line enhancement, such as provided by the wire plant acquisition. The wire acquisition has enabled the Company to provide a broader product line to customers, has expanded the markets which the Company can penetrate, increased production capacity in high performance wire and reduced the Company's cost structure of wire production. The Company will continue to look for these kinds of opportunities which will enhance the portfolio of products provided to customers such as wire, tubing, fittings and bar.

        The relative success of the Company's business strategy will be affected by our ability to overcome certain risks. Some of the risks which may impair the Company's ability to implement its business strategy include:

  •
  The Company's dependence on production levels at its Kokomo facility and its ability to make capital improvements at that facility. In fiscal 2003 and the first half of fiscal 2004, the Company experienced liquidity shortages which resulted in a lack of funds to make equipment upgrades at the Kokomo facility. The Company anticipates making significant equipment upgrades to the Kokomo facility and an inability to do so could materially and adversely affect its manufacturing capabilities.

  •
  Rapid increases in the price of nickel, other raw materials, and energy.

  •
  Any significant drop in customer demand for our products.

  •
  The Company's ability to continue to develop new applications and new products which are accepted by the market.

  •
  The Company's ability to retain key employees.

  •
  Economic and market risks associated with foreign operations and U.S. and world economic and political conditions.

Branford Wire Acquisition

        On November 5, 2004, Haynes Wire Company, a wholly owned subsidiary of the Company, acquired certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates for a purchase price of $8.3 million, which was paid in cash. As part of the transaction Haynes Wire acquired a wire manufacturing plant in Mountain Home, North Carolina, manufacturing equipment, accounts receivable and inventory. Haynes Wire also entered into a non-compete agreement with the former president and owner of Branford, restricting his ability to compete with Haynes Wire's operations for a period of seven years following the closing date. The non-compete agreement requires Haynes Wire to make total payments of $770,000, with $110,000 paid at closing and the remaining $660,000 paid in equal installments on the next six anniversaries of the closing date. Pursuant to the terms of the non-compete agreement, as of April 11, 2005, the Company deposited the remaining $660,000 of installments to be paid pursuant to the non-compete agreement into an escrow account.

        Alloy wire is produced for two principal markets. The structural wire market uses wire in finished products, such as filters, screens, needles and surgical wires. The welding wire market uses wire to join sheet and plate alloy products in multiple applications, such as FGD scrubbers, chemical vessels, and fittings and flanges in oil and gas pipelines. Wire products are good lead product in emerging markets because they are easy to stock (minimum number of sizes required) and are commonly used in repair and OEM applications.

        The Branford acquisition is consistent with the Company's business strategy because it allows the Company to add high-quality stainless steel and nickel alloy wire products to its high performance alloy wire product line, expands the Company's wire production capacity, and improves the Company's wire production processes. Prior to the acquisition, the Company produced a relatively small amount of high performance alloy wire products at its Kokomo, Indiana facility as a complement to its flat products, but did not produce stainless steel or nickel alloy wire products. Approximately 80% of the Company's wire products were produced for welding uses. In contrast, Branford produced stainless steel and nickel alloy wire products, and approximately 80% of Branford's products were made and sold for structural uses. Combining the two companies should result in a more balanced product mix for the wire operations and provide opportunities for increased sales in both the structural wire and welding wire markets.

        The Branford acquisition will also increase the Company's wire manufacturing capacity. Prior to the acquisition, the Company's high performance alloy wire production capacity was approximately 500,000 pounds per year. Haynes Wire's two-shift manufacturing capacity is estimated to be approximately 2.2 million pounds of finished stainless wire per year, with the capability to expand to approximately 3.0 million pounds per year. Haynes Wire has sufficient excess capacity to absorb the Company's anticipated wire production and allow for anticipated additional growth through expanded wire sales.

        The Branford acquisition is expected to allow the Company to reduce its cost of wire production and improve the quality of the wire it produces. Haynes Wire's manufacturing facilities and equipment are designed to produce wire products efficiently and cost-effectively. In addition, the employees at the Mountain Home, North Carolina facility are experienced at producing wire products and are able to maintain high quality standards.

        Management believes this acquisition provides good opportunities for increasing wire sales through improvements in quality and manufacturing processes in the high performance alloy wires produced by the Company, and by offering the expanded wire product line through the Company's service and sales centers worldwide. The Company's expertise in producing high quality wire products should enable it to expand its product offerings and increase its participation in the nickel and cobalt based alloy welding market.

Products

        The alloy market consists of four primary segments: stainless steel, super stainless steel, nickel alloys and high-performance alloys. The Company competes exclusively in the high-performance alloy segment, which includes HTA products and CRA products. The Company believes that the high-performance alloy segment represents less than 10% of the total alloy market. In fiscal 2002, 2003 and 2004, HTA products accounted for approximately 76%, 75% and 73%, respectively, of the Company's net revenues. In fiscal 2002, 2003, and 2004, CRA products accounted for approximately 24%, 25% and 27%, respectively, of the Company's net revenues. These percentages of the Company's total product revenue and volume are based on data which include revenue and volume associated with sales by the Company to its foreign subsidiaries, but exclude revenue and volume associated with sales by foreign subsidiaries to their customers. Management believes, however, that the effect of including revenue and volume data associated with sales by its foreign subsidiaries would not materially change the percentages presented in this section.

        High Temperature Resistant Alloys.    HTA products are used primarily in manufacturing components for the hot sections of gas turbine engines. Stringent safety and performance standards in the aerospace industry result in development lead times typically as long as eight to ten years in the introduction of new aerospace-related market applications for HTA products. However, once a particular new alloy is shown to possess the properties required for a specific application in the aerospace industry, it tends to remain in use for extended periods. HTA products are also used in gas turbine engines produced for use in applications such as naval and commercial vessels, electric power generators, and power sources for offshore drilling platforms, gas pipeline booster stations and emergency standby power stations. The following table sets forth information with respect to the Company's significant high temperature resistant alloys, applications and features:

Alloy and Year Introduced	End Markets and Applications(1)	Features
HAYNES HR-160 Alloy (1990)(2)	Waste incineration/CPI-boiler tube shields	Good resistance to sulfidation at high temperatures
HAYNES 242 Alloy (1990)(2)	Aero-seal rings	High strength, low expansion and good fabricability
HAYNES HR-120 Alloy (1990)(2)	LBGT-cooling shrouds	Good strength-to-cost ratio as compared to competing alloys
HAYNES 230 Alloy (1984)(2)	Aero/LBGT-ducting, combustors	Good combination of strength, stability, oxidation resistance and fabricability
HAYNES 214 Alloy (1981)(2)	Aero-honeycomb seals	Good combination of oxidation resistance and fabricating among nickel-based alloys
HAYNES 188 Alloy (1968)(2)	Aero-burner cans, after-burner components	High strength, oxidation resistant cobalt-base alloys
HAYNES 625 Alloy (1964)	Aero/CPI-ducting, tanks, vessels, weld overlays	Good fabricability and general corrosion resistance
HAYNES 263 Alloy (1960)	Aero/LBGT-components for gas turbine hot gas exhaust pan	Good ductility and high strength at temperatures up to 1600°F
HAYNES 718 Alloy (1955)	Aero-ducting, vanes, nozzles	Weldable high strength alloy with good fabricability
HASTELLOY X Alloy (1954)	Aero/LBGT-burner cans, transition ducts	Good high temperature strength at relatively low cost
HAYNES Ti 3A1-2.5 Alloy (1950)	Aero-aircraft hydraulic and fuel systems components	Light weight, high strength titanium-based alloy
HAYNES 25 Alloy (1950)(2)	Aero-gas turbine parts, bearings, and various industrial applications	Excellent strength, good oxidation, resistance to 1800°F

(1)
"Aero" refers to aerospace; "LBGT" refers to land based gas turbines; "CPI" refers to the chemical processing industry.

(2)
Represents a patented product or a product with respect to which the Company believes it has limited or no competition.

        Corrosion Resistant Alloys.    CRA products are used in a variety of applications, such as chemical processing, power plant emissions control, hazardous waste treatment, sour gas production and pharmaceutical vessels. Historically, the chemical processing industry has represented the largest end-user segment for CRA products. Due to maintenance, safety and environmental considerations, the Company believes this industry continues to represent an area of potential long-term growth. Unlike aerospace applications within the HTA product market, the development of new market applications for CRA products generally does not require long lead times. The following table sets forth information with respect to certain of the Company's significant corrosion resistant alloys, applications and features:

Alloy and Year Introduced	End Markets and Applications(1)	Features
HASTELLOY Alloy C-2000 (1995)(2)	CPI-tanks, mixers, piping	Versatile alloy with good resistance to uniform corrosion
HASTELLOY Alloy B-3 (1994)(2)	CPI-acetic acid plants	Better fabrication characteristics compared to other nickel-molybdenum alloys
HASTELLOY Alloy D-205 (1993)(2)	CPI-plate heat exchangers	Corrosion resistance to hot sulfuric acid
ULTIMET Alloy (1990)(2)	CPI-pumps, valves	Wear and corrosion resistant nickel-based alloy
HASTELLOY Alloy G-50 (1989)	Oil and gas-sour gas tubulars	Good resistance to down hole corrosive environments
HASTELLOY Alloy C-22 (1985)	CPI/FGD-tanks, mixers, piping	Resistance to localized corrosion and pitting
HASTELLOY Alloy G-30 (1985)(2)	CPI-tanks, mixers, piping	Lower cost alloy with good corrosion resistance in phosphoric acid
HASTELLOY Alloy B-2 (1974)	CPI-acetic acid	Resistance to hydrochloric acid and other reducing acids
HASTELLOY Alloy C-4 (1973)	CPI-tanks, mixers, piping	Good thermal stability
HASTELLOY Alloy C-276 (1968)	CPI/FGD/oil land gas-tanks, mixers, piping	Broad resistance to many environments

(1)
"CPI" refers to the chemical processing industry; "FGD" refers to the flue gas desulfurization industry

(2)
Represents a patented product or a product with respect to which the Company believes it has limited or no competition.

Patents and Trademarks

        Over the last 25 years, the Company's technical programs have yielded 11 new proprietary alloys and 26 U.S. patents, with one U.S. patent application pending. The Company currently maintains a total of approximately 20 U.S. patents and approximately 200 foreign counterpart patents and applications targeted at countries with significant or potential markets for the patented products. While the Company believes its patents are important to its competitive position, significant barriers to entry continue to exist beyond the expiration of any patent period. Six of the materials considered by management to be of future commercial significance, HAYNES HR-120, HAYNES 242, ULTIMET, HASTELLOY C-2000, HASTELLOY B-3 and HASTELLOY G-35 alloys, are protected by U.S. patents that continue until the years 2008, 2008, 2009, 2018, 2020 and 2024, respectively. Trademarks on the names of many of the Company's alloys have also been applied for or granted in certain foreign countries.

        Patents or other proprietary rights are an essential element of the Company's business. The Company's strategy is to file patent applications in the U.S. and any other country that represents an important potential commercial market to the Company. In addition, the Company seeks to protect its technology which is important to the development of the Company's business. The Company also relies upon trade secret rights to protect other technologies that may be used to discover and validate targets and that may be used to identify and develop novel alloys. The Company protects its trade secrets in part through confidentiality and proprietary information agreements with its customers.

        Please see "Our Business—Research and Technical Development" for additional information.

End Markets

        Aerospace.    The Company has manufactured HTA products for the aerospace market since the late 1930s, and has developed numerous proprietary alloys for this market. Customers in the aerospace market tend to be the most demanding with respect to meeting specifications within very low tolerances and achieving new product performance standards. Stringent safety standards and continuous efforts to reduce equipment weight require close coordination between the Company and its customers in the selection and development of HTA products. As a result, sales to aerospace customers tend to be made through the Company's direct sales force. Demand for the Company's products in the aerospace industry is based on the new and replacement market for jet engines and the maintenance needs of operators of commercial and military aircraft. The hot sections of jet engines are subjected to substantial wear and tear and accordingly require periodic maintenance and replacement.

        Chemical Processing.    The chemical processing industry segment represents a large base of customers with diverse CRA applications driven by demand for key end use industries such as automobiles, housing, health care, agriculture, and metals production. CRA products supplied by the Company have been used in the chemical processing industry since the early 1930s. Demand for the Company's products in this industry is based on the level of maintenance, repair, and expansion of existing chemical processing facilities as well as the construction of new facilities. The Company believes the extensive worldwide network of Company-owned service and sales centers, as well as its network of independent distributors and sales agents who supplement the Company's direct sales efforts in Europe and Asia, is a competitive advantage in marketing its CRA products.

        Land Based Gas Turbines.    Demand for the Company's products in this market is driven by the construction of cogeneration facilities such as base load for electric utilities or as backup sources to fossil fuel-fired utilities during times of peak demand. Demand for the Company's alloys in the land based gas turbine industry has also been driven by concerns regarding lowering emissions from generating facilities powered by fossil fuels. Land based gas turbine generating facilities have gained acceptance as clean, low-cost alternatives to fossil fuel-fired electric generating facilities. Land based gas turbines are also used in power barges with mobility and as temporary base-load-generating units for countries that have numerous islands and a large coastline. Further demand is generated in mechanical drive units used for oil and gas production and pipeline transportation, as well as microturbines that are used as back up sources of power generation for hospitals and shopping malls.

        Other Markets.    In addition to the industries described above, the Company also targets a variety of other markets. Other industries to which the Company sells its HTA products and CRA products include FGD, oil and gas, waste incineration, industrial heat treating, automotive and instrumentation. The FGD industry has been driven by both legislated and self-imposed standards for lowering emissions from fossil fuel-fired electric generating facilities. The Company also sells its products for use in the oil and gas industry, primarily in connection with sour gas production. In addition, incineration of municipal, biological, industrial and hazardous waste products typically produces very corrosive conditions that demand high-performance alloys. Markets capable of providing growth are being driven by increasing performance, reliability and service life requirements for products used in these markets which could provide further applications for the Company's products. Finally, with its acquisition in November 2004 of certain assets of The Branford Wire and Manufacturing Company and certain of its affiliates, the Company also entered the high-quality stainless-steel and nickel alloy wire market.

Sales and Marketing and Distribution

        Providing technical assistance to customers is an important part of the Company's marketing strategy. The Company provides analyses of its products and those of its competitors for its customers. These analyses enable the Company to evaluate the performance of its products and to make recommendations as to the substitution of Company products for other materials in appropriate applications, enabling the Company's products to be specified for use in the production of customers' products. Market development professionals are assisted by the engineering and technology staff of the Company in directing the sales force to new opportunities. The Company believes its combination of direct sales, technical marketing, engineering, and customer support provides an advantage over other manufacturers in the high-performance alloy industry. This activity allows the Company to obtain direct insight into customers' alloy needs and allows the Company to develop proprietary alloys that provide solutions to customers' problems.

        The Company sells its products primarily through its direct sales organization, which includes nine service and sales centers in the U.S., Europe and Asia. The Company is also scheduled to open a service and sales center in China and a sales office in India in fiscal 2005. All of the Company's service and sales centers are operated either directly by the Company or though its wholly-owned subsidiaries. Approximately 77% of the Company's net revenues in fiscal 2004 was generated by the Company's direct sales organization. The remaining 23% of the Company's fiscal 2004 net revenues was generated by a network of independent distributors and sales agents who supplement the Company's direct sales in the U.S., Europe and Asia, some of whom have been associated with the Company for over 30 years.

        Although there is a concentrated effort to expand foreign sales, the effort to grow domestic business also continues. The majority of revenue and profits continue to be provided by sales to U.S. customers and the Company continues to pursue opportunities to expand this market. This includes but is not limited to continued expansion of ancillary product forms, such as wire through the acquisition of The Branford Wire and Manufacturing Company, the continued development of new alloys, the utilization of external conversion resources to expand and improve the product form quality of mill-produced product, the addition of equipment in U.S. service and sales centers to improve the Company's ability to provide a product closer to the form required by the customer, and the continued effort through the technical expertise of the Company to find solutions to customer challenges.

        The following table sets forth the approximate percentage of the Company's fiscal 2004 net revenues generated through each of the Company's distribution channels.

	Domestic	Foreign	Total
Company service and sales centers	52%	25%	77%
Independent distributors/sales agents	16%	7%	23%

Total	68%	32%	100%

        The Company's top twenty customers accounted for approximately 34% of the Company's net revenues for fiscal 2004 compared to 41% in 2003. No customer or group of affiliated customers of the Company accounted for more than 10% of the Company's net revenues in fiscal 2004, 2003 or 2002.

        The Company's foreign and export sales were approximately $83.5 million, $74.5 million, and $90.2 million for fiscal 2002, 2003 and 2004, respectively. Additional information concerning foreign operations and export sales is set forth in note 16 to the consolidated financial statements included elsewhere in this prospectus.

Manufacturing Process

        High-performance alloys require a lengthier, more complex production process and are more difficult to manufacture than lower-performance alloys, such as stainless steels. The alloying elements in high-performance alloys must be highly refined during melting, and the manufacturing process must be tightly controlled to produce precise chemical properties. The resulting alloyed material is more difficult to process because, by design, it is more resistant to deformation. Consequently, high-performance alloys require that a greater force be applied when hot or cold working and are less susceptible to reduction or thinning when rolling or forging. This results in more cycles of rolling, annealing and pickling compared to a lower-performance alloy to achieve proper dimensions. Certain alloys may undergo as many as 40 distinct stages of melting, remelting, annealing, forging, rolling and pickling before they achieve the specifications required by a customer. The Company manufactures products in various forms, including sheet, plate, billet/ingot, tubular, wire and other forms.

        The manufacturing process begins with raw materials being combined, melted and refined in a precise manner to produce the chemical composition specified for each alloy. For most alloys, this molten material is cast into electrodes and additionally refined through electroslag remelting. The resulting ingots are then forged or rolled to an intermediate shape and size depending upon the intended final product form. Intermediate shapes destined for flat products are then sent through a series of hot and cold rolling, annealing and pickling operations before being cut to final size.

        The Argon Oxygen Decarburization gas controls in the Company's primary melt facility remove carbon and other undesirable elements, thereby allowing more tightly-controlled chemistries, which in turn produce more consistent properties in the alloys. The Argon Oxygen Decarburization gas control system also allows for statistical process control monitoring in real time to improve product quality.

        The Company has a four-high Steckel mill for use in hot rolling material. The four-high mill was installed in 1982 at a cost of approximately $60.0 million and is one of only two such mills in the high-performance alloy industry. The mill is capable of generating approximately 12.0 million pounds of separating force and rolling a plate up to 72 inches wide. The mill includes integrated computer controls (with automatic gauge control and programmed rolling schedules), two coiling Steckel furnaces and five heating furnaces. Computer-controlled rolling schedules for each of the hundreds of combinations of alloy shapes and sizes the Company produces allow the mill to roll numerous widths and gauges to exact specifications without stoppages or changeovers.

        The Company also operates a three-high rolling mill and a two-high rolling mill, each of which is capable of custom processing much smaller quantities of material than the four-high mill. These mills provide the Company with significant flexibility in running smaller batches of varied products in response to customer requirements. The Company believes the flexibility provided by the three-high and two-high mills provides the Company an advantage over its major competitors in obtaining smaller specialty orders.

Backlog

        As of September 30, 2004, the Company's backlog orders in aggregate were approximately $93.5 million, compared to approximately $50.6 million as of September 30, 2003, and approximately $52.5 million as of September 30, 2002. The backlog as of September 30, 2004, increased $42.9 million, or 85%, as compared to the same date in the prior year. Order entry was up $98.2 million or 55.6% as of September 30, 2004, as compared to the same date in the prior year. Substantially all orders in the backlog at September 30, 2004 are expected to be shipped within the twelve months beginning October 1, 2004. Due to the cyclical nature of order entry experienced by the Company, it is possible that order entry may not continue at historical or current levels. The historical and current backlog amounts shown in the following table are also indicative of relative demand over the past few years. The backlog for years prior to fiscal 2004 has been adjusted to reflect the consolidated backlog inclusive of the service and sales centers.

Consolidated Backlog at Fiscal Quarter End

	2002	2003	2004	2005
	(in millions)
1st quarter	$88.0	$49.0	$54.7	$110.9
2nd quarter	$77.2	$53.6	$69.6	$134.8
3rd quarter	$63.9	$54.5	$82.6	N/A
4th quarter	$52.5	$50.6	$93.5	N/A

Raw Materials

        Raw material costs account for approximately 50% of the total cost of sales. Nickel, a major component of many of our products, accounts for approximately 50% of our raw material costs, or approximately 25% of our total cost of sales. Each pound of alloy contains, on average, 48% nickel. Other raw materials include cobalt, chromium, molybdenum and tungsten. Melt materials consist of virgin raw material, purchased scrap and internally produced scrap.

        The following table sets forth the average price per pound for nickel for 30-day cash buyers, as reported by the London Metals Exchange for the fiscal years indicated.

	Year Ended September 30,					Six Months Ended March 31,
	2000	2001	2002	2003	2004	2005
Average nickel price	$3.98	$2.96	$3.12	$3.76	$6.02	$7.34

        Since most of the Company's products are produced pursuant to specific orders, the Company purchases materials against known production schedules. The materials are purchased from several different suppliers through consignment arrangements, annual contracts and spot purchases and involve a variety of pricing mechanisms. Because the Company maintains a policy of pricing its products at the time of order placement, the Company attempts to establish selling prices with reference to known costs of materials thereby reducing the risk associated with changes in the cost of raw materials.

However to the extent that the price of nickel rises rapidly, there may be a negative effect on our gross profit margins. Please see "Risk Factors."

        Effective October 1, 2003, the Company changed its inventory costing method for domestic inventories from the LIFO method to the FIFO method. Management of the Company believes that the FIFO method is preferable to LIFO because (i) FIFO inventory values presented in the Company's balance sheet will more closely approximate the current value of inventory., (ii) costs of sales are still appropriately charged in the period of the related sales, and (iii) the change to FIFO method for domestic inventories results in the Company using a uniform method of inventory valuation globally. Although management believes that FIFO is preferable to LIFO for the reasons stated, the use of FIFO during a period of rapidly rising or falling commodity prices can result in an imprecise matching of revenues and expenses in the short-term.

Research and Technical Support

        The Company's technology facilities are located at the Kokomo headquarters and consist of 19,000 square feet of offices and laboratories, as well as an additional 90,000 square feet of paved storage area. The Company has seven fully equipped technology testing laboratories, including a mechanical test lab, a metallographic lab, an electron microscopy lab, a corrosion lab, a high temperature lab, and a welding lab. These facilities also contain a reduced scale, fully equipped melt shop and process lab. As of September 30, 2004, the technology, engineering and technological testing staff consisted of 32 persons, 13 of whom have engineering or science degrees, including six with doctoral degrees, with the majority of degrees in the field of metallurgical engineering.

        Research and technical support costs primarily relate to efforts to develop new proprietary alloys and in the development of new applications for already existing alloys. The Company spent approximately $3.7 million, $2.7 million and $2.5 million for research and technical support activities for fiscal 2002, 2003 and 2004, respectively.

        During 2004, research and development projects were focused on new alloy development, new product form development, and new alloy concept validation, all relating to products for the aerospace, land based gas turbine, chemical process, and the oil and gas industries. In addition, significant projects were conducted to generate technical data in support of major market application opportunities in areas such as solid oxide fuel cells, biotechnology, chemical processing and power generation.

        Please see "Our Business—Patents and Trademarks" for additional information.

Competition

        The high-performance alloy market is a highly competitive market in which eight to ten producers participate in various product forms. The Company's primary competitors include Special Metals Corporation, Allegheny Technologies, Inc., and Krupp VDM GmbH, a subsidiary of Thyssen Krupp Stainless. The Company faces strong competition from domestic and foreign manufacturers of both the Company's high-performance alloys and other competing metals. The Company may face additional competition in the future to the extent new materials are developed, such as plastics or ceramics, that may be substituted for the Company's products. Some of the Company's current competitors have, and future competitors may have, greater financial resources than the Company. It is possible that the Company may not be able to compete effectively in the future or that competition may significantly depress the price of its products in the future. The Company also believes that it will face increased competition from non-U.S. entities in the next five to ten years, especially from competitors located in Eastern Europe and Asia, with respect to the manufacture of high-performance alloys. Additionally, in recent years the Company has benefited from a weak U.S. dollar, which makes the goods of foreign competitors more expensive to import into the U.S. In the event that the U.S. dollar strengthens, we may face increased competition from foreign competitors.

Employees

        As of March 31, 2005 we employed approximately 1,012 full-time employees worldwide. All eligible hourly employees at the Kokomo plant and the Lebanon, Indiana service and sales center (approximately 483 in the aggregate) are covered by a collective bargaining agreement. As part of negotiations with the United Steelworkers of America related to our emergence from bankruptcy, the collective bargaining agreement has been extended until June 2007. Even though the collective bargaining agreement has been extended, it is still possible that union or labor disputes may disrupt the manufacturing process.

Environmental Matters

        The Company's facilities and operations are subject to certain foreign, federal, state and local laws and regulations relating to the protection of human health and the environment, including those governing the discharge of pollutants into the environment and the storage, handling, use, treatment and disposal of hazardous substances and wastes. Violations of these laws and regulations can result in the imposition of substantial penalties and can require facilities improvements. In addition, the Company may be required in the future to comply with additional regulations pertaining to the emission of hazardous air pollutants under the Clean Air Act. However, since these regulations have not been proposed or promulgated, the Company cannot predict the cost, if any, associated with compliance with such regulations. Expenses related to environmental compliance were approximately $1.3 million for fiscal 2004 and are expected to be approximately $1.6 million for fiscal 2005. Although there can be no assurance, based upon current information available to the Company, the Company does not expect that costs of environmental contingencies, individually or in the aggregate, will have a material adverse effect on the Company's financial condition, results of operations or liquidity.

        The Company's facilities are subject to periodic inspection by various regulatory authorities, who from time to time have issued findings of violations of governing laws, regulations and permits. In the past five years, the Company has paid administrative fines, none of which has had a material effect on the Company's financial condition, for alleged violations relating to environmental matters, including the handling and storage of hazardous wastes, requirements relating to Title V Air Permit, requirements relating to the handling of polychlorinated biphenyls and violations of record keeping and notification requirements relating to industrial waste water discharge. Capital expenditures of approximately $400,000 have been made for air pollution control improvements during fiscal 2004 with another $624,000 planned for 2005.

        The Company has received permits from the Indiana Department of Environmental Management, and the U.S. Environmental Protection Agency, or EPA, to close and to provide post-closure monitoring and care for certain areas at the Kokomo facility used for the storage and disposal of wastes, some of which are classified as hazardous under applicable regulations. Construction was completed in May 1994 and closure certification was received in fiscal 1999 for one area. The Company has an application pending for approval of closure and post-closure care for a second area. The Company is required to monitor groundwater and to continue post-closure maintenance of the former disposal areas. The Company is aware of elevated levels of certain contaminants in the groundwater. If it is determined that the disposal areas have impacted the groundwater underlying the Kokomo facility, additional corrective action by the Company could be required. The Company is unable to estimate the costs of such action, if any. There can be no assurance, however, that the costs of future corrective action would not have a material effect on the Company's financial condition, results of operations or liquidity. Additionally, it is possible that the Company could be required to undertake other corrective action commitments for any other solid waste management unit existing and determined to exist at the facility.

        As a condition of the post-closure permits, the Company must provide and maintain assurances to IDEM and EPA of the Company's capability to satisfy closure and post-closure groundwater monitoring requirements, including possible future corrective action as necessary. The Company provides these required assurances through a statutory financial assurance test as provided by Indiana law. Additionally, the Company is also required to provide assurances to the North Carolina Department of Environment and Natural Resources and the EPA of the Company's ability to satisfy closure and post-closure monitoring requirements, including possible future corrective actions, due to a closed surface installation at the plant that the Company acquired from The Branford Wire and Manufacturing Company in North Carolina. These assurances are provided through letters of credit.

        The Company may also incur liability for alleged environmental damages associated with the off-site transportation and disposal of hazardous substances. The Company's operations generate hazardous substances, and, while a large percentage of these substances are reclaimed or recycled, the Company also accumulates hazardous substances at each of its facilities for subsequent transportation and disposal off-site by third parties. Generators of hazardous substances which are transported to disposal sites where environmental problems are alleged to exist are subject to claims under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, or CERCLA, and state counterparts. CERCLA imposes strict, joint and several liabilities for investigatory and cleanup costs upon hazardous substance generators, site owners and operators and other potentially responsible parties. The Company may have generated hazardous substances disposed of at other sites potentially subject to CERCLA or equivalent state law remedial action. Thus, there can be no assurance that the Company will not be named as a potentially responsible party at sites in the future or that the costs associated with those sites would not have a material adverse effect on the Company's financial condition, results of operations of liquidity.

Properties

        The owned and leased facilities of the Company and its subsidiaries, and the products and services provided at each facility, are as follows:

    Owned Facilities
    Arcadia, Louisiana—manufactures and sells welded and seamless tubular goods
    Kokomo, Indiana—manufactures and sells all product forms, other than tubular goods
    Openshaw, England(1)—stocks and sells all product forms
    Mountain Home, North Carolina—manufactures and sells stainless and nickel alloy wire
    Zurich, Switzerland(1)—stocks and sells all product forms

    Leased Facilities(1)
    La Mirada, California—stocks and sells all product forms
    Houston, Texas—stocks and sells all product forms
    Lebanon, Indiana—stocks and sells all product forms
    Milan, Italy—stocks and sells all product forms
    Paris, France—stocks and sells all product forms
    Singapore—sells all product forms
    Shanghai, China—scheduled to open in fiscal 2005, will stock and sell all product forms
    Windsor, Connecticut—stocks and sells all product forms

(1)
Service and Sales Centers

        The Kokomo plant, the primary production facility, is located on approximately 180 acres of industrial property and includes over 1.0 million square feet of building space. There are three sites consisting of (1) a headquarters and research laboratory; (2) primary and secondary melting, annealing furnaces, forge press and several smaller hot mills; and (3) the four-high breakdown mill and sheet product cold working equipment, including two cold strip mills. All alloys and product forms other than tubular goods are produced in Kokomo.

        The Arcadia plant is located on approximately 42 acres of land, and includes 135,000 square feet of buildings on a single site. Arcadia uses feedstock produced in Kokomo to fabricate welded and seamless superalloy pipe and tubing and purchases extruded tube hollows to produce seamless titanium tubing. Manufacturing processes at Arcadia require cold pilger mills, weld mills, draw benches, annealing furnaces and pickling facilities.

        The Mountain Home plant is located on approximately 29 acres of land, and includes approximately 100,000 square feet of building space. The Mountain Home facility is primarily used to manufacture finished specialty stainless, nickel and a limited amount of cobalt alloy wire products. A limited amount of warehousing is also done at this facility.

        The owned facilities located in the U.S. are subject to a mortgage which secures the Company's obligations under the Company's Loan and Security Agreement with Congress Financial Corporation (Central). See Management's Discussion and Analysis of Financial Condition and Results of Operations and note 9 to the consolidated financial statements included elsewhere in this prospectus for more information regarding the Company's credit facility with Congress.

        The Openshaw plant, located near Manchester, England, consisted of approximately 15 acres of land and over 200,000 square feet of buildings on a single site. The Company has closed the manufacturing portion of the Openshaw plant and is sourcing the required bar product for customers from external vendors. This closure did not have a material effect on the overall revenue of the U.K. operation or the overall operation of the Company and the Company's financial position. In April 2005, the Company sold eight acres of the Openshaw site for $2.1 million, but retained ownership of the buildings. It is anticipated that the Company will continue to own and operate the balance of the land and the buildings.

        All service and sales center warehouses are single site locations and are less than 100,000 square feet.

        The Company believes that its existing facilities will provide sufficient capacity for current and future demand.

Legal Proceedings

        On March 29, 2004, the Company and its U.S. subsidiaries and U.S. affiliates as of that date filed voluntary petitions for reorganization relief under Chapter 11 of the U.S. Bankruptcy Code. The Company filed for relief under Chapter 11 for a variety of reasons. The plan of reorganization was confirmed by the Bankruptcy Court on August 16, 2004 and became effective in accordance with its terms on the August 31, 2004. The plan of reorganization provided for the treatment of all prepetition claims and liabilities. See "The Reorganization" for a further discussion of the plan of reorganization and the Company's reorganization.

        The Company is regularly involved in routine litigation, both as a plaintiff and as a defendant, relating to its business and operations, and in federal and/or state EEOC administrative actions. In addition, the Company is subject to extensive federal, state and local laws and regulations. While the Company's policies and practices are designed to ensure compliance with all laws and regulations, future developments and increasingly stringent regulations could require the Company to make additional unforeseen expenditures for these matters.

        The Company is also routinely involved in litigation and/or administrative actions relating to environmental matters. Please see "Our Business—Environmental Matters" for further information. Currently, the Company is a defendant in five lawsuits (one of which is a class action) alleging that the

Company's welding-related products harmed the users of such products through the inhalation of welding fumes containing manganese. The Company estimates that its products represent less than 0.01% of the total volume of such products. The Company believes that it has insurance coverage for these cases and intends to defend them vigorously.

        Although the level of future expenditures for legal matters cannot be determined with any degree of certainty, based on the facts presently known, management does not believe that such expenditures will have a material effect on the Company's financial position, results of operations or liquidity.

MANAGEMENT

Directors and Executive Officers

        The following table sets forth certain information concerning the persons who served as the directors and executive officers of the Company as of June 30, 2005. Except as indicated in the following paragraphs, the principal occupations of these persons have not changed during the past five years.

Name	Age	Position with the Company
Francis J. Petro	65	President and Chief Executive Officer; Director
John C. Corey	57	Chairman of the Board; Director
Timothy J. McCarthy	64	Director
Donald C. Campion	56	Director
Paul J. Bohan	60	Director
Ronald W. Zabel	61	Director
William P. Wall	42	Director
Marcel Martin	55	Vice President, Finance; Chief Financial Officer; Treasurer
Michael F. Rothman	58	Vice President
Charles J. Sponaugle	56	Vice President, Business Planning
August A. Cijan	49	Vice President, Operations
Daniel W. Maudlin	39	Controller, Chief Accounting Officer
Robert I. Hanson	61	General Manager, Arcadia Tubular Products
James A. Laird	53	Vice President, International Sales & Marketing
Jean C. Neel	45	Vice President, Corporate Affairs
Gregory M. Spalding	48	Vice President, Sales—North America
Scott R. Pinkham	37	Vice President, Manufacturing Planning

        Mr. Petro was elected President and Chief Executive Officer and a director of the Company in January 1999. From 1995 to the time he joined Haynes, Mr. Petro was President and Chief Executive Officer of Inco Alloys International, a company owned by The International Nickel Company Of Canada. Mr. Petro is also a director of Algoma Steel, Inc.

        Mr. Corey has been a director and the Chairman of the Board since the consummation of the Company's Chapter 11 reorganization on August 31, 2004. Mr. Corey also serves as a member of the Corporate Governance Committee of the Board. He is the President, Chief Executive Officer, and a director of Safety Component International, Inc., a manufacturer of automotive airbags. Before becoming President and Chief Executive Officer of Safety Components International in October 2000, he served as President and Chief Operating Officer. He is also a Director of Stoneridge, Inc.

        Mr. McCarthy has been a director since the consummation of the Company's Chapter 11 reorganization on August 31, 2004. Mr. McCarthy also serves as the Chairman of the Compensation Committee and as a member of the Audit Committee of the Board. He is the President and Chief Executive Officer of C.E. Minerals, an industrial mineral business.

        Mr. Campion has been a director since the consummation of the Company's Chapter 11 reorganization on August 31, 2004. Mr. Campion also serves as the Chairman of the Audit Committee and as a member of the Compensation Committee of the Board. From January 2003 until July 2004, Mr. Campion served as Chief Financial Officer of Verifone, Inc. Mr. Campion previously served as Chief Financial Officer of several companies, including Special Devices, Inc., Cambridge, Inc., Oxford Automotive, Inc., and Delco Electronics Corporation. He has had experience with implementation of internal controls and Sarbanes-Oxley 404 compliance.

        Mr. Bohan has been a director since the consummation of the Company's Chapter 11 reorganization on August 31, 2004. Mr. Bohan also serves as the Chairman of the Corporate Governance Committee of the Board. He retired as a Managing Director of Citigroup in February 2001. Mr. Bohan currently serves on the Board of Directors of Arena Brands, Inc.; Revlon, Inc.; and the New York Police and Fire Widows' and Children's Benefit Fund.

        Mr. Zabel has been a director since the consummation of the Company's Chapter 11 reorganization on August 31, 2004. Mr. Zabel also serves as a member of the Compensation Committee of the Board. He is the President of the Springs Window Fashions division of Springs Industries.

        Mr. Wall has been a director since the consummation of the Company's Chapter 11 reorganization on August 31, 2004. Mr. Wall also serves on the Audit and Corporate Governance Committees of the Board. From July 2003 through April 2005, Mr. Wall served as a Partner in Andover Capital. Prior to that, he served as a Managing Director of Fidelity Capital Investors.

        Mr. Martin was elected Vice President, Finance, Chief Financial Officer and Treasurer on July 1, 2004, after having served as Controller and Chief Accounting Officer of the Company since October 2000. From 1996 to 2000 Mr. Martin was Vice President of Finance and Chief Financial Officer of Duferco Farrell Corporation.

        Mr. Rothman has served as Vice President, Engineering and Technology of the Company since October 1995. As of March 3, 2005, Mr. Rothman became Vice President, reporting to the Chief Executive Officer for special assignments. Please see "Management—Separation Agreement with the Company's Vice President of Engineering and Technology."

        Mr. Sponaugle has served as Vice President, Business Planning of the Company since 2000, after having served as Vice President, Sales since June 1998.

        Mr. Cijan has served as Vice President, Operations of the Company since April 1996.

        Mr. Maudlin has served as Controller and Chief Accounting Officer effective as of September 20, 2004. Prior to his employment with the Company, Mr. Maudlin was corporate controller at Jordan Specialty Plastics, Inc. from April, 2001. Prior to that, he served as Group Controller for Heritage Environmental Services, Inc. from May 1991 through April 2001. Mr. Maudlin is a licensed CPA in the state of Indiana.

        Mr. Hanson has served as General Manager, Arcadia Tubular Products Facility of the Company since November 1994.

        Mr. Laird has served as Vice President, International Sales & Marketing of the Company since July 2000, after having served in various sales and marketing positions with the Company since 1983.

        Ms. Neel has served as Vice President, Corporate Affairs of the Company in April 2000, after having served as Director, Corporate Affairs since joining the Company in July 1999.

        Mr. Spalding has served as Vice President, Sales—North America since he joined Haynes in July 1999.

        Mr. Pinkham has served as Vice President, Manufacturing Planning since March 2004, after having served in various manufacturing and production capacities with the Company prior to that date.

        The Company's by-laws authorize the board of directors to designate the number of directors to be not less than three nor more than nine. Upon emergence from Chapter 11 bankruptcy, the number of directors was set at seven. Directors of the Company serve until their successors are duly elected and qualified or until their earlier resignation or removal. Officers of the Company serve at the discretion of the board of directors, subject, in the case of Mr. Petro, to the terms of his employment contract.

        The Board of Directors has established an Audit Committee, a Compensation Committee and a Corporate Governance Committee. The Audit Committee is responsible for retaining, reviewing and dismissing the independent auditors, reviewing, in connection with the independent auditors, the audit plan, the adequacy of internal controls, the audit report and management letter, and undertaking such other incidental functions as the board may authorize. The Audit Committee is also responsible for reviewing and approving conflict of interest transactions for the Company. The Board of Directors has determined that Mr. Campion is an audit committee financial expert (as defined by Item 401(h) of Regulation S-K). The Compensation Committee is responsible for administering the stock option plans, determining executive compensation policies and administering compensation plans and salary programs, including performing an annual review of the total compensation and recommended adjustments for all executive officers. The Corporate Governance Committee is responsible for assisting the board by overseeing the performance and composition of the board to ensure effective governance. Except for Mr. Petro, all of the members of the board of directors, including all of the members of the Audit Committee, the Compensation Committee and the Corporate Governance Committee, meet the criteria for independence set forth in Rule 10A-3(b)(1) of the Securities Exchange Act of 1934, as amended.

Executive Compensation

        The following summary compensation table sets forth certain information concerning total compensation paid by the Company during its last three completed fiscal years to (i) its Chief Executive Officer during the last completed fiscal year, (ii) each of the Company's four other most highly compensated executive officers, who served as executive officers as of September 30, 2004, and (iii) one individual who would have been one of such executive officers if he had been employed by the Company on September 30, 2004.

Summary Compensation Table

		Annual Compensation(1)					Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary $	Bonus $		Other Annual Compensation(2) $		Securities Underlying Options
Francis J. Petro President & Chief Executive Officer	2004 2003 2002	$473,077 422,404 440,000	$0 264,000 115,500		$28,084 10,605 9,245		200,000 — —	(3)
August A. Cijan Vice President, Operations	2004 2003 2002	$178,051 157,687 167,000	$0 63,000 21,000		$4,171 4,158 2,173		100,000 — —	(3)
Marcel Martin Vice President, Finance & Chief Financial Officer	2004 2003 2002	$163,992 146,356 129,583	$0 30,000 22,375		$3,678 3,654 3,396		100,000 — —	(3)
Charles J. Sponaugle Vice President, Business Planning & Information Technology	2004 2003 2002	$162,000 152,965 155,333	$0 30,000 13,475		$3,866 2,915 2,149		50,000 — —	(3)
Michael F. Rothman(4) Vice President, Engineering & Technology	2004 2003 2002	$160,000 151,077 151,667	$0 45,000 16,000		$4,003 3,953 3,501		50,000 — —	(3)
Calvin S. McKay(5) Vice President, Finance and Chief Financial Officer	2004 2003 2002	$176,923 212,452 163,044	$100,000 101,250 —	(6)	$129,262 133,070 11,341	(7)	— — 40,000

(1)
Additional compensation in the form of perquisites was paid to certain of the named officers in the periods presented; however, the amount of such compensation was less than the level required for reporting.

(2)
Premium payments to the group term life insurance plan, gainsharing payments and relocation reimbursements which were made by the Company, 401(k) match, deferred compensation match and split dollar life premiums.

(3)
Pursuant to the Company's plan of reorganization, all options granted to the Chief Executive Officer and the other named executive officers prior to August 31, 2004 were cancelled. The options set forth in the table were granted on August 31, 2004 pursuant to the plan of reorganization.

(4)
Effective September 30, 2005, Mr. Rothman's employment with the Company will cease. Please see "Management—Separation Agreement with the Company's Vice President of Engineering and Technology" for details on the terms of Mr. Rothman's departure.

(5)
Mr. McKay left the Company effective July 1, 2004. Please see "Management—Separation Agreement with the Company's Former Chief Financial Officer" for details on the terms of Mr. McKay's departure.

(6)
Represents amounts paid to Mr. McKay with respect to a signing bonus which vested upon the one-year anniversary of his employment.

(7)
Represents amounts paid to Mr. McKay with respect to the termination of his employment. Please see "Management—Separation Agreement with the Company's Former Chief Financial Officer" for details on the terms of Mr. McKay's departure.

Director Compensation

        As of September 30, 2004, the non-management members of the Board of Directors of the Company received a $30,000 per year stipend related to their Board of Directors duties and responsibilities, and $1,000 per meeting. Additionally, there is a $15,000 annual stipend for serving as Chairman of the Board, a $10,000 annual stipend for serving as the chairman of the Audit Committee, and a $5,000 annual stipend for serving as chairman of any other committee of the Board. Directors are reimbursed by the Company for their out-of-pocket expenses incurred in attending meetings of the Board of Directors. In addition, each non-employee director was granted a non-qualified stock option to purchase 15,000 shares of the Company's common stock at a price of $12.80 per share under the Stock Option Plan.

Compensation Committee Interlocks and Insider Participation

        The members of the Compensation Committee as of September 30, 2004 were Timothy J. McCarthy, Ronald W. Zabel and Donald C. Campion. None of the members of the Compensation Committee are now serving or previously have served as employees or officers of the Company or any subsidiary, and none of the Company's executive officers serve as directors of, or in any compensation related capacity for, companies with which members of the Compensation Committee are affiliated.

Stock Option Plan

        The Company has adopted a stock option plan (the "Option Plan") for certain key management employees and non-employee directors pursuant to the terms set forth in the Company's plan of reorganization. The Option Plan authorizes the granting of non-qualified stock options to certain key employees and non-employee directors of the Company for the purchase of a maximum of 1,000,000 shares of the Company's common stock. Participants will receive an initial grant of 10-year stock options, which will vest at 33 1/3% per year over three years. The strike price for the initial grant of options is $12.80 per share. As of September 30, 2004, options to purchase 940,000 shares of the Company's common stock were outstanding under the Option Plan and options covering 60,000 shares of the Company's common stock were available for future grants.

        Unvested options will become fully vested upon the occurrence of certain acceleration events, including the death or disability (as defined in the Option Plan) of the participant. Additionally, the Compensation Committee of the Board may have the right, under certain circumstances to accelerate the vesting of options upon the occurrence of a change in control of the Company. If a participant in the Option Plan ceases to be an employee of the Company due to a termination for cause (as defined in the Option Plan), or if such participant terminates his or her employment with the Company without good reason (as defined in the Option Plan), all stock options previously granted to such participant, whether or not vested, will be cancelled and will not be exercisable. If a participant ceases to be an employee of the Company for any reason other than for cause or for good reason, the vested portion of all options granted to such participant will remain exercisable for a period of six months and the remaining options are forfeited.

        The Company has also entered into Termination Benefits Agreements with its executive officers, other than the President and Chief Executive Officer, which contain provisions relating to the vesting of stock options granted to these executive officers in certain circumstances. Please see "Management—Termination Benefits Agreements" for additional information on these provisions. Additionally, the Company has entered into an Employment Agreement with Francis J. Petro, its President and Chief Executive Officer, which also contains provisions relating to the vesting of stock options granted to Mr. Petro in certain circumstances. Please see "Management—Employment Agreement with President and Chief Executive Officer" for more information on these provisions.

        The following table sets forth certain information with respect to stock options granted to the persons named in the Summary Compensation Table. No one named in this table exercised stock options in fiscal 2004.

Option Grants in Last Fiscal Year

	Individual Grants
Name	Number of Securities Underlying Options Granted(1)	% of Total Options Granted to Employees in Fiscal Year	Exercise Price ($/Sh)	Expiration Date	Grant Date Present Value(2)
Francis J. Petro	200,000	21.28%	$12.80	August 31, 2014	$1,624,800
August A. Cijan	100,000	10.64%	$12.80	August 31, 2014	812,400
Marcel Martin	100,000	10.64%	$12.80	August 31, 2014	812,400
Charles J. Sponaugle	50,000	5.32%	$12.80	August 31, 2014	406,200
Michael F. Rothman	50,000	5.32%	$12.80	August 31, 2014	406,200
Calvin McKay	None	N/A	N/A	N/A	N/A

(1)
One-third of the options issued to the persons named vest per year over the next three years. Vesting may be accelerated under certain circumstances, including a change in control, as described below.

(2)
Grant-date valuation method uses the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk free interest rate of 2.74%, expected volatilities assumed to be 70% and expected lives of 3 years.

Termination Benefits Agreements

        The Company has entered into Termination Benefits Agreements with the executive officers of the Company, other than Mr. Petro, the Chief Executive Officer. The Termination Benefits Agreements provide for an initial term expiring September 30, 2007, subject to two-year automatic extensions (unless terminated by the Company or the eligible employee at least 60 days prior to the renewal date). Generally, a Change in Control occurs for purposes of the Termination Benefits Agreements upon the acquisition by any person, other than certain existing shareholders, of a majority of the combined voting power of the outstanding securities of the Company or upon the merger, consolidation, sale of all or substantially all of the assets or liquidation of the Company.

        The Termination Benefits Agreements provide that if an eligible employee's employment with the Company is terminated within twelve months following a Change in Control by reason of such eligible employee's disability, retirement or death, the Company will pay the eligible employee (or his estate) his Base Salary (as defined in the Termination Benefits Agreement) plus any bonuses or incentive compensation earned or payable as of the date of termination including a Severance Bonus (as defined in the Termination Benefits Agreement). In the event that the eligible employee's employment is terminated by the Company for Cause within the twelve month period, the Company is obligated only to pay the eligible employee his Base Salary and any other accrued but unpaid compensation through the date of termination. In addition, if within the twelve month period the eligible employee's employment is terminated by the eligible employee or the Company (other than for cause or due to disability, retirement or death), the Company must (among other things) (i) pay to the eligible employee such eligible employee's full Base Salary and any bonuses or incentive compensation earned or payable as of the date of termination including the Severance Bonus; (ii) pay the eligible employee such eligible employee's Base Salary that would be payable over the 12 months following the date of termination; and (iii) continue to provide life insurance and medical and hospital benefits to the eligible employee for up to 12 months following the date of termination As a condition to receipt of severance payments and benefits, the Termination Benefits Agreements require that eligible employees execute a release of all claims.

        Pursuant to the Termination Benefits Agreements, each eligible employee agrees that during his employment with the Company and for an additional one year following the termination of the eligible employee's employment with the Company, the eligible employee will not, directly or indirectly, engage in any business in competition with the business of the Company or solicit any customer or employee of the Company.

Employment Agreement with the Company's President and Chief Executive Officer

        The Company has entered into an Employment Agreement with its President and Chief Executive Officer, Francis J. Petro, which was entered into August 31, 2004, in connection with the Company's reorganization, and will terminate on September 30, 2007, unless renewed by a subsequent agreement of the parties. Pursuant to this Employment Agreement, Mr. Petro's base salary is $480,000 per year, with bonus targets to be determined by the Board of Directors annually prior to or at the commencement of the applicable fiscal year. This compensation is identical to the compensation being paid to Mr. Petro prior to the reorganization.

        If Mr. Petro's employment is terminated by reason of the expiration of the employment term, Mr. Petro will be entitled to (i) any earned but unpaid base salary and bonuses and reimbursement of business expenses; and (ii) the benefits that he has been granted under the Supplemental Executive Retirement Plan of the Company. In addition, any unvested stock options held by Mr. Petro at the time of the expiration of his employment term will terminate immediately and any vested options will remain exercisable for 90 days following termination or until the option expires, whichever is less.

        If Mr. Petro's employment is terminated by the Company for "cause" or he resigns for "good reason," Mr. Petro will be entitled to (i) any earned but unpaid base salary and bonuses and reimbursement of business expenses; and (ii) the benefits that he has been granted under the Supplemental Executive Retirement Plan of the Company. In addition, (i) if Mr. Petro's termination is for "cause," any vested and unvested stock options will terminate immediately; and (ii) if his termination is for "good reason," any unvested stock options will terminate immediately and any vested options will remain exercisable for 30 days following termination or until the option expires, whichever is less.

        If Mr. Petro's employment is terminated by the Company without "cause" or by Mr. Petro for "good reason," Mr. Petro will be entitled to (i) any earned but unpaid base salary and bonuses and reimbursement of business expenses; (ii) two times his annual base salary; (iii) two times his average bonus for the two fiscal years preceding his termination; (iv) continuation of certain health and welfare benefits for two years following termination or until comparable benefits are obtained from a new employer, whichever is less; and (v) the benefits that he has been granted under the Supplemental Executive Retirement Plan of the Company. In addition, any unvested stock options will vest immediately and all options held by Mr. Petro will remain exercisable for one year following termination or until the option expires, whichever is less.

        If Mr. Petro's employment is terminated by reason of his death, disability or retirement, Mr. Petro will be entitled to (i) any earned but unpaid base salary and bonuses and reimbursement of business expenses; and (ii) the benefits that he has been granted under the Supplemental Executive Retirement Plan of the Company. In addition, any unvested stock options will vest immediately and all options held by Mr. Petro will remain exercisable for one year in the event of death or disability and six months in the event of retirement or until the option expires, whichever is less.

        Mr. Petro is subject to a confidentiality restriction during his employment and thereafter, and to non-compete and non-solicitation restrictions during his employment and for two years following termination.

Separation Agreement with the Company's Former Chief Financial Officer

        The Company entered into a Separation Agreement with its former Chief Financial Officer, Calvin S. McKay, which was effective as of July 1, 2004, in connection with the Severance Agreement entered into between the Company and Mr. McKay on February 26, 2004 and the employment offer letter dated December 21, 2001. Pursuant to the Separation Agreement, Mr. McKay has resigned his position as an officer and member of the Board of Directors of the Company and is no longer entitled to compensation or benefits as either. The Separation Agreement alone governs the continuing contractual relationship between the Company and Mr. McKay, and it supersedes all prior agreements.

        Pursuant to the Separation Agreement, Mr. McKay is entitled to (i) payment of accrued but unpaid base salary and fees as a member of the Board and reimbursement of proper business expenses and expenses incurred in connection with his position as a member of the Board, in each case, in accordance with Company policy; (ii) subject to certain restrictions, continued medical, hospitalization and basic life insurance coverage for a period ending on June 30, 2005 or such earlier date as Mr. McKay obtains comparable medical, hospitalization or life insurance coverage (as the case may be) from any other employer; (iii) subject to certain restrictions, a cash payment equal to (A) one year of the Employee's base salary as in effect immediately prior to July 1, 2004, plus (B) Mr. McKay's bonus for fiscal year 2004 under the management incentive plan; and (iv) subject to certain restrictions, a payment of twelve thousand dollars ($12,000) (net of taxes, if applicable), such amount to be used at Mr. McKay's discretion for outplacement career counseling and job search costs. Mr. McKay shall also have the right to receive all compensation that he is entitled to receive under any benefit plans of the Company to the extent he is fully vested as of July 1, 2004 pursuant to the terms and conditions of such employee benefit plans.

        As a condition of Mr. McKay's entitlement to the benefits listed in (ii)-(iv) above, Mr. McKay executed on July 31, 2004 a release of all claims against the Company.

        Mr. McKay is subject to a confidentiality restriction that continues indefinitely, and to non-compete and non-solicitation restrictions that continue until July 1, 2005. Mr. McKay may own stock in publicly traded companies without violating these agreements, provided that (i) the investment is passive, (ii) Mr. McKay has no other involvement with the issuer, (iii) Mr. McKay's interest is less than five percent of the shares of the issuer, and (iv) Mr. McKay makes full disclosure to the Company of the ownership at the time Mr. McKay acquires the stock. Both Mr. McKay and the Company are subject to a non-disparagement agreement that continues indefinitely.

Separation Agreement with the Company's Vice President of Engineering and Technology

        On February 23, 2005, the Company entered into a Separation Agreement and General Release with its former Vice President of Engineering and Technology, Michael Rothman, which is to become effective on September 30, 2005. Pursuant to the Separation Agreement, Mr. Rothman has agreed to continue to serve at the will of the Company as Vice President and will report to the Chief Executive Officer for special assignments until September 30, 2005, at which time Mr. Rothman's employment with the Company will cease.

        Pursuant to the Separation Agreement, Mr. Rothman is entitled to (i) the payment of accrued but unpaid base salary, vacation and approved expenses through September 30, 2005; (ii) a cash payment equal to seven months of the base salary, less applicable taxes; and (iii) the payment of a bonus for fiscal year 2005 under the Management Incentive Plan. As a condition to his receipt of these payments, Mr. Rothman must execute a release of claims against the Company.

        Mr. Rothman is subject to a confidentiality restriction that continues indefinitely, and to non-compete and non-solicitation provisions that continue until September 1, 2006. Mr. Rothman may own stock in publicly traded companies without violating these agreements, provided that (i) the investment is passive, (ii) Mr. Rothman has no other involvement with the issuer, (iii) Mr. Rothman's interest is less than five percent of the shares of the issuer, and (iv) Mr. Rothman makes full disclosure to the Company of the ownership at the time Mr. Rothman acquires the stock. Both Mr. Rothman and the Company are subject to a non-disparagement agreement that continues indefinitely.

Supplemental Executive Retirement Plan

        Effective as of January 1, 2002, the Company adopted its Supplemental Executive Retirement Plan, which provides benefits to a select group of management and highly compensated employees as selected by the Compensation Committee of the Company upon the termination of employment or death of such employee. The benefits to be received by each participant are defined in plan agreements between the Company and the individual participants. Currently, Francis J. Petro, the Company's President and Chief Executive Officer, is the only participant in the Supplemental Executive Retirement Plan. Pursuant to Mr. Petro's Plan Agreement, Mr. Petro's benefit under the Supplemental Executive Retirement Plan is equal to 3% of the product of his years of service and his average compensation, reduced by the value of benefits to which Mr. Petro may be entitled under the Company's Pension Plan. The benefit will be paid in an actuarial equivalent lump sum payment at retirement as previously elected by Mr. Petro.

U.S. Pension Plan

        The Company maintains a defined benefit pension plan for the benefit of eligible domestic employees designated as the Haynes International, Inc. Pension Plan. The pension plan is qualified under Section 401 of the Internal Revenue Code, permitting the Company to deduct for federal income tax purposes all amounts contributed by it to the pension plan pursuant to funding requirements. The Company's reorganization did not change the terms of the pension plan.

        Under the pension plan, all Company employees (except those employed pursuant to a written agreement which provides that the employee shall not be eligible to participate, temporary or seasonal employees, or any employees employed in a job category that includes no pension benefits) are eligible to participate in the plan. Participants are eligible to receive an unreduced pension annuity upon the first to occur of (i) reaching age 65, (ii) reaching age 62 and completing ten years of benefit service, or (iii) completing 30 years of benefit service. The final option is available only for union employees hired before June 11, 1999 or for salaried employees who were plan participants in the pension plan on March 31, 1987.

        For salaried employees who retire on or after July 2, 2002 under option (i) or (ii) above, and for union employees hired on or after July 3, 1988 who retire on or after July 2, 2002 under option (i), (ii), or (iii) above, the normal monthly pension benefit provided under the pension plan is the greater of (i) 1.4% of the employee's average monthly earnings multiplied by years of benefit service, plus an additional 0.5% of the employee's average monthly earnings, if any, in excess of Social Security covered compensation multiplied by years of benefit service up to 35 years, or (ii) the employee's accrued benefits as of September 30, 2002. For salaried employees who retire on or after July 2, 2002 under option (iii) above (with 30 years of benefit service), the normal monthly pension provided under the pension plan is equal to one of the following as elected by the participant: (i) the accrued benefit as of March 31, 1987 plus any supplemental retirement benefit payable to age 62, (ii) the accrued benefit as of March 31, 1987 plus any supplemental retirement benefit payable to any age elected by the participant (prior to 62) and thereafter the actuarial equivalent of the benefit payable for retirement under options (i) and (ii) above, or (iii) if the participant is at least age 55, the actuarial equivalent of the benefit payable for retirement under options (i) and (ii) above.

        There are provisions for delayed retirement, early retirement benefits, disability retirement, death benefits, optional methods of benefits payments, payments to an employee who leaves after five or more years of service, and payments to an employee's surviving spouse. Participants' interests are vested and they are eligible to receive pension benefits after completing five years of service. However, all participants as of October 1, 2001, became 100% vested in their benefits on that date. Vested benefits are generally paid beginning at or after age 55.

        The following table sets forth the range of estimated annual benefits payable upon retirement for graduated levels of average annual earnings and years of service for employees under the pension plan, based on retirement at age 65 in 2004 on or after October 31, 2005. The maximum annual salary permitted for 2005 under Section 401(a)(17) of the Code is $210,000. The maximum annual benefit permitted for 2005 under Section 415(b) of the Code is $170,000.

	Years of Service
Average Annual Remuneration
	15	20	25	30	35
$100,000	$25,029	$33,372	$41,715	$50,057	$58,400
$150,000	39,279	52,372	65,465	78,557	91,650
$200,000	53,529	71,372	89,215	107,057	124,900
$250,000	54,954	73,272	91,590	109,907	128,225
$300,000	54,954	73,272	91,590	109,907	128,225
$350,000	54,954	73,272	91,590	109,907	128,225
$400,000	54,954	73,272	91,590	109,907	128,225
$450,000	54,954	73,272	91,590	109,907	128,225

        The estimated credited years of service of each of the individuals named in the Summary Compensation Table as of September 30, 2004 are as follows:

	Credited Service
Francis J. Petro	5
August A. Cijan	11
Marcel Martin	18
Charles J. Sponaugle	23
Michael F. Rothman	29
Calvin McKay	0	(1)

(1)
Mr. McKay left the Company effective July 1, 2004. Please see "Management-Separation Agreement with the Company's Former Chief Financial Officer" for details on the terms of Mr. McKay's departure.

U.K. Pension Plan

        The Company maintains a pension plan for its employees of Haynes International, Ltd., the U.K. subsidiary of the Company. The U.K. pension plan is a contributory plan under which eligible employees contribute 3.5% or 6% of their annual earnings. Normal retirement age under the U.K. pension plan is age 65. The annual pension benefit provided at normal retirement age under the U.K. pension plan ranges from 1% to 1 2/3% of the employee's final average annual earnings for each year of credited service, depending on the level of employee contributions made each year during the employee's period of service with the Company. The maximum annual pension benefit for employees with at least 10 years of service is two-thirds of the individual's final average annual earnings. Similar to the U.S. pension plan, the U.K. pension plan also includes provisions for delayed retirement benefits, early retirement benefits, disability and death benefits, optional methods of benefit payments, payments to employees who leave after a certain number of years of service, and payments to an employee's surviving spouse. The U.K. pension plan also provides for payments to an employee's surviving children. The Company's reorganization did not change the terms of the U.K. pension plan.

Profit Sharing and Savings Plan

        The Company maintains the Haynes International, Inc. Combined Profit Sharing and Savings Plan to provide retirement, tax-deferred savings for eligible domestic employees and their beneficiaries. The profit sharing and savings plan consists of profit sharing accounts attributable to Company matching and profit sharing contributions based on Company profits and savings accounts attributable to employee pre-tax deferrals and after-tax contributions. The profit sharing and savings plan is qualified under Section 401 of the Internal Revenue Code, permitting the Company to deduct for federal income tax purposes all amounts contributed by it to the profit sharing and savings plan. The Company regularly makes matching contributions based on participant elective pre-tax contributions; however, no Company profit sharing contributions were made to the profit sharing and savings plan for the fiscal years 2002, 2003, and 2004. The Company's reorganization did not change the terms of the profit sharing and savings plan.

        Under the profit sharing and savings plan, all Company employees (except those employed pursuant to a written agreement which provides that the employee shall not be eligible to participate, those who are classified as an independent contractor even if later determined to be an employee, leased employees, and employees of an affiliated employer who has not adopted the plan in writing) are eligible to participate in the Plan. Employees completing a one-month period of employment are eligible to participate in the elective pre-tax, after-tax voluntary, and Company matching portions of the plan. Employees completing a 12-month period of employment are eligible to participate in the Company profit sharing contribution portion of the plan.

        Participants may choose to make elective pre-tax contributions to the plan in amounts up to 50% of their plan compensation. Participants may also choose to make after-tax contributions to the plan in amounts up to 20% of their plan compensation. Eligible employees may make a rollover contribution to the plan if accepted by the plan administrator pursuant to the terms of the plan.

        Effective June 14, 1999, the Company agreed to match 50% of a participant's elective pre-tax and after-tax contributions to the plan up to a maximum contribution of 3% of the participant's plan compensation. Each participant's share in the Company's profit sharing allocation, if any, is represented by the percentage, which his or her plan compensation (up to $210,000 in 2005) bears to the total plan compensation of all participants in the profit sharing and savings plan.

        Participants who elect to make elective pre-tax and/or after-tax contributions to the plan and receive the Company match are immediately vested in their accounts attributable to those contributions. Participants become 100% vested in any Company profit sharing contributions made on their behalf after completing five years of service.

        Participants may make withdrawals from their vested accounts while still employed under certain circumstances pursuant to the terms of the profit sharing and savings plan. Under the profit sharing portion of the plan, vested individuals account balances attributable to the Company contributions may be withdrawn only after the amount to be distributed has been held by the plan trustee in the account for at least 24 consecutive calendar months.

Security Ownership of Certain Beneficial Owners and Management

        The following table provides, as of June 30, 2005, information regarding the beneficial ownership of the shares of the Company's common stock by (a) each of the Company's directors, (b) each of the executive officers named in the Summary Compensation Table, (c) all the Company's directors and executive officers as a group and (d) each person known to the Company to be the beneficial owner of more than five percent of any class of the Company's voting securities as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, referred to in this prospectus as the Exchange Act.

Executive Officers, Directors and Principal Stockholders	Amount and Nature of Beneficial Ownership	Percentage of Class
Francis J. Petro(1)	8,807	*
John C. Corey(1)	—
Timothy J. McCarthy(1)	—
Donald C. Campion(1)	—
Paul J. Bohan(1)	—
Ronald W. Zabel(1)	—
William P. Wall(1)	—
Marcel Martin(1)	—
Michael F. Rothman(1)	—
Charles J. Sponaugle(1)	290	*
August A. Cijan(1)	—
All Directors and Executive Officers as a group (11 persons)	9,097	*
Fidelity Advisor Series II: Fidelity High Income Advantage Fund(2) 82 Devonshire Street Boston, MA 02109	1,140,617	11.4%
Fidelity Management Trust Company on behalf of accounts managed by it(3) 82 Devonshire Street Boston, MA 02109	669,037	6.7%
Northeast Investors Trust(4) 50 Federal Street Suite 100 Boston, MA 02110	685,714	6.9%
JANA Partners LLC(5) 200 Park Avenue, Suite 3900 New York, NY 10166	1,065,100	10.7%

*
Represents beneficial ownership of less than one percent of the outstanding common stock.

(1)
The business address of each person indicated is c/o Haynes International, Inc., 1020 West Park Avenue, Kokomo, Indiana 46904-9013.

(2)
The entity is a registered investment fund (the "Fund") advised by Fidelity Management & Research Company ("FMR Co."), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, is the beneficial owner of 1,306,114 shares of the outstanding common stock of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The Funds are affiliates of a broker-dealer. The Funds received shares of the Company's common stock in exchange for the 11 5/8% senior notes due September 1, 2004 of the Company in connection with the Company's emergence from bankruptcy. The senior notes were purchased in the ordinary course of business and, at the time of purchase of the notes, the Funds did not have any agreements or understandings directly or indirectly with any person to distribute the notes.

Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the funds each has sole power to dispose of the 1,306,114 shares owned by the Fund.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund's Board of Trustees.

(3)
Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 669,037 shares of the outstanding common stock of the Company as a result of its serving as investment manager of the institutional account(s). FMTC is an affiliate of a broker-dealer. FMTC received shares of the Company's common stock in exchange for the 11 5/8% senior notes due September 1, 2004 of the Company in connection with the Company's emergence from bankruptcy. The senior notes were purchased in the ordinary course of business and, at the time of purchase of the notes, FMTC did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes.

Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 669,037 shares and sole power to vote or to direct the voting of 669,037 shares of common stock owned by the institutional account(s) as reported above.

(4)
Based solely upon Schedule 13G filed with the Securities and Exchange Commission on February 8, 2005.

(5)
JANA Partners, LLC, a Delaware limited liability company, is a private money management firm which holds the Company's common stock in various accounts under its management and control. The principals of JANA Partners LLC are Barry Rosenstein and Gary Claar.

CERTAIN TRANSACTIONS

Registration Rights Agreement

        The following is a summary of certain provisions of the Registration Rights Agreement, under which certain selling stockholders are entitled to registration of the shares of the Company's common stock. Readers are encouraged to review the complete Registration Rights Agreement, which is included as an exhibit to the registration statement of which this prospectus is a part.

        Pursuant to the Registration Rights Agreement, the Company agreed to use its reasonable best efforts to file a registration statement with the SEC at the Company's expense within 100 days of the Company's emergence from bankruptcy(1). The registration statement is for the benefit of certain holders of shares the Company's common stock who are parties to the Registration Rights Agreement and who were issued shares of the Company's common stock pursuant to the plan of reorganization.

        Under this Registration Rights Agreement, the Company agreed to use its reasonable best efforts to have the registration statement declared effective within 180 days of the Company's emergence from bankruptcy. The Company will use its best efforts to keep the registration statement current and effective until:(1)

(1)
Prior to the 100th day after the Company's emergence from bankruptcy, the selling stockholders party to this Registration Rights Agreement requested that the Company defer the filing of the registration statement, and the Company agreed to do so.

•
the shorter of the period which will terminate when all of the shares of common stock covered by the registration statement and held by parties to the Registration Rights Agreement have been sold pursuant to the registration statement, or can immediately be sold within a ninety day period pursuant to Rule 144 under the Securities Act;

•
the selling stockholders party to this Registration Rights Agreement (i) no longer own at least 10% of the issued and outstanding shares of the Company's common stock, (ii) are no longer "affiliates" of the Company, and (iii) no longer have a representative on the Board of Directors; or

•
the date upon which the shares of the Company's common stock held by parties to this Registration Rights Agreement are no longer outstanding.

        The Company will be permitted to suspend the right of a holder to sell pursuant to the registration statement under some circumstances relating to pending corporate developments and similar events. Holders are also entitled to piggyback registration rights should the Company propose to register its securities for itself or others. The Company may require the holders of registrable securities who wish to register their securities pursuant to the Registration Rights Agreement to furnish to it such information regarding such holders and the distribution of the registrable securities as the Company may from time to time reasonably request in writing. The Company is not obligated to effect the registration of any registrable securities of a particular participating holder unless such information regarding the holder is provided to the Company.

SELLING STOCKHOLDERS

        The shares of the Company's common stock registered hereby were acquired by the selling stockholders in connection with the plan of reorganization, and are included herein pursuant to the terms of a registration rights agreement with us. See "Certain Transactions" for a description of the registration rights agreement and "The Reorganization" for a description of the plan of reorganization.

        The following table sets forth information with respect to the selling stockholders and the shares of the Company's common stock beneficially owned by the selling stockholders that may be offered pursuant to this prospectus. The selling stockholders may offer all, some or none of their shares of common stock. Because the selling stockholders may offer all, some or none of their shares of common stock, the Company cannot estimate the number of shares of common stock that will be held by the selling stockholders after completion of this offering. The percentage of shares of common stock beneficially owned by each selling stockholder is based on 10,000,000 shares of common stock outstanding on June 30, 2005.

Name	Number of Shares	Percentage of Class
Fidelity Securities Fund: Fidelity Leveraged Company Stock Fund(1)	16,834	*
Fidelity Advisor Series I: Fidelity Advisor Leveraged Company Stock Fund(1)	1,234	*
Fidelity Summer Street Trust: Fidelity Capital & Income Fund(1)	147,429	1.5%
Fidelity Advisor Series II: Fidelity High Income Advantage Fund(1)	1,140,617	11.4%
Fidelity Management Trust Company on behalf of accounts managed by it(2)	669,037	6.7%
JANA Partners LLC on behalf of accounts managed by it(3)	1,000,000	10.0%
Total	2,975,151	29.8%

*
Represents less than 1%.

(1)
The entity is a registered investment fund (the "Fund") advised by Fidelity Management & Research Company ("FMR Co."), a registered investment adviser under the Investment Advisers Act of 1940, as amended. FMR Co., a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 1,306,114 shares of the outstanding common stock of the Company as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The Funds are affiliates of a broker-dealer. The Funds received shares of the Company's common stock in exchange for the 11 5/8% senior notes due September 1, 2004 of the Company in connection with the Company's emergence from bankruptcy. The senior notes were purchased in the ordinary course of business and, at the time of purchase of the notes, the Funds did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes.

Edward C. Johnson 3d, FMR Corp., through its control of FMR Co., and the funds each has sole power to dispose of the 1,306,114 shares owned by the funds.

Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fund, which power resides with the Fund's Board of Trustees.

(2)
Shares indicated as owned by such entity are owned directly by various private investment accounts, primarily employee benefit plans for which Fidelity Management Trust Company ("FMTC") serves as trustee or managing agent. FMTC is a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. FMTC is the beneficial owner of 669,037 shares of the outstanding common stock of the

  Company as a result of its serving as investment manager of the institutional account(s). FMTC is an affiliate of a broker-dealer. FMTC received shares of the Company's common stock in exchange for the 11 5/8% senior notes due September 1, 2004 of the Company in connection with the Company's emergence from bankruptcy. The senior notes were purchased in the ordinary course of business and, at the time of purchase of the notes, FMTC did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes.

Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, each has sole dispositive power over 669,037 shares and sole power to vote or to direct the voting of 669,037 shares of common stock owned by the institutional account(s) as reported above.

(3)
Shares indicated as owned by such entity are owned directly by various accounts under its management and control. The principals of JANA Partners LLC are Barry Rosenstein and Gary Claar.

DESCRIPTION OF CAPITAL STOCK

        The Company's authorized capital stock consists of 20.0 million shares of common stock, par value $0.001 per share, and 20.0 million shares of preferred stock, par value $0.001 per share. As of June 30, 2005, 10.0 million shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. You can obtain more information about the Company's capital stock by reviewing its by-laws and certificate of incorporation.

Common Stock

        The holders of shares of the Company's common stock are entitled to one vote per share on matters to be voted upon by the stockholders, and are entitled to receive dividends out of funds legally available for distribution when and if declared by the Company's board of directors.

        The holders of shares of the Company's common stock shall share ratably in the Company's assets legally available for distribution to the Company's stockholders in the event of the Company's liquidation, dissolution or winding up, after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

        The holders of shares of the Company's common stock have no preemptive, redemption, cumulative voting or conversion rights. The outstanding shares of the Company's common stock are fully paid and nonassessable.

        The transfer agent and registrar for the shares of the Company's common stock is Wells Fargo Bank, N.A.

Preferred Stock

        As of the date of this prospectus, there are no shares of preferred stock issued and outstanding, and the Company has no current plans to issue any shares of its preferred stock. It is not possible to state the actual effect of the issuance of any shares of the Company's preferred stock on the rights of holders of shares of the Company's common stock until the board of directors determines the specific rights attached to the shares of any such class of preferred stock. The effects of an issuance by the Company of shares of its preferred stock could include one or more of the following: restricting dividends on shares of the Company's common stock, diluting the voting power of shares of the Company's common stock, impairing the liquidation rights of shares of the Company's common stock, or delaying or preventing a change of control of the Company.

        The Company's Board of Directors has the authority under the Company's certificate of incorporation, without action by stockholders, to classify or reclassify any unissued shares of its preferred stock from time to time by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications, or terms or conditions of redemption of the shares of such preferred stock.

Indemnification of Directors and Officers

        The Company is a corporation organized under the laws of the State of Delaware. Section 145 of the Delaware General Corporation Law (the "DGCL") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

        Pursuant to authority conferred by Delaware law, the Company's certificate of incorporation contains provisions providing that no director shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law as then in effect or as it may be amended. This provision is intended to eliminate the risk that a director might incur personal liability to the Company or its stockholders for breach of the duty of care.

        The Company's certificate of incorporation and by-laws contain provisions requiring it to indemnify and advance expenses to its directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for the Company's directors officers against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advancement and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company, and in certain cases only if the director or officer is not adjudged to be liable to the Company.

Delaware Anti-Takeover Law and Certain Charter and By-Law Provisions

        The Company is subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date that the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Company's board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

        The Company's certificate of incorporation and by-laws provide that vacancies on the Company's board of directors during the interim between the Company's annual stockholder meetings or special meetings of the Company's stockholders called for the election of directors may be filled by a vote of a majority of the directors then in office. Furthermore, any director may be removed only for cause by a vote of a majority of the voting power of the shares of the Company's common stock entitled to vote for the election of directors. These provisions of the Company's certificate of incorporation and by-laws could make it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of the Company and therefore may limit the price that certain investors might be willing to pay in the future for shares of the Company's common stock.

        The Company's certificate of incorporation and by-laws do not permit action by the Company's stockholders by written consent. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the Company's outstanding voting securities until the next annual stockholders meeting, particularly because special meetings of the stockholders may only be called by a resolution adopted by a majority of the Board of Directors, the Chairman of the Board of Directors, or the President of the Corporation. The ability of the stockholders to call a special meeting of the stockholders is specifically denied. These provisions may also discourage another person or entity from making a tender offer for the Company's stock, because such person or entity, even if it acquired a majority of the Company's outstanding voting securities, would be able to take action as a stockholder (such as election of new directors or approving a merger) only at a duly called stockholders meeting.

SHARES OF COMMON STOCK ISSUED IN THE REORGANIZATION ELIGIBLE FOR FUTURE SALES

Issuance of Securities

        Section 1145 of the Bankruptcy Code exempts the original issuance of securities under a plan of reorganization (as well as subsequent distributions by the distribution agent) from registration under the Securities Act and state securities laws. Under Section 1145, the issuance of securities pursuant to a plan of reorganization is exempt from registration if three principal requirements are satisfied: (1) the securities must be issued under a plan of reorganization by a debtor, its successor or an affiliate participating in a joint plan with the debtor; (2) the recipients of the securities must hold a claim against the debtor or such affiliate, an interest in the debtor or such affiliate, or a claim for an administrative expense against the debtor or such affiliate; and (3) the securities must be issued entirely in exchange for the recipient's claim against or interest in the debtor or such affiliate or "principally" in such exchange and "partly" for cash or property. The Company believes that the issuances of the shares of its common stock pursuant to the plan of reorganization satisfy the requirement of Section 1145 of the Bankruptcy Code and, therefore, were exempt from registration under the Securities Act and state securities laws.

Subsequent Transfers of Securities

        Subject to volume and transfer restrictions under the Securities Act on sales by affiliates, the shares of common stock issued under the plan of reorganization may be freely transferred by most recipients following distribution under the plan of reorganization, and all resales and subsequent transactions in such shares of common stock are exempt from registration under federal and state securities laws, unless the holder is an "underwriter" with respect to such shares of common stock. Section 1145(b) of the Bankruptcy Code defines four types of "underwriters:"

  •
  persons who purchase a claim against, an interest in, or a claim for an administrative expense against the debtor with a view to distributing any securities received in exchange for such a claim or interest;

  •
  persons who offer to sell securities offered under a plan for the holders of such securities;

  •
  persons who offer to buy such securities from the holders of such securities, if the offer to buy is (A) with a view to the distribution of such securities or (B) made under a distribution agreement; and

  •
  a person who is an "issuer" with respect to the securities, as the term "issuer" is defined in Section 2(11) of the Securities Act.

        Under Section 2(11) of the Securities Act, an "issuer" includes any person directly or indirectly controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.

        To the extent that persons deemed to be "underwriters" received shares of common stock in the plan of reorganization, resales by such persons would not be exempted by Section 1145 of the Bankruptcy Code from registration under the Securities Act or other applicable law. Persons deemed to be underwriters, however, may be able to sell these shares of common stock without registration subject to the provisions of Rule 144 under the Securities Act, which permits the public sale of securities received under a plan of reorganization by persons who would be deemed to be "underwriters" under Section 1145 of the Bankruptcy Code, subject to the availability to the public of current information regarding the issuer and to volume limitations and certain other conditions.

        Whether or not any particular person would be deemed an "underwriter" with respect to shares of the Company's common stock would depend upon various facts and circumstances applicable to that person. Accordingly, the Company expresses no view as to whether any particular person that received distributions under the plan of reorganization would be an "underwriter" with respect to these shares of common stock.

        Given the complex and subjective nature of the question of whether a particular holder may be an underwriter, the Company makes no representation concerning the right of any person to trade in the shares of common stock issued pursuant to the plan of reorganization. The Company recommends that recipients of a large amount of securities consult their own counsel concerning whether they may freely trade these shares of common stock under the Securities Act.

        Under the registration rights agreement, described in the above section entitled "Certain Transactions," the Company agreed to register under the Securities Act the resale of the shares owned by certain holders of our common stock. The Company has filed the registration statement of which this prospectus is a part to satisfy certain of its obligations under the registration rights agreement.

PLAN OF DISTRIBUTION

        The Company will not receive any of the proceeds from the sale of the shares of its common stock by the selling stockholders. See the above section in this prospectus entitled "Use of Proceeds."

        The shares of the Company's common stock offered by this prospectus may be sold from time to time:

  •
  directly by any selling stockholder to one or more purchasers;

  •
  to or through underwriters, brokers or dealers;

  •
  through agents on a best-efforts basis or otherwise; or

  •
  through a combination of such methods of sale.

        If shares of the Company's common stock are sold through underwriters, brokers or dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agents' commissions.

        The shares of the Company's common stock may be sold:

  •
  in one or more transactions at a fixed price or prices, which may be changed;

  •
  at prevailing market prices at the time of sale or at prices related to such prevailing prices;

  •
  at varying prices determined at the time of sale; or

  •
  at negotiated prices.

        Such sales may be effected in transactions (which may involve crosses or block transactions):

  •
  on any national securities exchange or quotation service on which shares of the Company's common stock may be listed or quoted at the time of sale;

  •
  in the over-the-counter market;

  •
  in transactions otherwise than on such exchanges or service or in the over-the-counter market; or

  •
  through the writing of options.

        In connection with sales of the common stock or otherwise, any selling stockholder may:

  •
  enter into hedging transactions with brokers, dealers or others,

  •
  which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.

        A selling stockholder may pledge or grant a security interest in some or all of the shares of the Company's common stock owned by it, and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell shares of such common stock from time to time pursuant to this prospectus. Any such pledgees or secured parties will be named in a supplement to this prospectus.

        Upon any sale of the common stock offered hereby, the selling stockholders, any underwriter and any participating broker-dealers or selling agents may be deemed to be "underwriters" as that term is defined in the Securities Act, in which event any discount, concession or commissions received by them, which are not expected to exceed those customary in the types of transactions involved, or any profit on resales of the common stock by them, may be deemed to be underwriting commissions or discounts under the Securities Act. The Company has agreed to pay all expenses in connection with the registration and sale of the common stock other than commissions and discounts. Underwriters, broker-

dealers and agents may be entitled, under agreements entered into with the Company or the selling stockholders, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act. If an underwriter is used in the resale of the common stock, a post-effective amendment to the registration statement of which this prospectus is a part will be filed to disclose the name of the underwriter and material terms of the agreement with such underwriter.

        In addition, any shares of common stock covered by this prospectus which qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption rather than pursuant to this prospectus. The selling stockholders may not sell any or all of the common stock herein, and any selling stockholder may transfer, devise or gift such common stock by other means not described herein.

        At the time a particular offer to sell common stock is made, to the extent required, a prospectus supplement will be distributed which will set forth the aggregate amount of shares of the Company's common stock being offered and the terms of the offering, including the name or names of any underwriters, broker-dealers or selling agents, any discounts, commissions and other items constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to underwriters, broker-dealers or selling agents.

LEGAL MATTERS

        The authorization, valid issuance, and assessability of the common stock being offered hereby upon the delivery by a selling stockholder and payment by a purchaser will be passed upon for the Company by Ice Miller, Indianapolis, Indiana.

EXPERTS

        The consolidated financial statements as of September 30, 2004 and 2003, and for the period September 1, 2004 (inception) to September 30, 2004, the period October 1, 2003 to August 31, 2004, and the years ended September 30, 2003 and 2002 included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the Company's application of AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code, and an explanatory paragraph regarding the Company's change in its inventory costing method for domestic inventories), and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        The Company has filed with the Securities and Exchange Commission ("SEC") a Registration Statement on Form S-1 under the Securities Act of 1933 with respect to the shares of the Company's common stock offered hereby. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the shares of the Company's common stock offered hereby, please refer to the Registration Statement. You may read and copy any document the Company files, including the Registration Statement, at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

        You may also obtain copies of the Registration Statement by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates. The SEC also maintains an Internet World Wide Web site that contains reports, information statements and other information about issuers, including the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

        Following the filing of this prospectus, the Company will not be subject to the SEC's proxy rules or regulations, or to stock exchange requirements that would require the Company to send an annual report to security holders. The Company will be required to file periodic reports with the SEC and the Company intends to continue to file such reports with the SEC on a voluntary basis even after they are no longer required. The Company also intends to mail an annual report, including audited financial statements, to all security holders on an annual basis.

        The Company's principal executive offices are located at 1020 West Park Avenue, Kokomo, Indiana 46904, and its telephone number is (765) 456-6000.

HAYNES INTERNATIONAL, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements of Haynes International, Inc. (Haynes—successor) as of September 30, 2004 and for the Period September 1, 2004 to September 30, 2004 and Haynes International, Inc. (Haynes—predecessor) as of September 30, 2003 and for the period October 1, 2003 to August 31, 2004 and for the Years ended September 30, 2003 and 2002
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets	F-3
Consolidated Statements of Operations	F-4
Consolidated Statements of Comprehensive Income (Loss)	F-5
Consolidated Statements of Stockholders' Equity (Deficiency)	F-6
Consolidated Statements of Cash Flow	F-7
Notes to Consolidated Financial Statements	F-8

Unaudited Consolidated Financial Statements of Haynes—successor as of March 31, 2005 and September 30, 2004, and for the six months ended March 31, 2005, and Haynes—predecessor for the six months ended March 31, 2004.
Consolidated Balance Sheets	F-41
Consolidated Statements of Operations	F-42
Consolidated Statement of Comprehensive Income	F-43
Consolidated Statements of Cash Flows	F-44
Notes to Consolidated Financial Statements	F-45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Haynes International, Inc.
Kokomo, Indiana

        We have audited the accompanying consolidated balance sheets of Haynes International, Inc. and subsidiaries ("Haynes—successor"), as of September 30, 2004, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for the period September 1, 2004 (inception) to September 30, 2004. We have also audited the accompanying consolidated balance sheet of Haynes International, Inc. and subsidiaries ("Haynes—predecessor") as of September 30, 2003 and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity (deficiency) and cash flows for the period October 1, 2003 to August 31, 2004 and the years ended September 30, 2003 and 2002. These financial statements are the responsibility of the management of the Companies. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 1 to the consolidated financial statements, on August 16, 2004, the bankruptcy court entered an order confirming the plan of reorganization of Haynes—predecessor which became effective after the close of business on August 31, 2004. Accordingly, the accompanying financial statements of Haynes—successor as of September 30, 2004 and for the period September 1, 2004 to September 30, 2004, have been prepared in conformity with AICPA Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code", as a new entity with assets, liabilities and capital structure having carrying values not comparable with prior periods.

        In our opinion, the consolidated financial statements referred to above of Haynes—successor present fairly, in all material respects, the financial position of Haynes—successor as of September 30, 2004, and the results of their operations and their cash flows for the period from September 1, 2004 to September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. Further, in our opinion, the consolidated financial statements referred to above for Haynes—predecessor present fairly, in all material respects, the financial position of Haynes—predecessor as of September 30, 2003 and the results of their operations and their cash flows for the period from October 1, 2003 to August 31, 2004 and for the years ended September 30, 2003 and 2002 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 3 to the consolidated financial statements, on October 1, 2003, Haynes—predecessor changed its inventory costing method for domestic inventories from the last-in, first-out method to first-in, first-out method and, retroactively, restated the consolidated financial statements for the years ended September 30, 2003 and 2002 for the change.

DELOITTE & TOUCHE LLP

Indianapolis, Indiana
December 10, 2004

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	Predecessor	Successor
	September 30, 2003	September 30, 2004
	Restated (Note 3)
ASSETS
Current assets:
Cash and cash equivalents	$4,791	$2,477
Restricted cash	—	997
Accounts receivable, less allowance for doubtful accounts of $974 and $1,099, respectively	35,267	54,443
Inventories, net	85,809	130,754
Refundable income taxes	563	746

Total current assets	126,430	189,417

Property, plant and equipment, net	40,229	80,035
Deferred income taxes	—	36,651
Prepayments and deferred charges, net	12,653	1,999
Goodwill	—	40,353
Other intangible assets	803	12,303

Total assets	$180,115	$360,758

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable and accrued expenses	$23,179	$34,165
Accrued postretirement benefits	4,400	4,890
Revolving credit facilities	56,815	82,482
Deferred income taxes	—	5,005
Current maturities of long-term debt	2,382	1,049
Senior notes	139,555	—

Total current liabilities	226,331	127,591

Deferred income taxes	1,020	—
Long-term debt	2,255	2,462
Accrued pension and postretirement benefits	123,367	115,129

Total liabilities	352,973	245,182

Commitments and Contingencies
Stockholders' equity (deficiency):
Predecessor common stock, $.01 par value (100 shares authorized, issued and outstanding)		—
Successor common stock, $0.001 par value (20,000,000 shares authorized, 10,000,000 shares issued and outstanding)	—	10
Successor preferred stock, $0.001 par value (20,000,000 shares authorized, 0 shares issued and outstanding)	—
Additional paid-in capital	51,381	121,145
Accumulated deficit	(222,232)	(3,646)
Accumulated other comprehensive income (loss)	(2,007)	363
Deferred stock compensation	—	(2,296)

Total stockholders' equity (deficiency)	(172,858)	115,576

Total liabilities and stockholders' equity (deficiency)	$180,115	$360,758

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except share and per share data)

	Predecessor			Successor
	Year Ended September 30, 2002	Year Ended September 30, 2003	Period October 1, 2003 to August 31, 2004	Period September 1, 2004 to September 30, 2004
	Restated (Note 3)	Restated (Note 3)
Net revenues	$225,942	$178,129	$209,103	$24,391
Cost of sales	175,572	150,478	171,652	26,136
Selling, general and administrative expense	24,628	24,411	24,038	2,658
Research and technical expense	3,697	2,747	2,286	226
Restructuring and other charges	—	—	4,027	429

Operating income (loss)	22,045	493	7,100	(5,058)
Interest expense (contractual interest of $20,876 for the period October 1, 2003 to August 31, 2004)	20,585	19,724	13,964	354
Interest income	(144)	(63)	(35)	(6)

Income (loss) before reorganization items and income taxes	1,604	(19,168)	(6,829)	(5,406)
Reorganization items	—	—	177,653	—

Income (loss) before income taxes	1,604	(19,168)	170,824	(5,406)
Provision for (benefit from) income taxes	677	53,087	90	(1,760)

Net income (loss)	$927	$(72,255)	$170,734	$(3,646)

Net income (loss) per share:
Net income (loss) per basic share	$9,270	$(722,550)	$1,707,340	$(0.36)

Net income (loss) per diluted share	$9,270	$(722,550)	$1,707,340	$(0.36)

Weighted average shares outstanding:
Basic	100	100	100	10,000,000
Diluted	100	100	100	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in thousands)

	Predecessor			Successor
	Year Ended September 30, 2002	Year Ended September 30, 2003	Period October 1, 2003 to August 31, 2004	Period September 1, 2004 to September 30, 2004
	Restated (Note 3)	Restated (Note 3)
Net income (loss)	$927	$(72,255)	$170,734	$(3,646)
Other comprehensive income (loss), net of tax:
Minimum pension adjustment	(3,182)	(1,808)	—	—
Foreign currency translation adjustment	2,148	3,143	2,124	363

Other comprehensive income (loss)	(1,034)	1,335	2,124	363

Comprehensive income (loss)	$(107)	$(70,920)	$172,858	$(3,283)

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIENCY)

(in thousands, except share data)

	Common Stock					Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficiency)
			Additional Paid-in Capital	Retained Earnings (Accumulated Deficit)	Deferred Stock Compensation
	Shares	Par
				Restated (Note 3)
Predecessor
Balance October 1, 2001	100	$—	$51,306	$(150,904)	$—	$(2,308)	$(101,906)
Net income				927			927
Capital contributions from parent company on exercise of parent company stock options			40				40
Other comprehensive loss						(1,034)	(1,034)

Balance September 30, 2002	100	$—	$51,346	$(149,977)	$—	$(3,342)	$(101,973)
Net loss				(72,255)			(72,255)
Capital contributions from parent company on exercise of parent company stock options			35				35
Other comprehensive income						1,335	1,335

Balance September 30, 2003	100	$—	$51,381	$(222,232)	$—	$(2,007)	$(172,858)
Net income				170,734			170,734
Other comprehensive income						2,124	2,124
Plan of reorganization and fresh start:
Elimination of accumulated deficit				51,498		(117)	51,381
Cancellation of predecessor company shares	(100)		(51,381)				(51,381)
Issuance of stock under plan of reorganization	10,000,000	10	118,726				118,736

Balance August 31, 2004	10,000,000	$10	$118,726	$—	$—	$—	$118,736

Successor
Balance September 1, 2004	10,000,000	$10	$118,726	$—	$—	$—	$118,736
Net loss				(3,646)			(3,646)
Other comprehensive income (loss)						363	363
Grant of stock options			2,419		(2,419)		—
Amortization of deferred stock compensation					123		123

Balance September 30, 2004	10,000,000	$10	$121,145	$(3,646)	$(2,296)	$363	$115,576

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOW

(in thousands)

	Predecessor			Successor
	Year Ended September 30, 2002	Year Ended September 30, 2003	Period October 1, 2003 to August 31, 2004	Period September 1, 2004 to September 30, 2004
	Restated (Note 3)	Restated (Note 3)
Cash flows from operating activities:
Net income (loss)	$927	$(72,255)	$170,734	$(3,646)
Depreciation	4,760	5,421	5,035	494
Amortization	1,316	1,203	2,739	164
Deferred income taxes	177	51,658	(1,567)	(1,648)
Gain(loss) on disposition of property and equipment	(258)	(3)	(437)	(13)
Reorganization items	—	—	(177,653)	—
Change in assets and liabilities:
Restricted cash	—	—	1,009	(12)
Accounts receivable	13,400	(428)	(15,281)	(4,241)
Inventories	8,354	(2,686)	(15,254)	853
Other assets	(10,673)	(1,573)	1,046	503
Accounts payable and accrued expenses	(11,179)	4,663	12,864	6,604
Income taxes payable	185	—	(96)	(88)
Accrued pension and postretirement benefits	19,287	6,050	480	312

Net cash provided by (used in) operating activities before reorganization costs	26,296	(7,950)	(16,381)	(718)
Reorganization items paid	—	—	(5,799)	—

Net cash provided by (used in) operating activities	26,296	(7,950)	(22,180)	(718)
Cash flows from investing activities:
Additions to property, plant and equipment	(6,032)	(3,638)	(4,782)	(637)
Proceeds from disposals of property, plant and equipment	367	712	1,270	15

Net cash provided by (used in) investing activities	(5,665)	(2,926)	(3,512)	(622)
Cash flows from financing activities:
Net repayment of short term borrowings	—	—	(56,815)	—
Net increase (decrease) in revolving credit and long-term debt	(15,900)	10,071	80,296	1,060
Other financing activities	40	35	—	—

Net cash provided by (used in) financing activities	(15,860)	10,106	23,481	1,060
Effect of exchange rates on cash	257	362	80	97

Increase (decrease) in cash and cash equivalents	5,028	(408)	(2,131)	(183)
Cash and cash equivalents:
Beginning of period	171	5,199	4,791	2,660

End of period	$5,199	$4,791	$2,660	$2,477

Supplemental disclosures of cash flow information:
Cash paid during period for: Interest	$19,401	$18,498	$3,426	$354

Income Taxes	$899	$669	$161	$—

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(dollars in thousands)

Note 1    Background and Organization

Description of business

        Haynes International, Inc. and its subsidiaries (the "Company" or "Haynes") develops, manufactures and markets technologically advanced, high performance alloys primarily for use in the aerospace and chemical processing industries. The Company's products are high temperature alloys ("HTA") and corrosion resistant alloys ("CRA"). The Company's HTA products are used by manufacturers of equipment that is subjected to extremely high temperatures, such as jet engines for the aerospace industry, gas turbine engines for power generation, waste incineration, and industrial heating equipment. The Company's CRA products are used in applications that require resistance to extreme corrosion, such as chemical processing, power plant emissions control and hazardous waste treatment. The Company produces its high performance alloy products primarily in sheet, coil and plate forms. In addition, the Company produces its alloy products as seamless and welded tubulars, and in bar, billets and wire forms.

        High performance alloys are characterized by highly engineered often proprietary, metallurgical formulations primarily of nickel, cobalt and other metals with complex physical properties. The complexity of the manufacturing process for high performance alloys is reflected in the Company's relatively high average selling price per pound, compared to the average selling price of other metals, such as carbon steel sheet, stainless steel sheet and aluminum. The high performance alloy industry has significant barriers to entry such as the combination of, (i) demanding end-user specifications, (ii) a multi-stage manufacturing process, and (iii) the technical sales, marketing and manufacturing expertise required to develop new applications.

Basis of Presentation

        On March 29, 2004 (the "Petition Date"), the Company and its U.S. subsidiaries and U.S. affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Southern District of Indiana (the "Bankruptcy Court"). The bankruptcy cases thus commenced were jointly administered under the caption In re Haynes International, Inc., et al., Case No.: 04-5364-AJM-11 (the "Bankruptcy Cases"). Throughout the Bankruptcy Cases, the Company and its U.S. subsidiaries and U.S. affiliates managed their properties and operated their businesses as "debtors-in-possession" under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code. The Company's European and Singapore operations were not included in the Bankruptcy Cases.

        Prior to August 31, 2004, the Company, Haynes—predecessor, was a wholly-owned subsidiary of Haynes Holdings, Inc. ("Holdings"). Effective August 31, 2004 the Company and Holdings were merged as part of the plan of reorganization with the Company emerging as the successor entity ("Haynes—successor"). As a result of the reorganization and the Company's implementation of fresh start reporting as described below, the consolidated financial statements of the Company for periods subsequent to August 31, 2004 reflect a new basis of accounting and are not comparable to the historical consolidated financial statements for periods prior to the effective date of the plan of reorganization.

        The Company and its US operations filed reorganization proceedings because liquidity shortfalls hampered their ability to meet interest and principal obligations on long-term debt obligations. These shortfalls were primarily a result of reduced customer demand caused by a weak economic environment for its products and higher raw material and energy costs.

        In connection with the Bankruptcy Cases, motions necessary for the Company and its U.S. subsidiaries and U.S. affiliates operations to conduct normal business activities were filed with and approved by the Bankruptcy Court, including (i) approval of a $100 million debtor-in-possession credit facility for working capital needs and other general corporate purposes, (ii) authorization to pay pre-petition liabilities related to certain essential trade creditors, (iii) authorization to pay most pre-petition payroll and employee related obligations and (iv) authorization to pay certain pre-petition shipping and import/export related obligations.

        On April 28, 2004, the Company and its U.S. subsidiaries and U.S. affiliates filed schedules and statements of financial affairs with the Bankruptcy Court setting forth, among other things, the assets and liabilities of the Company and its U.S. subsidiaries and U.S. affiliates. All of the schedules were subject to further amendment or modification. Differences between amounts scheduled by the Company and its U.S. subsidiaries and U.S. affiliates and claims submitted by creditors have been investigated and are in the process of being resolved in accordance with an established claims resolution process.

        On May 25, 2004, the Company and its U.S. subsidiaries and U.S. affiliates filed a plan of reorganization and related disclosure statement with the Bankruptcy Court. The plan was amended on June 29, 2004, and the Bankruptcy Court entered an order confirming the Company and its U.S. subsidiaries and U.S. affiliates plan of reorganization, as amended, on August 16, 2004. As part of the consummation of the confirmed plan of reorganization, holders of the Company's 11 5/8% Senior Notes due September, 2004 (the "Senior Notes") exchanged the $140 million of the Senior Notes outstanding and accrued interest for 96% of the equity in the reorganized successor Company. The pre-petition majority equity holder of the Company's former parent, Holdings, agreed to cancel its equity interests in exchange for 4% of the equity in the reorganized Company.

        The Company and its U.S. subsidiaries and U.S. affiliates emerged from bankruptcy on August 31, 2004. The Company has determined that it qualified for fresh start accounting under AICPA Statement of Position 90-7 ("SOP 90-7"), "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" and applied fresh start accounting on the date of emergence, August 31, 2004. The reorganization value was determined to be $200 million.

        The plan of reorganization provided for the following to occur as of the effective date of the plan (or as soon thereafter as practicable):

  •
  The cancellation of all existing stock authorized and outstanding ("Old Common Stock") and all existing stock options, warrants, and related rights.

  •
  The authorization for the issuance of ten million shares of new common stock, $0.001 par value per share.

  •
  The authorization for the future issuance of an additional ten million shares of new common stock, $0.001 par value per share. Future issuance upon terms to be designated from time to time by the board of directors.

  •
  The authorization of twenty million shares of new preferred stock. Future issuance upon terms to be designated from time to time by the board of directors.

  •
  Senior Note Holders to receive its pro rata share of 96% of the shares of the new common stock in full satisfaction of the debt obligation under the Senior Notes.

  •
  Holders of the Old Common Stock interests will receive their pro rate share of 4% of the new common stock.

  •
  The approval of new collective bargaining agreement with the United Steelworkers of America that contains certain modifications and extends the agreement through 2007.

  •
  Congress Financial Corporation (Central) to provide exit financing of $100 million for working capital financing subject to reserves and borrowing base restrictions.

  •
  The payment of all pre-petition general unsecured claims at 100%.

  •
  The implementation of a stock option plan for certain key management employees and non-employee directors of the company.

Fresh Start Reporting

        Upon implementation of the plan of reorganization, fresh start reporting was adopted in accordance with SOP 90-7, since holders of Haynes International, Inc.'s common stock immediately prior to confirmation of the plan of reorganization received less than 50% of the voting shares of the successor entity and its reorganization value was less than its post-petition liabilities and allowed claims. Under fresh start reporting, the reorganization value was allocated to the Company's net assets based on their relative fair values in a manner similar to the accounting provisions applied to business combinations under Statement of Financial Standards No. 141, Business Combinations ("SFAS No. 141"). The Company's reorganization value exceeded the fair value of the Company's net assets acquired pursuant to the plan of reorganization. In accordance with SFAS No. 141, the excess of the reorganization value over the fair value of the net assets was recorded as goodwill. Liabilities existing at the effective date of the plan of reorganization are stated at the present value of amounts to be paid discounted at appropriate current rates.

        In connection with its development of the Plan of Reorganization (the "Plan"), a valuation analysis of Haynes' business and the securities to be registered under the Plan was performed. In preparing this analysis, the Company, among other things, (a) reviewed the recent financial and operating results, (b) considered current operations and prospects, (c) reviewed certain operating and financial forecasts including the financial projections contained in Haynes' Disclosure Statement, (d) evaluated key assumptions related to the financial projections, (e) evaluated a three year discounted cash flow analysis based on the financial projections, utilizing various discount rates ranging from 10.5% to 14.5% based on a weighted cost of capital analysis and EBITDA terminal multiples of 5.5x to 7.5x based on relevant comparable company projected multiples and trading multiples during recent business cycles, (f) considered the market value of certain publicly traded companies in businesses reasonably comparable to the operating business of Haynes and (g) conducted such other analyses as deemed necessary under the circumstances. The financial projections reflected a significant reduction in interest expense as a result of the reorganization and a post restructuring effective tax rate of 40%.

        As a result of such analyses, review, discussions, considerations and assumptions, the total enterprise value of Haynes was within a range of $160 million to $240 million with a mid-point value of $200 million. The Company used the mid-point valuation of $200 million as the basis for its reorganization value for purposes of applying fresh-start reporting. The total enterprise value of $200 million and its derivation was a key element in negotiations with Haynes' creditors and equity holders in developing the plan of reorganization which was ultimately approved by Haynes' creditors and the Bankruptcy Court. Differences between actual cash flows, interest rates, the effective tax rate and the assumptions used would have a material effect on the reorganization value.

        The allocation of the reorganization value as of the effective date of the plan of reorganization is summarized as follows (in thousands) and shown to be less than the Company's post-petition liabilities and allowed claims:

Common equity value	$118,736
Revolver debt, European debt, and capital leases, less cash	81,264

Reorganization value	$200,000

Post-petition liabilities and allowed claims
Current liabilities	$116,137
Pension and post-retirement benefits and other long-term debt	124,775
Liabilities subject to compromise:
Senior notes	140,000
Accrued interest on senior notes	9,363
Accrued fees to an affiliate of Holdings	1,612

Total liabilities and allowed claims	391,887
Reorganized value	200,000

Excess of liabilities over reorganized value	$191,887

The following table reflects adjustment to the consolidated balance sheet resulting from implementation of the plan of reorganization and application of fresh start reporting on August 31, 2004, the effective date of the reorganization:

	Predecessor						Successor
	Haynes International, Inc. August 31, 2004		Plan of Reorganization		Fresh Start		Haynes International, Inc. August 31, 2004
ASSETS
Current assets:
Cash and cash equivalents	$2,660		$—		$—		$2,660
Restricted cash	1,009						1,009
Accounts receivable	50,087		—		—		50,087
Inventories, net	100,603		—		30,982	(b)	131,585
Refundable income taxes	656						656

Total current assets	155,015		—		30,982		185,997

Property, plant and equipment, net	38,998		—		40,810	(b)	79,808
Deferred income taxes	547		—		36,143	(d)	36,690
Prepayments and deferred charges, net	12,376		—		(9,891	)(b)	2,485
Goodwill	—		—		40,353	(c)	40,353
Other intangible assets	—		—		12,467	(b)	12,467

Total assets	$206,936		$—		$150,864		$357,800

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities:
Accounts payable and accrued expenses	$27,732		$—		$—		$27,732
Accrued postretirement benefits	4,890		—		—		4,890
Revolving credit facility	82,466		—		—		82,466
Deferred income taxes	—		—		6,692	(d)	6,692
Current maturities of long-term debt	1,049		—		—		1,049

Total current liabilities	116,137		—		6,692		122,829
Long-term debt	1,418		—		—		1,418
Accrued pension and postretirement benefits	123,357		—		(8,540	)(b)	114,817
Liabilities subject to compromise	150,975		(150,975	)(a)	—		—

Total liabilities	391,887		(150,975)		(1,848)		239,064

Commitments and contingencies
Stockholders' equity (deficiency):
Old common stock, $0.01 par value (100 shares authorized, issued and outstanding)
New common stock, $0.001 par value (20,000,000 shares authorized, 10,000,000 shares issued and outstanding)			10				10
Preferred stock, $0.001 par value (20,000,000 shares authorized, 0 shares issued and outstanding
Old additional paid-in capital	51,381		—		(51,381)		—
New additional paid-in capital			118,726	(a)	—		118,726
Accumulated deficit	(236,449)		32,239	(a)	204,210		—
Accumulated other comprehensive income	117		—		(117)		—
Deferred stock compensation	—		—		—		—

Total stockholders' equity (deficiency)	(184,951	)(c)	150,975	(c)	152,712	(c)	118,736	(c)

Total liabilities and stockholders' equity (deficiency)	$206,936		$—		$150,864		$357,800

(a)
To reflect the cancellation of debt related to the settlement of the pre-petition liabilities subject to compromise:

Liabilities subject to compromise	$150,975
New common stock and additional paid-in capital	(118,736)

Gain on cancellation of debt	$32,239

(b)
To reflect fresh start accounting adjustments related to the revaluation of certain assets and liabilities to fair market value:

Inventories
Fair value adjustments	$30,982

Property, Plant and Equipment
Fair value adjustments—Machinery and equipment	$41,628
Fair value adjustments—Buildings	(859)
Fair value adjustments—Land	41

$40,810

Prepayments and Deferred Charges
Europe debt issuance cost write-off	$(245)
Adjust pension assets	(9,646)

$(9,891)

Other Intangibles
Fair value adjustments—Patents	$8,667
Fair value adjustments—Trademarks	3,800

$12,467

Accrued Pension and Post-retirement Benefits
Adjust pension liabilities	$(8,540)

(c)
To disclose the calculation of goodwill:

Predecessor stockholders' deficiency at August 31, 2004	$(184,951)
Cancellation of debt	150,975
Successor equity at August 31, 2004	(118,736)

Fresh start reporting and fair value adjustments	(152,712)
Fair value adjustments	84,259
Deferred income tax adjustments	29,451
Debt issuance cost write-off	(245)
Pension adjustments	(1,106)

Goodwill	$(40,353)

(d)
Deferred income tax accounts were adjusted to give effect to temporary differences between the new accounting and carryover tax bases.

Note 2    Summary of Significant Accounting Policies

A.    Principles of Consolidation and Nature of Operations

        The consolidated financial statements include the accounts of Haynes International, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances are eliminated. The Company develops manufactures and markets technologically advanced, high-performance alloys primarily for use in the aerospace and chemical processing industries worldwide. The Company has manufacturing facilities in Kokomo, Indiana and Arcadia, Louisiana with distribution service centers in Lebanon, Indiana; Anaheim, California; Houston, Texas; Windsor, Connecticut; Paris, France; Openshaw, England; and Zurich, Switzerland; and a sales office in Singapore. In October 2003, management decided to close its manufacturing operations in Openshaw, England and operate only as a distribution service center.

B.    Cash and Cash Equivalents

        The Company considers all highly liquid investment instruments, including investments with original maturities of three months or less at acquisition, to be cash equivalents, the carrying value of which approximates fair value due to the short maturity of these investments.

C.    Accounts Receivable

        The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The Company markets its products to a diverse customer base, both in the United States of America and overseas. Trade credit is extended based upon evaluation of each customer's ability to perform its obligation, which is updated periodically. The Company purchases credit insurance for certain foreign trade receivables.

D.    Revenue Recognition

        Revenue is recognized at the time of shipment with freight terms of FOB shipping point. Allowances for sales returns are recorded as a component of net sales in the periods in which the related sales are recognized. Management determines this allowance based on historical experience.

E.    Inventories

        Inventories are stated at the lower of cost or market. Prior to October 1, 2003, the cost of domestic inventories was determined using the last-in, first-out ("LIFO") method (approximately 70% of the inventory at October 1, 2003). The cost of foreign inventories was determined using the first-in, first-out ("FIFO") method. Effective October 1, 2003, the Company changed its inventory costing method for domestic inventories from the LIFO method to the FIFO method (see Note 3). Management of the Company believes that the FIFO method is preferable to LIFO, because (i) FIFO inventory values presented in the Company's balance sheet will more closely approximate the current value of inventory, (ii) costs of sales are still appropriately charged in the period of the related sales, and (iii) the change to FIFO method for domestic inventories results in the Company using a uniform method of inventory valuation globally. The Company writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market or scrap value, if applicable, based upon assumptions about future demand and market conditions. All prior periods have been restated to reflect the FIFO method. Cost of goods sold for the one month ended September 30, 2004 includes $5,083 of additional costs resulting from fresh start write-up adjustments.

F.    Intangible Assets and Goodwill

        Goodwill was created as a result of the Chapter 11 reorganization and fresh start accounting. The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 required that the amortization of goodwill to cease and the value of goodwill be reviewed annually for impairment. If the carrying value exceeds the fair value (determined on a discounted cash flow basis or other fair value method), impairment of goodwill may exist resulting in a charge to earnings to the extent of goodwill impairment.

        The Company also has patents and trademarks. As the patents have a definite life, they are amortized over lives ranging from two to fourteen years. As the trademarks have an indefinite life, the Company will test them for impairment annually. Amortization of the patents was $164 for the one month period ended September 30, 2004. Amortization expense is expected to be $1,886 in 2005, $1,749 in 2006, $914 in 2007, $768 in 2008, and $560 in 2009.

G.    Property, Plant and Equipment

        Additions to property, plant and equipment are recorded at cost with depreciation calculated primarily by using the straight-line method based on estimated economic useful lives. Buildings and machinery and equipment for Haynes-successor are generally depreciated over estimated useful lives ranging from five to fourteen years. Buildings and machinery and equipment for Haynes-predecessor were generally depreciated over estimated useful lives ranging from five to forty years.

        Expenditures for maintenance and repairs and minor renewals are charged to expense; major renewals are capitalized. Upon retirement or sale of assets, the cost of the disposed assets and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations.

H.    Impairment of Long-lived Assets, Goodwill and Other Intangible Assets

        The Company reviews long-lived assets for impairment whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of the asset to the undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset.

        The Company reviews goodwill for impairment annually or more frequently if events or circumstances indicate that the carrying amount of goodwill may be impaired. Recoverability of goodwill is measured by a comparison of the carrying value to the fair value of a reporting unit in which the goodwill resides. If the carrying amount of a reporting unit exceeds its fair value, an impairment charge is recognized to the extent that the implied fair value of the reporting unit's goodwill exceeds its carrying value. The implied fair value of goodwill is the residual fair value, if any, after allocating the fair value of the reporting unit to all of the assets (recognized and unrecognized) and all of the liabilities of the reporting unit. The fair value of reporting units is generally determined using a discounted cash flow approach. Assumptions and estimates with respect to estimated future cash flows used in the evaluation of long-lived assets and goodwill impairment are subject to a high degree of judgment and complexity.

I.    Environmental Remediation

        When it is probable that a liability has been incurred or an asset of the Company has been impaired, a loss is recognized assuming the amount of the loss can be reasonably estimated. The measurement of environmental liabilities by the Company is based on currently available facts, present laws and regulations, and current technology. Such estimates take into consideration the expected costs of post-closure monitoring based on historical experience.

J.    Pension and Post-Retirement Benefits

        The Company has defined benefit pension and post-retirement plans covering most of its current and former employees. Significant elements in determining the assets or liabilities and related income or expense for these plans are the expected return on plan assets (if any), the discount rate used to value future payment streams, expected trends in health care costs, and other actuarial assumptions. Annually, the Company evaluates the significant assumptions to be used to value its pension and post-retirement plan assets and liabilities based on current market conditions and expectations of future costs. As a result of fresh start reporting, the intangible pension asset of $9,646 was written off and the accrued pension and post-retirement liabilities were written down by $8,540.

K.    Foreign Currency Exchange

        The Company's foreign operating entities' financial statements are stated in the functional currencies of each respective country, which are the local currencies. Substantially all assets and liabilities are translated to U.S. dollars using exchange rates in effect at the end of the year, and revenues and expenses are translated at the weighted average rate for the year. Translation gains or losses are recorded as a separate component of comprehensive income (loss) and transaction gains and losses are reflected in the consolidated statements of operations.

L.    Research and Development Costs

        Research and development costs are expensed as incurred. Research and development costs for the one month ended September 30, 2004, the eleven month period ended August 31, 2004, and for the years ended September 30, 2003 and 2002 were $226, $2,286, $2,747 and $3,697, respectively.

M.    Income Taxes

        Income taxes are accounted for under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax impact of temporary differences arising from assets and liabilities whose tax bases are different from financial statement amounts. A valuation allowance is established if it is more likely than not that all or a portion of deferred tax assets will not be realized. Realization of the future tax benefits of deferred tax assets is dependent on the Company's ability to generate taxable income within the carryforward period and the periods in which net temporary differences reverse.

        The Company regularly reviews its deferred tax assets in accordance with SFAS No. 109, Accounting for Income Taxes. SFAS No. 109 requires the Company to assess all available evidence, both positive and negative, to determine whether a valuation allowance is needed based on the weight of that evidence.

N.    Deferred Charges

        Deferred charges as of September 30, 2003 consisted primarily of debt issuance costs which were amortized over the terms of the related debt using the effective interest method. Accumulated amortization at September 30, 2003 was $5,461. These debt issuance costs were fully amortized during fiscal 2004. New debt issuance costs for the new debt facility were expensed upon adoption of fresh start reporting.

O.    Stock-Based Compensation

        The Company has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation. No compensation expense was recognized by Haynes-Predecessor for its stock option plan under the provisions of Accounting Principles Board Opinion ("APB") No. 25. Haynes-successor has recorded compensation expense for stock options since the exercise price of the stock options was less than the fair market value of the underlying common stock at the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, the effect on the Company's net income (loss) would have been the following:

	Predecessor			Successor
	Year Ended September 30, 2002	Year Ended September 30, 2003	Eleven Months Ended August 31, 2004	One Month Ended September 30, 2004
	Restated (Note 3)	Restated (Note 3)
Net income (loss) as reported	$927	$(72,255)	$170,734	$(3,646)
Add: Total stock-based employee compensation expense determined under the intrinsic value based method, net of related tax effects	—	—	—	123
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	(31)	(24)	(22)	(212)

Adjusted net income (loss)	$896	$(72,279)	$170,712	$(3,735)

As reported net income (loss) per share:
Basic	$9,270	$(722,550)	$1,707,340	$(0.36)
Diluted	$9,270	$(722,550)	$1,707,340	$(0.36)
Pro forma net income (loss) per share:
Basic	$8,960	$(722,790)	$(1,707,120)	$(0.37)
Diluted	$8,960	$(722,790)	$(1,707,120)	$(0.37)

        The total fair value of the options granted on August 31, 2004 was $2,419. The fair value of the option grants is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk-free interest rate of 2.74%, expected volatilities assumed to be 70%, and expected lives of 3 years.

P.    Financial Instruments and Concentrations of Risk

        The Company accounts for derivative instruments in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company may periodically enter into forward currency exchange contracts to minimize the variability in the Company's operating results arising from foreign exchange rate movements. The Company does not engage in foreign currency speculation. At September 30, 2004, the Company had no foreign currency exchange options outstanding.

        Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. At September 30, 2004, and periodically throughout the year, the Company has maintained cash balances in excess of federally insured limits. The carrying amounts of cash and cash equivalents, accounts receivable, and accounts payable approximate fair value because of the relatively short maturity of these instruments. In addition, the carrying amount of the Company's debt approximates fair value.

        During 2003 and 2004, the Company did not have sales to any group of affiliated customers that were greater than 10% of net revenues. The Company generally does not require collateral and credit losses have been within management's expectations. In addition, the Company purchases credit insurance for certain foreign trade receivables. The Company does not believe it is significantly vulnerable to the risk of near-term severe impact from business concentrations with respect to customers, suppliers, products, markets or geographic areas.

Q.    Accounting Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an on-going basis, management evaluates its estimates and judgments, including those related to bad debts, inventories, income taxes, retirement benefits, and environmental matters. The process of determining significant estimates is fact specific and takes into account factors such as historical experience, current and expected economic conditions, product or pension asset mix and in some cases, actuarial techniques, and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company routinely reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Actual results may differ from these estimates under different assumptions or conditions.

R.    Earnings Per Share

        The Company accounts for earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings Per Share (SFAS 128). SFAS 128 requires two presentations of earnings per share—"basic" and "diluted." Basic earnings per share is computed by dividing net income available to common stockholders for the period by the weighted average number of common shares outstanding for the period. The computation of diluted earnings per share is similar to basic earnings per share, except the denominator is increased to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued less any treasury stock purchased. The treasury stock method is used which assumes that the Company will use the proceeds from the exercise of the options and purchase shares of stock for treasury. Diluted earnings per share for the one month ended September 30, 2004 excluded 940,000 stock options, because their effect would be anti-dilutive.

S.    New Accounting Pronouncements

        In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after

May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. The adoption of SFAS No. 150 did not have a material impact on the Company's financial position or results of operations.

        In December 2003, the FASB issued a revision to Interpretation No. 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, Consolidation of Variable Interest Entities. The term "variable interest" is defined in FIN 46 as "contractual, ownership, or other pecuniary interests in an entity that change with changes in the entity's net asset value." Variable interests are investments of other interests that will absorb a portion of an entity's expected losses if they occur or receive portions of the entity's expected residual returns if they occur. FIN 46R defers the effective date of FIN 46 for certain entities and makes several other changes to FIN 46. The recognition provision of FIN 46 or FIN 46R did not have a material impact on the Company's financial position or results of operations.

        In December 2003, the FASB issued SFAS No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88 and 106, and a revision of FASB Statement No. 132 (FAS 132 (revised 2003)). This Statement revises employers' disclosures about pension plans and other post-retirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits and No. 106, Employers' Accounting for Post-retirement Benefits Other Than Pensions. The new rules require additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The required information will be provided separately for pension plans and for other post-retirement benefit plans. This includes expanded disclosure on an interim basis as well. The new disclosures are required for years ending after December 15, 2003. The Company adopted this Statement as of March 31, 2004 and revised its interim disclosures accordingly. (See Note 10.)

        In December 2003, the President of the United States signed the Medicare Prescription Drug, Improvement and Modernization Act into law. The Act introduces a prescription drug benefit under Medicare (Medicare Part D) as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. FASB Statement No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions, requires presently enacted changes in relevant laws to be considered in current period measurements of postretirement benefit costs and the accumulated postretirement benefit obligation. In May 2004, the FASB issued Staff Position No. FAS 106-2, Accounting and Disclosure Requirements related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 which provides authoritative guidance on accounting for the effects of the new Medicare prescription drug legislation. This FSP is effective for the first interim period beginning after June 15, 2004 and its effect is reflected in Note 10.

        In October 2004, the American Jobs Creation Act of 2004 (the "Act") was passed by Congress and signed into law by the President of the United States of America. The Act contains various reforms and provisions, some of which could affect the Company. Management is in the process of evaluating the Act and the effect it may have on the Company's financial statements.

T.    Comprehensive Income (Loss)

        Comprehensive income includes changes in equity that result from transactions and economic events from non-owner sources. Comprehensive income (loss) consists of net income or loss and other comprehensive income (loss) items, including minimum pension and foreign currency translation adjustments.

U.    Reclassifications

        Certain amounts in the prior year consolidated financial statements have been reclassified to conform to the current presentation.

Note 3    Inventories

        Effective October 1, 2003, Haynes-predecessor changed its inventory costing method for domestic inventories from the LIFO method to the FIFO method. Management of the Company believes that the FIFO method is preferable to LIFO because (i) FIFO inventory values presented in the Company's balance sheet will more closely approximate the current value of inventory (ii) costs of sales are still appropriately charged in the period of the related sales, and (iii) the change to FIFO method for domestic inventories results in the Company using a uniform method of inventory valuation globally.

        In accordance with generally accepted accounting principles, the change has been applied by restating the prior years' consolidated financial statements. The effect of this restatement was to decrease inventories at September 30, 2003 and 2002 by $13.8 million and $8.4 million, respectively, and increase the accumulated deficit as of September 30, 2003 and 2002 by $13.8 million and $4.6 million, respectively.

        As a part of fresh start reporting described in Note 1, inventory was written-up by $30,497 to its fair market value as of August 31, 2004 and will be expensed as the inventory is sold. Additional expense of $5,083 was recognized for the one month ended September 30, 2004 for this fair value adjustment. The following is a summary of the major classes of inventories:

	Predecessor	Successor
	September 30, 2003	September 30, 2004
	(Restated)
Raw materials	$5,385	$8,391
Work-in-process	37,360	60,696
Finished goods	41,875	60,370
Other, net	1,189	1,297

	$85,809	$130,754

Note 4    Property, Plant and Equipment

        As part of fresh start reporting described in Note 1, property, plant and equipment was written-up by $40,810 to its fair market value as of August 31, 2004 and resulted in additional depreciation expense of $63 for the one month period ended September 30, 2004.

        The following is a summary of the major classes of property, plant and equipment:

	Predecessor	Successor
	September 30, 2003	September 30, 2004
Land and land improvements	$3,223	$3,382
Buildings	9,897	4,472
Machinery and equipment	117,616	68,966
Construction in process	670	3,709

	131,406	80,529
Less accumulated depreciation	(91,177)	(494)

	$40,229	$80,035

        The Company has $4,561 and $3,221 of assets under capital leases, which are included in machinery and equipment at September 30, 2003 and 2004, respectively. The corresponding accumulated depreciation on assets purchased under capital leases was $1,064 and $53 at September 30, 2003 and 2004, respectively.

Note 5    Accounts Payable and Accrued Expenses

        The following is a summary of the major classes of accounts payable and accrued expenses:

	Predecessor	Successor
	September 30, 2003	September 30, 2004
Accounts payable, trade	$11,960	$23,012
Employee compensation	2,735	6,267
Taxes, other than income taxes	2,036	1,625
Interest	1,564	—
Other	4,884	3,261

	$23,179	$34,165

Note 6    Income Taxes

        The components of income (loss) before provision for income taxes are as follows:

	Predecessor			Successor
	Year Ended September 30, 2002	Year Ended September 30, 2003	Eleven Months Ended August 31, 2004	One Month Ended September 30, 2004
	Restated (Note 3)	Restated (Note 3)
Income (loss) before provision for income taxes:
U.S.	$(456)	$(19,075)	$172,906	$(6,461)
Foreign	2,060	(93)	(2,082)	1,055

Total	$1,604	$(19,168)	$170,824	$(5,406)

Income tax provision (benefit):
Current:
U.S. Federal	—	$57	$36	$13
Foreign	$500	45	10	(51)
State	—	—	44	15

Total	500	102	90	(23)

Deferred:
U.S. Federal	47	(6,226)	—	(1,913)
Foreign	122	(297)	—	483
State	8	(799)	—	(307)

Total	177	(7,322)	—	(1,737)

Total provision (benefit) for income taxes before valuation allowance	677	(7,220)	90	(1,760)
Valuation allowance	—	60,307	—	—

Total provision (benefit) for income taxes	$677	$53,087	$90	$(1,760)

        The provision for income taxes applicable to results of operations differed from the U.S. federal statutory rate as follows:

	Predecessor			Successor
	Year Ended September 30, 2002	Year Ended September 30, 2003	Eleven Months Ended August 31, 2004	One Month Ended September 30, 2004
	Restated (Note 3)	Restated (Note 3)
Statutory federal tax rate	34%	34%	34%	34%
Tax provision (benefit) at the statutory rate	$545	$(6,517)	$58,080	$(1,838)
Foreign tax rate differentials	(131)	(124)	718	85
Provision (benefit) for state taxes, net of federal taxes	—	(528)	29	(193)
Other, net	263	(51)	851	21
Valuation allowance	—	60,307	—	—
Forgiveness of debt income, fresh start accounting adjustments	—	—	(62,883)	—
Non-deductible restructuring costs	—	—	3,295	165

Provision at effective tax rate	$677	$53,087	$90	$(1,760)

        Upon emergence from bankruptcy, the tax bases of assets and liabilities were carried over to Haynes—successor. Deferred income tax amounts were recorded in fresh start accounting for temporary differences between the accounting and tax bases of assets and liabilities. Goodwill recorded in fresh start accounting is a permanent difference, and therefore, deferred income taxes were not provided.

        Deferred tax assets (liabilities) are comprised of the following:

	Predecessor	Successor
	September 30, 2003	September 30, 2004
	Restated (Note 3)
Current deferred tax assets (liabilities):
Inventories	$1,277	$(9,127)
Post-retirement benefits other than pensions	1,738	1,738
Accrued expenses and other	1,304	450
Environmental accrual	450	421
Accrued compensation and benefits	958	2,008
Other foreign related	—	(495)

Total net current deferred tax assets (liabilities)	5,727	(5,005)

Noncurrent deferred tax assets (liabilities):
Property, plant and equipment, net	(2,293)	(17,804)
Prepaid pension costs	(769)	—
Intangible asset	(3,036)	(4,860)
Other foreign related	52	—
Undistributed earnings of foreign subsidiaries	(1,167)	(376)
Postretirement benefits other than pensions	40,754	44,855
Net operating loss carryforwards	12,738	11,949
Alternative minimum tax credit carryforwards	768	769
Accrued compensation and benefits	—	768
Minimum pension liability	5,716	—
Accrued expenses and other	797	—
Debt issuance costs	—	1,350

Total net noncurrent deferred tax assets	53,560	36,651

Total	59,287	$31,646

Valuation allowance	(60,307)	—

Net deferred tax assets (liabilities)	$(1,020)	$31,646

        As a result of this negative evidence in the form of cumulative losses through September 30, 2003, the Company determined that it would have been more likely than not that certain future tax benefits would not be realized. For the year ended September 30, 2003, the Company recorded a tax benefit based on the effective tax rate applied to the operating loss and offset the tax benefit with an increase in the deferred tax asset valuation reserve. All of the Company's U.S. operations deferred tax assets were offset by a valuation allowance of $60,307.

        At September 30, 2004, the Company evaluated whether the utilization of net deferred tax assets was more likely than not. Based upon the new capital structure, which eliminates annual Senior Note interest of $16,275, management believes realization of net deferred tax assets is more likely than not.

        As of September 30, 2004, the Company had net operating loss carryforwards for regular U.S. federal tax purposes of approximately $30,252 (expiring in fiscal years 2009 to 2023). As a result of its bankruptcy reorganization, the Company underwent an ownership change pursuant to Internal Revenue Code § 382, which places a limitation on the rate of utilization of net operating losses and other tax attributes. This limitation is not expected to have a significant effect on the Company's ability to utilize net operating loss deductions in future years.

        The Company has excluded undistributed earnings of $16,083 of three foreign affiliates from its calculation of deferred tax liabilities, because they will be permanently invested for the foreseeable future. Should management decide in the future to repatriate all or a portion of these undistributed earnings, the Company would then be required to provide for taxes on such amounts.

Note 7    Restructuring and Other Charges

        During the eleven months ended August 31, 2004, Haynes—predecessor recorded restructuring other charges of $4.0 million, related to its Chapter 11 filing. These restructuring and other charges consist of pre-petition professional fees and credit facilities fees. During the one month ended September 30, 2004, Haynes—successor recorded restructuring and other charges of $0.4 million. These restructuring and other charges consist of professional fees related to its Chapter 11 filing.

Note 8    Reorganization Items

        Reorganization items represent income from fresh start adjustments and costs incurred by the Company as a result of the bankruptcy petition and are summarized as follows:

Predecessor
Eleven Months Ended August 31, 2004
Consulting fees	$3,982
Employment costs	489
Write off Senior Note discount and debt issuance costs	481
Revolver debt issue costs	1,599
Amendment fees	184
Travel and other expenses	104
Directors' fees	459
Gain on Cancellation of Debt	(32,239)
Fresh start reporting adjustments and fair value adjustments	(152,712)

$(177,653)

Note 9    Debt

        As discussed in Note 1, on March 29, 2004, the Company and its U.S. subsidiaries and U.S. affiliates filed voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code. The Company's $140 million of Senior Notes due on September 1, 2004, accrued and unpaid interest of $9.4 million on the Senior Notes, and accrued and unpaid Blackstone Group monitoring fees of $1.6 million were classified as liabilities subject to compromise. Effective March 29, 2004, the Company ceased accruing interest on the Senior Notes and other U.S. subsidiaries and U.S. affiliates' pre-petition debt in accordance with SOP 90-7.

        The Company and its US operations had a credit agreement, as amended, (the "Prepetition Credit Agreement"), with Fleet Capital Corporation, which provided the Company and its U.S. subsidiaries and U.S. affiliates with a $72 million revolving facility.

        In April 2004, Congress Financial Corporation (Central) ("Congress") agreed to provide the Company with two post-petition facilities maturing in April 2007. Haynes UK entered into a credit agreement (the "Haynes UK Credit Agreement") which provides Haynes UK with a $15 million credit facility. In addition, the Company entered into a credit agreement (the "Postpetition Credit Agreement") which provides the Company with a $100 million credit facility with a sub-limit of $10 million for letters of credit, all subject to a borrowing base formula and certain reserves. The amounts outstanding under the Haynes UK Credit Agreement facility reduce amounts available to be borrowed under the Postpetition Credit Agreement facility on a dollar for dollar basis. Borrowings under the Postpetition Credit Agreement facility were used to repay the outstanding indebtedness under the Prepetition Credit Agreement.

        Borrowings under the Postpetition Credit Agreement may be either prime rate loans or Eurodollar loans and bear interest at either the prime rate plus up to 1.5% or the adjusted Eurodollar rate used by Congress plus up to 3.0%, at the Company's option. In addition, the Company pays monthly in arrears a commitment fee of 3/8% per annum on the unused amount of the Postpetition Facility commitment. For letters of credit, the Company pays 2 1/2% per annum on the daily outstanding balance of all issued letters of credit ($806 at September 30, 2004) plus customary fees for issuance, amendments, and processing.

        When the Company emerged from bankruptcy on August 31, 2004, the Postpetition Credit Agreement structure and loan limits continued, and a new $10 million multi-draw equipment acquisition term loan sub-facility was added (collectively, the "Post-Effective Date Facility"). The Post-Effective Date Facility is subject to a borrowing base formula and certain reserves and is secured by substantially all of the assets of the Company. This credit facility is classified as current pursuant to EITF No. 95-22, "Balance Sheet Classification of Borrowings Outstanding Under Revolving Credit Arrangements that Include Both Subjective Acceleration Clause and a Lock-Box Arrangement."

        Debt consists of the following:

	Predecessor	Successor
	September 30, 2003	September 30, 2004
Pre-petition Credit Agreement Facility, repaid	$56,815

Postpetition Revolving Credit Agreement Facilities, 4.84%, expires April 2007		$82,482

Senior notes, net of unamortized discount of $445, 11.625% (effective rate of 12.0%), exchanged for common stock of the Successor Company (see Note 1)	$139,555
Five year mortgage note, 4.50%, due in 2006 (Swiss subsidiary)	1,518	$1,526
Capital lease obligations (see Note 11)	1,879	880
Overdraft facility (French subsidiary)	1,240	—
Equipment term loan principal and interest due monthly over 72 months, variable interest rate (4.84% at September 30, 2004)	—	1,105

	144,192	3,511
Less amounts due within one year	141,937	1,049

	$2,255	$2,462

        The credit facility requires that the Company comply with certain financial covenants and restricts the payment of dividends.

Other Debt

        The Company's French affiliate (Haynes International, SARL) has an overdraft banking facility of 1,570 Euro ($2,009) all of which was available on September 30, 2004. At September 30, 2003, the utilized amount was 1,063 Euro ($1,240). The Company's Swiss affiliate (Nickel-Contor AG) had an overdraft banking facility of 1,000 Swiss Francs ($838) all of which was available on September 30, 2004.

        Maturities of long-term debt (including capital leases) are as follows at September 30, 2004:

Year Ending
2005	1,049
2006	1,710
2007	184
2008	184
2009	184
2010 and thereafter	200

$3,511

Note 10    Pension Plan and Retirement Benefits

        The Company has non-contributory defined benefit pension plans which cover most employees in the United States and certain foreign subsidiaries.

        Benefits provided under the Company's domestic defined benefit pension plan are based on years of service and the employee's final compensation. The Company's funding policy is to contribute annually an amount deductible for federal income tax purposes based upon an actuarial cost method using actuarial and economic assumptions designed to achieve adequate funding of benefit obligations.

        In addition to providing pension benefits, the Company provides certain health care and life insurance benefits for retired employees. Substantially all domestic employees become eligible for these benefits if they reach normal retirement age while working for the Company.

        During fiscal 2000, the Company established a 401(h) account in the pension plan to pay certain medical benefits for retirees and beneficiaries who are participants in Haynes International, Inc.'s Postretirement Medical Plan. The Company transferred $4,000 in fiscal year 2002 to the 401(h) account to cover retiree medical costs. There was no 401(h) transfer in fiscal 2003 or 2004.

        The Company has made a contribution of $1,443 to the Company-sponsored pension plans for the eleven months ended August 31, 2004. The Company made no additional contribution to fund its pension plans or other benefit plans for the one month ended September 30, 2004.

        The status of employee pension benefit plans and other postretirement benefit plans are summarized below:

	Defined Benefit Pension Plans			Post-Retirement Health Care Benefits
	Predecessor		Successor	Predecessor		Successor
	Year Ended September 30, 2003	Eleven Months Ended August 31, 2004	One Month Ended September 30, 2004	Year Ended September 30, 2003	Eleven Months Ended August 31, 2004	One Month Ended September 30, 2004
Change in Benefit Obligation:
Projected benefit obligation at beginning of period	$135,525	$147,335	$149,623	$137,478	$108,156	$88,514
Service cost	3,187	2,933	265	2,047	1,524	97
Interest cost	8,526	7,991	753	6,339	5,774	451
Losses (gains)	9,914	360	(120)	(33,788)	(21,401)	69
Employee contributions	87	85	7	—	—	—
Benefits paid	(9,904)	(9,081)	(927)	(3,920)	(5,539)	(370)

Projected benefit obligation at end of period	$147,335	$149,623	$149,601	$108,156	$88,514	$88,761

Change in Plan Assets:
Fair value of plan assets at beginning of period	$106,665	$115,256	$120,473	$—	$—	$—
Actual return on assets	17,663	12,405	1,921	—	—	—
Employer contributions	745	1,808	76	$3,920	5,539	370
Employee contributions	87	85	7	—	—	—
Benefits paid	(9,904)	(9,081)	(927)	(3,920)	(5,539)	(370)

Fair value of plan assets at end of period	$115,256	$120,473	$121,550	$—	$—	$—

Funded Status of Plan:
Unfunded status	$(32,079)	$(29,150)	$(28,051)	$(108,156)	$(88,514)	$(88,761)
Unrecognized actuarial loss (gain)	24,347	—	(1,211)	20,322	—	69
Unrecognized transition obligation	1,553	—	—	—	—	—
Unrecognized prior service cost	7,589	—	—	(20,956)	—	—

Net amount recognized	$1,410	$(29,150)	$(29,262)	$(108,790)	$(88,514)	$(88,692)

        Amounts recognized in the balance sheets are as follows:

	Defined Benefit Pension Plans		Post-Retirement Health Care Benefits
	Predecessor	Successor	Predecessor	Successor
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
Prepaid benefit cost	$1,948	$—	$—	$—
Accrued benefit liability	(18,365)	(29,262)	$(108,790)	$(88,692)
Intangible asset	9,142	—	—	—
Accumulated other comprehensive income	8,685	—	—	—

Net amount recognized	$1,410	$(29,262)	$(108,790)	$(88,692)

        The Company follows SFAS No. 106, Employers Accounting for Postretirement Benefits Other Than Pensions, which requires the cost of postretirement benefits to be accrued over the years employees provide service to the date of their full eligibility for such benefits. The Company's policy is to fund the cost of claims on an annual basis.

        The components of net periodic pension cost and post-retirement health care benefit cost are as follows:

	Defined Benefit Pension Plans
	Predecessor			Successor
	Year Ended September 2002	Year Ended September 30, 2003	Eleven Months Ended August 31, 2004	One Month Ended September 30, 2004
Service cost	$2,737	$3,187	$2,933	$265
Interest cost	8,273	8,526	7,991	753
Expected return on assets	(11,171)	(10,418)	(9,095)	(830)
Amortization of unrecognized net gain	(483)	135	633	—
Amortization of unrecognized prior service cost	562	832	763	—
Amortization of unrecognized transition obligation	93	98	97	—

Net periodic cost	$11	$2,360	$3,322	$188

	Post-Retirement Health Care Benefits
	Predecessor			Successor
	Year Ended September 30, 2002	Year Ended September 30, 2003	Eleven Months Ended August 31, 2004	One Month Ended September 30, 2004
Service cost	$2,714	$2,047	$1,524	$97
Interest cost	8,314	6,339	5,774	451
Expected return on assets	(120)	—	—	—
Amortization of unrecognized net gain	2,188	509	313	—
Amortization of unrecognized prior service cost	(3,378)	(3,378)	(3,096)	—

Net periodic cost	$9,718	$5,517	$4,515	$548

        During fiscal 2003, certain actuarial assumptions were revised based on updated census data. This change in estimate reduced fiscal 2003 post-retirement health care benefit expenses by approximately $6.2 million.

        A 7.6% annual rate of increase for ages under 65 and a 8.7% annual rate of increase for ages over 65 in the costs of covered health care benefits were assumed for 2004, gradually decreasing for both age groups to 5.0% by the year 2011. Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percentage-point change in assumed health care cost trend rates would have the following effects in fiscal 2004:

	1-Percentage Point Increase	1-Percentage Point Decrease
Effect on total of service and interest cost components	$103	$(79)
Effect on accumulated post-retirement benefit obligation	13,655	(10,729)

        The actuarial present value of the projected pension benefit obligation and post-retirement health care benefit obligation at September 30, 2002, 2003, and 2004 were determined based on the following assumptions:

	Predecessor		Successor
	September 30, 2002	September 30, 2003	September 30, 2004
Discount rate	6.500%	6.500%	6.125%
Rate of compensation increase	4.000%	4.000%	4.000%

        The net periodic pension and post-retirement heath care benefit costs were determined using the following assumptions:

	Defined Benefit Pension and Post-Retirement Health Care Plans
	Predecessor			Successor
	Year Ended September 30, 2002	Year Ended September 30, 2003	Eleven Months Ended August 31, 2004	One Month Ended September 30, 2004
Discount rate	6.500%	6.500%	6.250%	6.125%
Expected return on plan assets	9.000%	9.000%	9.000%	9.000%
Rate of compensation increase	4.000%	4.000%	4.000%	4.000%

        The Company has non-qualified pensions for current and former executives of the Company. Non-qualified pension plan expense for the years ended September 30, 2002 and 2003, and for the eleven months ended August 31, 2004 and the one-month ended September 30, 2004 was $191, $136, $1,358 and $55, respectively. Accrued liabilities for these are included in accrued pension and post-retirement benefits and are not material.

        The Company sponsors certain profit sharing plans for the benefit of employees meeting certain eligibility requirements. There were no contributions for these plans for the years ended September 30, 2002 and 2003, the eleven months ended August 31, 2004 and the one month ended September 30, 2004.

        The Company sponsors a defined contribution plan (401(k)) for substantially all U.S. employees. The Company contributes an amount equal to 50% of an employee's contribution to the plan up to a maximum contribution of 3% of the employee's salary. Expenses associated with this plan for the years ended September 30, 2002 and 2003, and the eleven months ended August 31, 2004 totaled $486, and $437, and $474, respectively (none in September 2004).

        The accumulated benefit obligation for the pension plans was $135,785 and $131,672 at September 30, 2004 and 2003, respectively.

        The projected benefit obligation, accumulated benefit obligation, and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $149,601, $135,785 and $121,550 respectively, as of September 30, 2004, and $147,335, $131,672 and $115,256, respectively, as of September 30, 2003.

        The Company's pension plans weighted-average asset allocations by asset category are as follows:

	September 30,
	2003	2004
Equity Securities	63%	59%
Debt Securities	36%	32%
Real Estate	0%	5%
Other	1%	4%

Total	100%	100%

        The primary financial objectives of the Plan are to minimize cash contributions over the long-term and preserve capital while maintaining a high degree of liquidity. A secondary financial objective is, where possible, to avoid significant downside risk in the short-run. The objective is based on a long-term investment horizon so that interim fluctuations should be viewed with appropriate perspective.

        The desired investment objective is a long-term real rate of return on assets that is approximately 7.50% greater than the assumed rate of inflation as measured by the Consumer Price Index, assumed to be 1.50%, equaling a nominal rate of return of 9.00%. The target rate of return for the Plan has been based upon an analysis of historical returns supplemented with an economic and structural review for each asset class. The Company realizes that the market performance varies and that a 7.50% real rate of return may not be meaningful during some periods. The Company also realizes that historical performance is no guarantee of future performance.

        It is the policy of the Plan to invest assets with an allocation to equities as shown below. The balance of the assets shall be maintained in fixed income investment, and in cash holdings, to the extent permitted below.

Asset Classes as a Percent of Total Assets:

Asset Class	Target(1)
Equity	60%
Fixed Income	40%

(1)
From time to time the Company may adjust the target allocation by an amount not to exceed 10%.

        Pension and post-retirement health care benefits (which include expected future service) are expected to be paid as follows:

Fiscal Year Ending September 30,	Pension	Post-retirement Health Care
2005	$8,780	$4,890
2006	8,730	5,050
2007	8,710	5,240
2008	8,780	5,420
2009	8,830	5,600
2010-2014 (in total)	46,530	30,250

        The Company expects to contribute approximately $0 to its pension plans and $4,890 to its other post-retirement benefit plans in fiscal 2005.

Note 11    Commitments

        The Company leases certain transportation vehicles, warehouse facilities, office space and machinery and equipment under cancelable and non-cancelable leases, most of which expire within 10 years and may be renewed by the Company. Rent expense under such arrangements totaled $2,472, $2,185, $1,966 and $187 for the years ended September 30, 2002 and 2003, for the eleven months ended August 31, 2004 and the one month ended September 30, 2004, respectively. Rent expense is net of income from sub-lease rentals totaling $80, $125, $151 and $14 for the years ended September 30, 2002 and 2003, for the eleven months ended August 31, 2004 and the one month ended September 30, 2004, respectively. The Company also leases certain machinery and equipment under capital leases which expire in 2005. Future minimum rental commitments under non-cancelable operating leases and future minimum lease payments under capital leases at September 30, 2004, are as follows:

	Operating	Capital
2005	$2,534	$920
2006	1,843	—
2007	1,321	—
2008	1,048	—
2009	763	—
2010 and thereafter	501	—

	$8,010	920

Imputed interest necessary to reduce the net minimum lease payment to present value		40

		$880

        Future minimum rental commitments under non-cancelable operating leases have not been reduced by minimum sub-lease rentals of $1,044 due in the future.

Note 12    Environmental and Legal

        The Company is regularly involved in litigation, both as a plaintiff and as a defendant, relating to its business and operations, including environmental matters. Currently, the Company is a defendant in five lawsuits (one of which is a class action) alleging that the Company's welding-related products harmed the users of such products through the inhalation of welding fumes containing manganese. The Company estimates that its products represent less than 0.01% of the total volume of the products which are the subject of these lawsuits. The Company believes that it has insurance coverage for these cases and intends to defend them vigorously.

        Although the level of future expenditures for environmental and other legal matters cannot be determined with any degree of certainty, based on the facts presently known, management does not believe that such costs will have a material effect on the Company's financial position, results of operations or cash flows.

        The Company has received permits from the Indiana Department of Environmental Management, and the US Environmental Protection Agency, or EPA, to close and to provide post-closure monitoring and care for certain areas at the Kokomo facility used for the storage and disposal of wastes, some of which are classified as hazardous under applicable regulations. A closure certification was received in fiscal 1999 for one area. The Company has an application pending for approval of closure and post-closure care for an area at its Kokomo facility and for the lagoon area at its Mountain Home, North Carolina facility. The Company is required to monitor groundwater at its Kokomo facility and to continue post-closure maintenance of the former disposal areas at both Kokomo and Mountain Home for 30 years from the date of closure. The Company is aware of elevated levels of certain contaminants in the groundwater at the Kokomo facility. If it is determined that the disposal areas have impacted the groundwater underlying the Kokomo facility, additional corrective action by the Company could be required. The potential costs of these additional corrective actions cannot be accurately determined at this time and are not reflected in the accrual.

        As of September 30, 2003 and 2004, the Company has accrued $1,140 and $1,067, respectively, for post-closure monitoring and maintenance activities. In accordance with SFAS 143, accruals for these costs are calculated by estimating the cost to monitor and maintain each post-closure site and multiplying that number by the number of years remaining in the 30 year post-closure monitoring period referred to above. At each fiscal year-end, the Company evaluates the accuracy of the estimates for these monitoring and maintenance costs for the upcoming fiscal year. The cost associated with closing the sites has been incurred in financial periods prior to those presented, with the remaining cost to be incurred in future periods related solely to post-closure monitoring and maintenance. In 2002, 2003 and 2004, the Company spent approximately $95 per year for post-closure monitoring and maintenance costs on closed sites. Based on historical experience, the Company estimates that the cost of post-closure monitoring and maintenance will approximate $95 per year over the remaining obligation period.

Note 13    Related Parties

        On January 29, 1997, the Company announced that Holdings had effected a recapitalization of the Company and Holdings pursuant to which Blackstone Capital Partners II Merchant Banking Fund L.P. and two of its affiliates ("Blackstone") acquired 79.9%, of Holdings' outstanding shares (the "Recapitalization"). The Company had agreed to pay Blackstone or their designee, an annual monitoring fee of $950, $950 and $0, plus any applicable out-of-pocket expenses, which is included in selling, general and administrative expense for the years ended September 30, 2002 and 2003, and the eleven months ended August 31, 2004, respectively. At September 30, 2003 and 2004, $1,612 and $0, respectively, are accrued in accounts payable and accrued expenses for this fee. This accrued expense at August 31, 2004 was $1,612, which was classified as liabilities subject to compromise and was included in the cancellation of debt in the plan of reorganization.

        From October 1, 2003 through September 30, 2004, the Company had an agreement with the previous Chairman of the Board to perform services related to implementing various strategic initiatives, including but not limited to financial restructuring. The Company believed that the Chairman's knowledge, skill and experience were essential to achieving the strategic initiatives. Costs relating to this agreement of $430 are included in reorganization items for the year ended September 30, 2004.

Note 14    Stock-based compensation

        As discussed in Note 1, the plan of reorganization resulted in the cancellation of all outstanding shares of common stock of Haynes International, Inc., as well as all options to purchase or otherwise receive shares of Holdings common stock.

        In connection with the plan of reorganization, the Haynes—successor has adopted a stock option plan for certain key management employees and non-employee directors pursuant to the terms set forth in the First Amended Joint Plan of Reorganization. The stock option plan authorizes the granting of non-qualified stock options to certain key employees and non-employee directors of the Company to purchase up to 1,000,000 shares of the Company's common stock. On August 31, 2004, recipients of the initial grant received 10-year stock options, which will vest at 33 1/3% per year over three years. The exercise price for the initial grant of options was $12.80 per share. The fair value of the Company's common stock on the stock option grant date was $15.37 per share without regard to any adjustment for lack of marketability or minority discount, but based upon a contemporaneous valuation of the enterprise as a whole using the same discounted cash flow method used in determining the reorganization value of the Company as described in Note 1. Deferred stock compensation of $2,419 was recorded on the grant date, which is being amortized over the vesting period. For the one month ended September 30, 2004, $123 of deferred stock compensation was amortized and recorded as compensation expense. As of September 30, 2004, options to purchase 940,000 shares of the Company's common stock were outstanding under the stock option plan and 60,000 options were available for future grants.

        Pertinent information covering stock option plans for Holdings and Haynes-successor are as follows:

	Number of Shares	Exercise Price Per Share	Fiscal Year of Expiration	Shares Exercisable	Weighted Average Exercise Prices
Predecessor
Outstanding at September 30, 2001	1,019,632	$2.00-10.15	2002-2010	589,106	$3.62
Granted	40,000	2.00			$2.00
Exercised	—
Canceled	(55,500)	2.00-8.00			$2.11

Outstanding at September 30, 2002	1,004,132	$2.00-10.15	2003-2010	693,632	$3.42
Granted	—
Exercised	(2,400)	2.00			$2.00
Canceled	(232,100)	2.00-8.00			$2.47

Outstanding at September 30, 2003	769,632	2.00-10.15	2003-2010	587,632	$3.14
Granted	—
Exercised	—
Canceled	(769,632)			(587,632)

	—			—

Successor
Granted	940,000	$12.80
Exercised	—
Canceled	—

Outstanding at September 30, 2004	940,000	$12.80	2014	—	$12.80

Note 15    Quarterly Data (unaudited)

        The unaudited quarterly results of operations of Haynes-successor for the period September 1, 2004 to September 30, 2004 and for Haynes-predecessor for the period October 1, 2003 to August 31, 2004 and for the year ended September 30, 2003 are as follows:

	2004
	Predecessor				Successor
	Quarter Ended December 31	Quarter Ended March 31	Quarter Ended June 30	Two Months Ended August 31	One Month Ended September 30
Net revenues	$46,561	$57,972	$60,747	$43,823	$24,391
Gross profit	7,366	9,547	11,620	8,918	(1,745)
Restructuring and other charges	601	3,426	—	—	429
Operating income (loss)	465	(1,265)	5,114	2,786	(5,058)
Reorganization items	—	471	1,712	(179,836)	—
Net income (loss)	(4,338)	(6,498)	2,086	179,484	(3,646)
Net income (loss) per share:
Basic	(43,380)	(64,980)	20,860	1,794,840	(.36)
Diluted	(43,380)	(64,980)	20,860	1,794,840	(.36)
	2003
	Predecessor
	Quarter Ended (Restated see note 3)
	December 31	March 31	June 30	September 30
Net revenues	$42,922	$46,158	$43,272	$45,777
Gross profit	7,255	4,947	4,398	11,051
Net income (loss)	(2,934)	(4,076)	(4,162)	(61,083)
Net income (loss) per share:
Basic	(29,340)	(40,760)	(41,620)	(610,830)
Diluted	(29,340)	(40,760)	(41,620)	(610,830)

        The fourth quarter net loss in 2003 includes the recording of a deferred tax asset valuation allowance of $60,307.

Note 16    Segment Reporting

        The Company operates in one business segment: the design, manufacture and distribution of technologically advanced, high performance metal alloys for use in the aerospace and chemical processing industries. The Company has operations in the United States and Europe, which are summarized below. Sales between geographic areas are made at negotiated selling prices.

	Predecessor			Successor
	Year Ended September 30, 2002	Year Ended September 30, 2003	Eleven months ended August 31, 2004	One month ended September 30, 2004
Revenue by Geography:
United States	$142,406	$103,593	$128,988	$14,304
Europe	68,520	58,099	58,552	7,091
Other	15,016	16,437	21,563	2,996

Net Revenues	$225,942	$178,129	$209,103	$24,391

Long-lived Assets by Geography:
United States	$37,998	$34,912		$75,576
Europe	4,723	5,317		4,459

Total long-lived assets	$47,721	$40,229		$80,035

Revenue by Product Group:
High temperature alloys	$171,716	$133,597	$152,645	$17,805
Corrosive resistant alloys	54,226	44,532	56,458	6,586

Net revenues	$225,942	$178,129	$209,103	$24,391

Note 17    Valuation and Qualifying Accounts

	Balance at Beginning of Period	Additions Charged to Expense	Deductions(1)	Balance at End of Period
Allowance for doubtful accounts receivables:
September 30, 2004	$1,221	$23	$(145)	$1,099
August 31, 2004	974	568	(321)	1,221
September 30, 2003	723	692	(441)	974
September 30, 2002	721	480	(478)	723

(1)
Uncollectible accounts written off net of recoveries.

Note 18    Subsequent Event

        On November 5, 2004, the Company acquired certain assets of The Branford Wire and Manufacturing Company ("Branford"), and certain of its affiliates for cash of $8.3 million. Branford is a manufacturer of high-quality stainless steel and nickel alloy wires. As part of this transaction, the Company acquired a wire manufacturing plant located in Mountain Home, North Carolina. The Company has also entered into a non-compete agreement with the former president and owner of Branford, restricting his ability to compete with the ongoing Branford operations, pursuant to which the Company will make total payments of $770,000 in equal annual installments over six years, $110,000 of which was paid at closing. Pursuant to an escrow agreement, as of April 11, 2005, the Company paid the remaining $660,000 into an escrow account, and this amount is recorded as restricted cash. The Company financed the purchase with $5.6 million from the revolving credit agreement facilities and the remainder with cash from operations.

* * * * *

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	September 30, 2004	March 31, 2005
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$2,477	$2,833
Restricted cash	997	—
Accounts and notes receivable, less allowance for doubtful accounts of $1,099 and $1,773, respectively	54,443	55,596
Inventories, net	130,754	137,146
Deferred income taxes		6,113
Refundable income taxes	746	380

Total current assets	189,417	202,068

Property, plant and equipment (net)	80,035	82,666
Deferred income taxes	36,651	33,229
Prepayments and deferred charges, net	1,999	3,192
Goodwill	40,353	40,353
Other tangible assets	12,303	11,916

Total assets	$360,758	$373,424

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued expenses	$34,165	$37,329
Accrued postretirement benefits	4,890	4,890
Revolving credit facilities	82,482	104,965
Deferred income taxes	5,005	—
Current maturities of long-term debt	1,049	635

Total current liabilities	127,591	147,819

Long-term debt	2,462	2,739
Accrued pension and postretirement benefits	115,129	116,671

Total liabilities	245,182	267,229

Common stock, $.0001 par value (20,000,000 shares authorized, 10,000,000 shares issued and outstanding)	10	10
Preferred stock, $0.001 par value (20,000,000 shares authorized, 0 shares issued and outstanding)	—	—
Additional paid-in capital	121,145	121,145
Accumulated deficit	(3,646)	(15,161)
Accumulated other comprehensive income (loss)	363	1,758
Deferred stock compensation	(2,296)	(1,557)

Total stockholders' equity	115,576	106,195

Total liabilities and stockholders' equity	$360,758	$373,424

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(in thousands, except share and per share data)

		Successor
	Predecessor (Debtor-in-Possession)
	Six Months Ended March 31, 2004	Six Months Ended March 31, 2005
Net revenues	$104,533	$152,239
Cost of sales	87,620	147,133
Selling, general and administrative expense	12,426	18,037
Research and technical expense	1,260	1,260
Restructuring and other charges	4,027	591

Operating loss	(800)	(14,782)
Interest expense (contractual interest $10,280 for the six months ended March 31, 2004)	10,149	3,089
Interest income	(19)	(16)

Loss before reorganization items and income taxes	(10,930)	(17,855)
Reorganization items	(471)	—

Loss before income taxes	(11,401)	(17,855)
Benefit from income taxes	565	6,340

Net loss	$(10,836)	$(11,515)

Net loss per share:
Net loss per basic share	$(108,360)	$(1.15)

Net loss per diluted share	$(108,360)	$(1.15)

Weighted average shares outstanding:
Basic:	100	10,000,000
Diluted:	100	10,000,000

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited)

(in thousands)

	Predecessor (Debtor-in-Possession)	Successor
	Six Months Ended March 31, 2004	Six Months Ended March 31, 2005
Net loss	$(10,836)	$(11,515)
Other comprehensive income, net of tax:
Foreign currency translation adjustment	2,648	1,395

Other comprehensive income	2,648	1,395

Comprehensive loss	$(8,188)	$(10,120)

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

(in thousands)

	Predecessor (Debtor-in-Possession)	Successor
	Six Months Ended March 31, 2004	Six Months Ended March 31, 2005
Cash flows from operating activities:
Net loss	$(10,836)	$(11,515)
Depreciation	2,779	1,500
Amortization	605	942
Deferred income taxes	(764)	(7,696)
Loss on disposition of property and equipment	(425)	(4)
Reorganization items	471	—
Change in assets and liabilities, net of effect of acquisition:
Accounts receivable	(7,652)	1,075
Inventories	(3,467)	(1,697)
Other assets	(1,253)	698
Accounts payable and accrued expenses	7,883	4,587

Net cash provided by (used in) operating activities	(12,659)	(12,110)

Cash flows from investing activities:
Additions to property, plant and equipment	(1,724)	(2,983)
Proceeds from sale of property, plant and equipment	1,504	19
Acquisition of The Branford Wire and Manufacturing Company	—	(8,300)

Net cash used in investing activities	(220)	(11,264)

Cash flows from financing activities:
Net increase in revolving credit and long-term debt	13,521	21,924

Other financing activities	—	738

Net cash provided by financing activities	13,521	22,662

Effect of exchange rates on cash	269	71

Increase (decrease) in cash and cash equivalents	911	(641)
Cash and cash equivalents:
Beginning of period	4,791	3,474

End of period	$5,702	$2,833

Supplemental disclosures of cash flow information:
Cash paid during period for: Interest	$1,492	$3,089

Income taxes	$196	$653

The accompanying notes are an integral part of these consolidated financial statements.

HAYNES INTERNATIONAL, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

As of and for the six months ended March 31, 2004 and 2005

(unaudited)

(dollars in thousands)

        The interim consolidated financial statements are unaudited and reflect all adjustments (consisting solely of normal recurring adjustments) that, in the opinion of management, are necessary for a fair presentation of results for the interim periods presented and should be read in conjunction with the audited consolidated financial statements included herein for the fiscal year ended September 30, 2004. The results of operations for the six months ended March 31, 2005, are not necessarily indicative of the results to be expected for the full year or any other interim period.

Note 1    Basis of Presentation and Principles of Consolidation

        The consolidated financial statements include the accounts of Haynes International, Inc. and its wholly-owned subsidiaries (collectively, the "Company"). All significant intercompany transactions and balances are eliminated. On November 11, 2003, Haynes Wire Company, a wholly-owned subsidiary of the Company, purchased certain assets of The Branford Wire and Manufacturing Company, Inc. and certain of its affiliates. The consolidated results of operations include the operations of Haynes Wire Company, from and after the acquisition date.

        The consolidated statements of operations, comprehensive income, and cash flows for the six-month period ended March 31, 2004 were prepared on a going concern basis, which assumed continuity of operations and realization of assets and satisfaction of liabilities in the ordinary course of business. Expenses and gains and losses resulting from the reorganization were reported separately as reorganization items in the consolidated statement of operations for the six months ended March 31, 2004.

Note 2    Summary of Significant Accounting Policies

Stock-Based Compensation

        The Company has adopted the disclosure only provisions of SFAS No. 123 Accounting for Stock-Based Compensation. No compensation expense was recognized by Haynes-predecessor for its stock option plan under the provisions of Accounting Principles Board Opinion ("APB") No. 25 Haynes-successor has recorded compensation expense for stock options since the exercise price of the stock options was less than the fair market value of the underlying common stock at the date of grant. Had compensation cost for the plans been determined based on the fair value at the grant dates for awards under the plan consistent with the fair value method of SFAS No. 123, the effect on the Company's net income (loss) would have been the following:

	Predecessor (Debtor-in-Possession)	Successor
	Six Months Ended March 31, 2004	Six Months Ended March 31, 2005
Net loss as reported	$(10,836)	$(11,515)
Add: Total stock-based employee compensation expense determined under the intrinsic value based method, net of related tax effects	—	738
Deduct: Total stock-based employee compensation expense determined under the fair value based method, net of related tax effects	(12)	(1,272)

Adjusted loss	$(10,848)	$(12,049)
As reported net loss per share:
Basic	$(108,360)	$(1.15)
Diluted	$(108,360)	$(1.15)
Pro forma net loss per share:
Basic	$(108,480)	$(1.20)
Diluted	$(108,480)	$(1.20)

        The total fair value of the options granted in fiscal 2004 was $2,419. The fair value of the option grants is estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: dividend yield equaling 0%, risk-free interest rate of 2.74%, expected volatilities assumed to be 70%, and expected lives of 3 years.

New Accounting Pronouncements

        In November 2004, the FASB issued SFAS No. 151, Inventory Costs, an amendment of ARB No. 43, Chapter 4. The amendments made by this statement clarify that abnormal amounts of idle facility expense, freight, handling costs, and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on the normal capacity of the production facilities. The guidance is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Management is still evaluating the full effect of this new accounting standard on the financial statements.

        In December 2004, the FASB issued two FSPs that provide accounting guidance on how companies should account for the effects of the American Jobs Creation Act of 2004 that was signed into law on October 22, 2004. FSP FAS 109-1, Application of FASB Statement No. 109, Accounting for Income Taxes, to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act

of 2004, states that the manufacturers' deduction provided for under this legislation should be accounted for as a special deduction instead of a tax rate change. FSP FAS 109-2, Accounting for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004, allows a company additional time to evaluate the effects of the legislation on any plan for reinvestment or repatriation of foreign earnings for purposes of applying SFAS No. 109, Accounting for Income Taxes. These FSPs may affect how a company accounts for deferred income taxes. These FSPs are effective for periods ending on or after December 21, 2004. These FSPs had no effect on the fiscal year 2004 consolidated financial statements and the Company does not expect these FSPs to impact its future results of operations and financial position.

        In December 2004, SFAS No. 123(R), Share-Based Payment, a replacement of SFAS No. 123, Accounting for Stock-Based Compensation, and a rescission of APB Opinion No. 25, Accounting for Stock Issued to Employees, was issued. This statement requires compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based upon the grant date fair value of the equity or liability issued. In addition, liability awards will be remeasured each reporting period and compensation costs will be recognized over the period that an employee provides service in exchange for the award. This statement is effective for public companies as of the beginning of the first fiscal year beginning after June 15, 2005. The Company has not yet completed its assessment of the impact of this statement on its financial condition and results of operations.

        In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligations, an interpretation of FASB Statement No. 143" (FIN 47). This statement addresses financial accounting and reporting for obligations associated with retirement of tangible long-lived assets and the associated asset retirement costs. FIN 47 clarifies that the term "conditional asset retirement obligation" as used in FASB 143 refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. The provisions of FIN 47 are effective no later than the end of fiscal years ending after December 15, 2005. The Company has not yet completed its assessment of the impact of this statement on its financial condition and results of operations.

Note 3    Inventories

        Effective October 1, 2003, Haynes-predecessor changed its inventory costing method for domestic inventories from the last-in, first-out ("LIFO") method to the first-in, first-out ("FIFO") method. Management of Haynes-predecessor believed that the FIFO method was preferable to LIFO because (i) FIFO inventory values more closely approximate the current value of inventory, (ii) costs of sales are still appropriately charged in the period of the related sales, and (iii) the change to FIFO method for domestic inventories results in a uniform method of inventory valuation globally. The effect of the change in accounting principle was to decrease the net loss for the six months ended March 31, 2004 by $7.0 million.

        The following is a summary of the major classes of inventories:

	September 30, 2004	March 31, 2005
Raw materials	$8,391	$12,076
Work-in-process	60,696	72,518
Finished goods	60,370	51,023
Other, net	1,297	1,529

	$130,754	$137,146

Note 4    Income Taxes

        The effective tax benefit rate for the six months ended March 31, 2005 is 35.5%. The income tax benefit for the six months ended March 31, 2004 represents foreign tax benefits.

Note 5    Pension and Postretirement Benefits

        Components of net periodic pension and postretirement benefit cost for the six months ended March 31 are as follows:

	Pension Benefits		Other Benefits
	Predecessor (Debtor-in-Possession)	Successor	Predecessor (Debtor-in-Possession)	Successor
	Six Months Ended March 31,
	2004	2005	2004	2005
Service cost	$1,435	$1,547	$831	$670
Interest cost	4,093	4,186	3,149	2,625
Expected return	(4,804)	(4,449)	—	—
Amortizations	689	—	(1,518)	—

Net periodic benefit cost	$1,413	$1,284	$2,462	$3,295

        The Company made no contributions to Company sponsored pension plans for the six months ended March 31, 2005. The Company presently does not anticipate contributing additional amounts to fund its pension plans in fiscal 2005, although it anticipates funding $2,731 in other benefits in fiscal 2005.

Note 6    Restructuring and Other Charges

        During the six months ended March 31, 2004, Haynes-predecessor recorded restructuring and other charges of $4,000 in connection with preparation for its Chapter 11 filing. These restructuring and other charges include pre-petition professional fees and fees associated with amending certain existing credit facilities. During the six months ended March 31, 2005, Haynes-successor recorded restructuring and other charges of $591 for post-petition professional fees.

Note 7    Reorganization Items

        During the six months ended March 31, 2004, Haynes-predecessor recorded reorganization items of $471. These reorganization items include the write off of the unamortized discount and debt issue costs associated with the Senior Notes.

Note 8    Environmental and Legal

        The Company is regularly involved in litigation, both as a plaintiff and as a defendant, relating to its business and operations, including environmental matters. Currently, the Company is a defendant in five lawsuits (one of which is a class action) alleging that the Company's welding-related products harmed the users of such products through the inhalation of welding fumes containing manganese. The Company estimates that its products represent less than 0.01% of the total volume of such products. The Company believes that it has insurance coverage for these cases and intends to defend them vigorously.

        Although the level of future expenditures for environmental and other legal matters cannot be determined with any degree of certainty, based on the facts presently known, management does not believe that such costs will have a material effect on the Company's financial position, results of operations or cash flows.

        The Company has received permits from the Indiana Department of Environmental Management, and the US Environmental Protection Agency, or EPA, to close and to provide post-closure monitoring and care for certain areas at the Kokomo facility used for the storage and disposal of wastes, some of which are classified as hazardous under applicable regulations. A closure certification was received in fiscal 1999 for one area. The Company has an application pending for approval of closure and post-closure care for a second area. The Company is required to monitor groundwater and to continue post-closure maintenance of the former disposal areas. The Company is aware of elevated levels of certain contaminates in the groundwater. If it is determined that the disposal areas have impacted the groundwater underlying the Kokomo, Indiana facility, additional corrective action by the Company could be required. As of September 30, 2003 and 2004, the Company has accrued $1,140 and $1,067, respectively, for post-closure monitoring and maintenance activities.

Note 9    Debtor Financial Information—US Operations Only

        Summarized financial information for the six months ended March 31, 2004 with respect to Haynes-predecessor included in the Chapter 11 filing is as follows:

Six Months Ended March 31, 2004
Statement of Operations Information:
Net revenues (includes $10,552 of sales to the subsidiaries)	$93,184
Cost of sales	79,974
Selling, general and administrative expense	6,968
Research and technical expense	1,260
Restructuring and other charges	4,027

Operating income	955
Interest expense (contractual interest of $10,203)	10,072

Loss before reorganization items, income taxes, and equity in loss of subsidiaries	(9,117)
Reorganization items	471
Equity in loss of subsidiaries	1,248

Loss before income taxes	(10,836)

Income taxes	—

Net loss	$(10,836)

Note 10    Acquisition

        On November 5, 2004, Haynes Wire Company, a wholly owned subsidiary of the Company, acquired certain assets (primarily accounts receivable, inventory, and property, plant and equipment) of The Branford Wire and Manufacturing Company, and certain of its affiliates ("Branford") located in Mountain Home, North Carolina, for cash of $8,300. The Company financed $5,600 of the transaction through a $10,000 extension of its existing working capital credit facility with its senior lender, and the remainder with cash from operations. Branford is a manufacturer of high-quality stainless steel and nickel alloy wires. This acquisition provides many synergies such as complementary product lines and routes to market. The transaction was accounted for in accordance with SFAS No. 141, Business Combinations. Accordingly, the results of operations of Branford are included with those of the Company subsequent to the acquisition. Because the effect of the acquisition is not material to the consolidated results of operations, supplemental pro forma results of operations information has been omitted. Amounts included in the consolidated balance sheet at March 31, 2005 related to the Branford acquisition are based upon a preliminary allocation of the purchase price and are subject to change.

HAYNES INTERNATIONAL, INC.

2,975,151 Shares of Common Stock

PROSPECTUS

Dealer Prospectus Delivery Obligation

        Until                        , 2005, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver this prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

        The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Company in connection with the sale and distribution of the common stock being registered. All amounts shown are estimates except for the SEC registration fee.

SEC registration fee		$6,566
Blue sky qualification fees and expenses		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Directors and officers' liability insurance premium (1933 Act)		*
Miscellaneous expenses		*

Total:	$	*

*
To be provided by amendment

Item 14. Indemnification of Directors and Officers.

        The Company is a corporation organized under the laws of the State of Delaware.

        Section 145 of the Delaware General Corporation Law (the "DGCL") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action or suit by or in the right of the corporation to procure a judgment in its favor, no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware, or the court in which such action or suit was brought, shall determine upon application that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 provides that, to the extent a present or former director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

        Pursuant to authority conferred by Delaware law, the Company's certificate of incorporation contains provisions providing that no director shall be liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under Delaware law as then in effect or as it may be amended. This provision is intended to eliminate the risk that a director or member might incur personal liability to the Company or its stockholders for breach of the duty of care.

        The Company's certificate of incorporation and by-laws contain provisions requiring it to indemnify and advance expenses to its directors and officers to the fullest extent permitted by law. Among other things, these provisions generally provide indemnification for the Company's directors and officers against liabilities for judgments in and settlements of lawsuits and other proceedings and for the advancement and payment of fees and expenses reasonably incurred by the director or officer in defense of any such lawsuit or proceeding if the director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the registrant, and in certain cases only if the director or officer is not adjudged to be liable to us.

Item 15. Recent Sales of Unregistered Securities.

        On August 31, 2004, the effective date of the plan of reorganization, the Company issued the following securities:

  •
  Each former holder of our 11 5/8% senior notes due September 1, 2004 received its pro rata share of 9.6 million shares of our common stock in full satisfaction of all of the Company's obligations under the senior notes.

  •
  Each former holder of the shares of common stock of Haynes Holdings, Inc., the former parent of the Company, received its pro rata share of 400,000 shares of our common stock issued in exchange for the outstanding shares of Haynes Holdings, Inc. common stock.

        Based upon the exemption provided by Section 1145 of the Bankruptcy Code, we believe that the issuance of these securities was exempt from registration under the Securities Act and state securities laws.

Item 16. Exhibits and Financial Statements Schedules.

  (a)
  Exhibits. Please see Index to Exhibits, which is incorporated herein by reference.

  (b)
  Financial Statements

  All financial statement schedules have been omitted because they are inapplicable or not required or because the information is contained elsewhere in this registration statement.

Item 17. Undertakings.

        The undersigned registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregative, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  (2)
  That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kokomo, State of Indiana, on the 5th day of July, 2005.

HAYNES INTERNATIONAL, INC.
By:	/s/ FRANCIS J. PETRO Francis J. Petro President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
†2.1	First Amended Joint Plan of Reorganization of Haynes International, Inc. and its Affiliated Debtors and Debtors-In-Possession
†2.2	Asset Purchase Agreement by and among Haynes Wire Company, The Branford Wire and Manufacturing Company, Carolina Industries, Inc., and Richard Harcke, dated October 28, 2004
†3.1	Restated Certificate of Incorporation of Haynes International, Inc.
†3.2	Amended and Restated By-laws of Haynes International, Inc.
†4.1	Specimen Common Stock Certificate
4.2	Restated Certificate of Incorporation of Haynes International, Inc. (incorporated by reference to Exhibit 3.1 hereof)
4.3	Amended and Restated By-laws of Haynes International, Inc. (incorporated by reference to Exhibit 3.2 hereof)
5.1	Opinion of Ice Miller
†10.1	Form of Termination Benefits Agreements by and between Haynes International, Inc. and certain of its employees named in the schedule to the Exhibit
†10.2	Haynes International, Inc. Death Benefit Plan, effective January 1, 2003
†10.3	Amendment No. 1 to Haynes International, Inc. Death Benefit Plan, dated August 30, 2004
†10.4	Haynes International, Inc. Supplemental Executive Retirement Plan, effective January 1, 2002
†10.5	Amendment No. 1 to Haynes International, Inc. Supplemental Executive Retirement Plan, dated August 30, 2004
†10.6	Master Trust Agreement, effective January 1, 2003
†10.7	Amendment No. 1 to Master Trust Agreement, dated August 30, 2004
†10.8	Plan Agreement by and between Haynes International, Inc. and Francis J. Petro, effective January 1, 2002
†10.9	Amendment No. 1 to Plan Agreement by and between Haynes International, Inc. and Francis J. Petro, dated August 30, 2004
†10.10	Amended and Restated Executive Employment Agreement by and between Haynes International, Inc. and Francis J. Petro, dated August 31, 2004
†10.11	Separation Agreement by and between Haynes International, Inc. and Calvin S. McKay, effective as of July 1, 2004
†10.12	Registration Rights Agreement by and among Haynes International, Inc. and the parties specified on the signature pages thereof, dated August 31, 2004
†10.13	Haynes International, Inc. Stock Option Plan as adopted by the Board of Directors August 31, 2004
†10.14	Form of Stock Option Agreements between Haynes International, Inc. and certain of its executive officers and directors named in the schedule to the Exhibit
†10.15	Stock Option Agreement between Haynes International, Inc. and its President and Chief Executive Officer

†10.16	Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., and Congress Financial Corporation (Central), and the other Lenders named therein dated August 31, 2004
†10.17	Amendment No. 1 to Amended and Restated Loan and Security Agreement by and among Haynes International, Inc., certain affiliates of Haynes International, Inc., and Congress Financial Corporation (Central), and the other Lenders named therein, dated November 5, 2004
†10.18	Consulting, Non-Competition and Confidentiality Agreement by and between Richard Harcke and Haynes Wire Company, dated November 5, 2004
†10.19	Separation Agreement by and between Haynes International, Inc. and Michael F. Rothman, dated February 23, 2005
†10.20	Facility Agreement by and between Haynes International Limited and Burdale Financial Limited, dated April 2, 2004
†10.21	Summary of Compensation of Executive Officers and Directors
†21.1	Subsidiaries
23.1	Consent of Ice Miller (included in Exhibit 5.1)
23.2	Consent of Deloitte & Touche LLP
†24.1	Powers of Attorney (Included on Signature Page)

†
Previously filed.

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FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA
RISK FACTORS
USE OF PROCEEDS
MARKET FOR OUR COMMON STOCK, DIVIDENDS AND RELATED STOCKHOLDER MATTERS
CAPITALIZATION
DILUTION
THE REORGANIZATION
PRO FORMA FINANCIAL INFORMATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
MANAGEMENT
CERTAIN TRANSACTIONS
SELLING STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES OF COMMON STOCK ISSUED IN THE REORGANIZATION ELIGIBLE FOR FUTURE SALES
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
HAYNES INTERNATIONAL, INC. INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
INDEX TO EXHIBITS